  As filed with the Securities and Exchange Commission on September 20, 1999

                                                     Registration No. 333-83779
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549
                                ---------------

                      PRE-EFFECTIVE AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          the Securities Act of 1933

                                ---------------

                               INTERWOVEN, INC.
            (Exact name of Registrant as specified in its charter)

         Delaware                    7372                    94-3221352
     (State or other          (Primary standard           (I.R.S. employer
     jurisdiction of      industrial classification     identification no.)
     incorporation or            code number)
      organization)
                               Interwoven, Inc.
                     1195 West Fremont Avenue, Suite 2000
                          Sunnyvale, California 94087
                                (408) 774-2000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                                ---------------
                                David M. Allen
                            Chief Financial Officer
                               Interwoven, Inc.
                     1195 West Fremont Avenue, Suite 2000
                          Sunnyvale, California 94087
                                (408) 774-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

       Matthew P. Quilter, Esq.                Mark A. Bertelsen, Esq.
         Horace L. Nash, Esq.                   Jose F. Macias, Esq.
         Darren L. Nunn, Esq.                    Jon C. Avina, Esq.
        William L. Hughes, Esq.           WILSON SONSINI GOODRICH & ROSATI
          FENWICK & WEST LLP                  Professional Corporation
         Two Palo Alto Square                    650 Page Mill Road
      Palo Alto, California 94306            Palo Alto, California 94304
            (650) 494-0600                         (650) 493-9300
                                ---------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------











   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED SEPTEMBER 20, 1999

                                3,000,000 Shares
                       [LOGO OF INTERWOVEN APPEARS HERE]
                                  Common Stock

                                   ---------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $10.00 and $12.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "IWOV."

  The underwriters have an option to purchase a maximum of 450,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 6.

                                                          Underwriting
                                               Price to   Discounts and Proceeds to
                                                Public     Commissions   Interwoven
                                             ------------ ------------- ------------
Per Share..................................      $            $             $
Total......................................     $            $             $

  Delivery of the shares of common stock will be made on or about    , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

                             BancBoston Robertson Stephens

                                                           Dain Rauscher Wessels
                                             a division of Dain Rauscher
                                                     Incorporated

                   The date of this prospectus is     , 1999.

                               ----------------

                               TABLE OF CONTENTS

                                      Page
                                      ----
Prospectus Summary..................    3
Risk Factors........................    6
Special Note Regarding Forward-
 Looking Statements.................   14
Use of Proceeds.....................   15
Dividend Policy.....................   15
Capitalization......................   16
Dilution............................   17
Selected Financial Data.............   18
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   19
Business............................   29

                                   Page
                                   ----
Management.......................   43
Related Party Transactions.......   54
Principal Stockholders...........   56
Description of Capital Stock.....   59
Shares Eligible for Future Sale..   63
Underwriting.....................   65
Notice to Canadian Residents.....   67
Legal Matters....................   68
Experts..........................   68
Where You Can Find Additional
 Information.....................   68
Index to Financial Statements....  F-1

                               ----------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               ----------------

   Interwoven(R), TeamSite(R), OpenDeploy(TM) and SmartContext(TM) are our trademarks. This prospectus also contains trademarks of other companies and organizations.

                               ----------------

   Unless otherwise indicated, all information contained in this prospectus assumes:

  .  that the underwriters will not exercise their over-allotment option;

  . the completion of a 2-for-3 reverse stock split immediately prior to consummation of this offering;

  . the conversion of each outstanding share of our preferred stock into two-thirds of a share of common stock, except for Series B Preferred Stock, each share of which shall be converted into 0.702205 shares of common stock;

  . no exercise of outstanding warrants to purchase shares of our preferred stock prior to the consummation of this offering; and

  . our reincorporation from California to Delaware prior to consummation of this offering.

                               ----------------

                     Dealer Prospectus Delivery Obligation

   Until     , 1999 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                            [front cover gatefold]

Artwork consists of a flow chart entitled Software to Manage Web Content. From left to right, the chart contains several images of people working on computers representing Web Contributors, including Technical Contributors and Business Contributors. To the right are icons representing several types of web content comprising a company's web site, labeled Executable Code, Database Assets, Video, Graphics and Audio, Templates and Text. Arrows lead from these icons to a box labeled Interwoven TeamSite which contains a column of gears representing the functions performed by the TeamSite product. These functions include Web Content Development, Quality Assurance, File Version Control, Task-based Work Flow and Web Content Deployment. Arrows lead from this box through a firewall to a group of icons representing various Web Applications, including Business-to-Employees, Business-to-Business and Business-to-Consumer applications. A line leading down and to the right from the box labeled Interwoven TeamSite highlights the following explanatory text: "Work Areas contain virtual copies of a web site, allowing multiple users to work in the context of an entire web site," "The Staging Area is where content changes from the Work Areas are integrated and shared" and "Editions of the web site can be published as snapshots of the Staging Area." At the end of this line is a smaller flow chart representing the web content management process, beginning from the Work Areas through Content Integration and Approval to the Staging Area and finally to Edition. Directly above this smaller flow chart, and to the right of the main flow chart is the following text: "We provide businesses with the ability to expand the number of web content contributors across the enterprise and to manage the workflow and publications of those contributions. TeamSite's open architecture supports leading web authoring tools and web application servers, allowing businesses to leverage existing investments in information technology systems, content and expertise."

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus; it does not contain all the information you should consider before buying shares in this offering. You should read the entire prospectus carefully before making a decision whether to purchase our common stock.

                                   Interwoven

   Interwoven is a leading provider of software products and services that help businesses and other organizations manage the information that makes up the content of their web sites. In the Internet industry, this is often referred to as "web content management." We have designed our software products to help companies rapidly and efficiently develop, maintain and extend large web sites that are essential to their businesses. Our principal product, TeamSite, incorporates widely accepted Internet industry standards and is designed with an open architecture that allows it to support a wide variety of Internet software products, including web authoring tools and web application servers. Using TeamSite, our customers can manage web content, control the versions of their web sites, manage web site contribution and content approval processes, and develop Internet applications. TeamSite allows large numbers of contributors across an enterprise to add web content in a carefully-managed process. In addition, our OpenDeploy product allows customers to distribute web content automatically from one server to one or more servers.

   As leading companies demonstrate success on the Internet, business leaders are seeking to capitalize on new business opportunities, reach a broader customer base and reduce overall operating costs by moving their businesses to the Internet. The use of the Internet to conduct business is frequently referred to as "Internet commerce" or "eBusiness." Companies are making significant investments to develop and deploy these eBusiness initiatives. International Data Corporation, or IDC, estimates that spending on software applications and services for Internet commerce will grow from $7.8 billion in 1998 to $53.8 billion in 2002.

   The competitive online environment is driving companies to deploy complex web sites that offer enhanced user experiences. These web sites can contain hundreds of thousands of content-rich web pages, and this content has been increasing in volume and complexity. In addition, today's web sites must be updated frequently by numerous contributors throughout an enterprise. Web teams find it difficult to manage the increasing complexity, volume and variability of this content. At the same time, the large number of web authoring tools and web application servers have contributed to the increasing technological complexity involved in developing and maintaining web sites. These trends have created a need for content management software that can accommodate the increasing volume of web content, leverage existing investments in computers, software and associated information technology infrastructure, and allow more contributors to add content to a web site. IDC estimates that one of the markets in which we participate, which they refer to as the web development life-cycle management software market, will grow from $76.4 million in 1998 to $1.6 billion in 2003.

   Interwoven's content management software assists customers in accelerating their time-to-web--the rate at which they can deploy new content on their web sites--by enabling them to develop multiple eBusiness applications simultaneously. It lowers web operating costs by reducing a customer's dependence on highly-paid web professionals and reducing the time required to test and approve new content for a web site or eBusiness application. The scalability of our products also allows customers to manage hundreds of thousands of web files and enables hundreds of employees throughout the enterprise to contribute web content. In addition, our software's architecture is non-proprietary and based on recognized industry standards, so it enables businesses to take advantage of existing investments in technology and web content and, at the same time, to integrate new technologies and applications easily.

   We market and sell our software products and services primarily through a direct sales force in North America. To date, we have licensed our software products to over 85 customers, including AltaVista, AT&T/TCI, BellSouth, Best Buy, Cisco Systems, FedEx, Gap, General Electric, the U.S. Department of Education, USWeb/CKS, Viacom/Nickelodeon and Yahoo!/GeoCities, although we have incurred losses to date resulting in an accumulated deficit of approximately $16.5 million at June 30, 1999.

   We were incorporated in California in March 1995 and intend to reincorporate in Delaware immediately prior to the completion of this offering. Our principal executive offices are located at 1195 West Fremont Avenue, Suite 2000, Sunnyvale, California 94087 and our telephone number is (408) 774-2000. Our World Wide Web address is www.interwoven.com. The information on our web site is not part of this prospectus.

                                  The Offering

 Common stock offered................................ 3,000,000 shares
 Common stock to be outstanding after this offering.. 21,642,241 shares
 Use of proceeds..................................... For general corporate purposes, including
                                                      working capital. See "Use
                                                      of Proceeds."
 Proposed Nasdaq National Market symbol.............. IWOV

   The number of shares of our common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of June 30, 1999, but does not include:

  . 944,980 shares issuable upon exercise of options outstanding as of June 30, 1999 under our stock option plans and 3,684,034 shares available for future issuance under those plans;

  . 300,000 shares available for future issuance under our employee stock purchase plan;

  .  72,071 shares issuable upon exercise of outstanding warrants; and

  . 39,096 shares issuable upon exercise of warrants issued after July 1, 1999.

                             Summary Financial Data

                    (in thousands, except per share amounts)

                                    Years Ended December        Six Months
                                             31,              Ended June 30,
                                   -------------------------  ----------------
                                    1996     1997     1998     1998     1999
                                   -------  -------  -------  -------  -------
Statement of Operations Data:
Revenues.......................... $   --   $   168  $ 4,003  $   886  $ 5,004
Gross profit......................     --        73    2,670      536    3,456
Total operating expenses..........     520    2,933    9,165    3,011    9,838
Loss from operations..............    (520)  (2,860)  (6,495)  (2,475)  (6,382)
Net loss..........................    (510)  (2,948)  (6,344)  (2,418)  (6,228)
Net loss per share:
  Basic and diluted............... $ (0.22) $ (1.36) $ (2.85) $ (1.25) $ (3.66)
  Weighted average shares--basic
   and diluted....................   2,282    2,356    2,633    2,404    3,435
Pro forma net loss per share:
  Basic and diluted...............                   $ (0.74)          $ (0.44)
  Weighted average shares--basic
   and diluted....................                     8,530            14,000

                                                         As of June 30, 1999
                                                         ---------------------
                                                          Actual   As Adjusted
                                                         --------  -----------
Balance Sheet Data:
Cash and cash equivalents............................... $ 25,203    $54,703
Working capital.........................................   22,634     52,134
Total assets............................................   29,948     59,448
Long-term debt and capital lease obligations, less
 current portion........................................    1,000      1,000
Manditorily redeemable convertible preferred stock......   45,276        --
Total stockholders' equity (deficit)....................  (21,155)    53,621

   See Note 1 of Notes to Financial Statements for a description of the method that we used to compute our basic and diluted net loss per share and pro forma basic and diluted net loss per share.

   The adjusted balance sheet data gives effect to the sale of the shares of common stock that we are offering under this prospectus at an assumed initial public offering price of $11.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

   You should carefully consider the risks described below before buying shares in this offering. The risks and uncertainties described below are not the only risks we face. These risks are the ones we consider to be significant to your decision whether to invest in our common stock at this time. We might be wrong. There may be risks that you in particular view differently than we do, and there are other risks and uncertainties that are not presently known to us or that we currently deem immaterial, but that may in fact impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could be seriously harmed, the trading price of our common stock could decline and you may lose all or part of your investment.

Our operating history is limited, so it will be difficult for you to evaluate our business in making an investment decision.

   We were incorporated in March 1995 and have a limited operating history. We are still in the early stages of our development, which makes the evaluation of our business operations and our prospects difficult. We shipped our first product in May 1997. Since that time, we have derived substantially all of our revenues from licensing our TeamSite product and related services. Before buying our common stock, you should consider the risks and difficulties frequently encountered by early stage companies in new and rapidly evolving markets, particularly those companies whose businesses depend on the Internet. These risks and difficulties, as they apply to us in particular, include:

  .  potential fluctuations in operating results and uncertain growth rates;

  .  limited market acceptance of our products;

  .  concentration of our revenues in a single product;

  .  our dependence on a small number of orders for most of our revenue;

  .  our need to expand our direct sales forces and indirect sales channels;

  .  our need to manage rapidly expanding operations; and

  .  our need to attract and train qualified personnel.

If we do not increase our license revenues significantly, we will fail to achieve profitability.

   We have incurred net losses in each quarter since our inception, and we expect our net losses to increase. We incurred net losses of approximately $510,000 in 1996, $2.9 million in 1997, $6.3 million in 1998 and $6.2 million for the six months ended June 30, 1999. As of June 30, 1999, we had an accumulated deficit of approximately $16.5 million. To compete effectively, we plan to continue to invest aggressively to expand our sales and marketing, research and development, and professional services organizations. As a result, if we are to achieve profitability we will need to increase our revenues significantly, particularly our license revenues. We cannot predict when we will become profitable, if at all.

Our operating results fluctuate widely and are difficult to predict, so we may fail to satisfy the expectations of investors or market analysts and our stock price may decline.

   Our quarterly operating results have fluctuated significantly in the past, and we expect them to continue to fluctuate unpredictably in the future. It is possible that in some future periods our results of operations may not meet or exceed the expectations of public market analysts and investors. If this occurs, the price of our common stock is likely to decline.

Our quarterly results depend on a small number of large orders, so the loss of any single large order could harm those results and cause our stock price to drop.

   Each quarter, we derive a significant portion of our license revenues from a small number of relatively large orders. As a result, our operating results could suffer if any large orders are delayed or cancelled in any future period. In the first and second quarters of 1999, our top five customers accounted for 41% and 30%, respectively, of the total revenue in those quarters. We expect that we will continue to depend upon a small number of large orders for a significant portion of our license revenues.

We face significant competition, which could make it difficult to acquire and retain customers and inhibit any future growth.

   We expect the competition in the market in which we operate to persist and intensify in the future. Competitive pressures may seriously harm our business and results of operations if they inhibit our future growth, or require us to hold down or reduce prices, or increase our operating costs. Our competitors include:

  .  potential customers that utilize in-house development efforts;

  . developers of software that directly addresses the need for web content management, such as Vignette.

In addition, we face potential competition from companies--for example, Microsoft and IBM--that may decide in the future to enter our market. Many of our existing and potential competitors have longer operating histories greater name recognition, larger customer bases and significantly greater financial, technical and marketing resources than we do. Many of these companies can also leverage extensive customer bases and adopt aggressive pricing policies to gain market share. Potential competitors may bundle their products in a manner that discourages users from purchasing our products. Barriers to entering the web content management software market are relatively low.

Because the market for our products is new, we do not know whether existing and potential customers will purchase our products in sufficient quantity for us to achieve profitability.

   The market for web content management software in which we sell is new and rapidly evolving. While we have licensed our products to over 85 customers, we expect that we will continue to need intensive marketing and sales efforts to educate prospective clients about the uses and benefits of our products and services. Various factors could inhibit the growth of the market, and market acceptance of our products and services. In particular, potential customers that have invested substantial resources in other methods of conducting business over the Internet may be reluctant to adopt a new approach that may replace, limit or compete with their existing systems. We cannot be certain that a viable market for our products will emerge, or if it does emerge, that it will be sustainable.

Our lengthy sales cycle makes it particularly difficult for us to forecast revenue, requires us to incur high costs of sales, and aggravates the variability of quarterly fluctuations.

   The time between our initial contact with a potential customer and the ultimate sale, which we refer to as our sales cycle, typically ranges between three and nine months depending largely on the customer. If we do not shorten our sales cycle, it will be difficult for us to reduce sales and marketing expenses. In addition, as a result of our lengthy sales cycle, we have only a limited ability to forecast the timing and size of specific sales. This makes it more difficult to predict quarterly financial performance, or to achieve it, and any delay in completing sales in a particular quarter could harm our business and cause our operating results to vary significantly.

We rely heavily on sales of one product, so if it does not achieve market acceptance we are likely to experience larger losses.

   Since 1997, we have generated substantially all of our revenues from licenses of, and services related to, our TeamSite product. We believe that revenues generated from TeamSite will continue to account for a large portion of our revenues for the foreseeable future. A decline in the price of TeamSite, or our inability to increase license sales of TeamSite, would seriously harm our business and operating results more seriously than it would if we had several different products and services to sell. In addition, our future financial performance will depend upon successfully developing and selling enhanced versions of TeamSite and the products. If we fail to deliver product enhancements or new products that customers want it will be more difficult for us to succeed.

We depend on our direct sales force to sell our products, so future growth will be constrained by our ability to hire and train new sales personnel.

   We sell our products primarily through our direct sales force, and we expect to continue to do so in the future. Our ability to sell more products is limited by our ability to hire and train direct sales personnel, and we believe that there is significant competition for direct sales personnel with the advanced sales skills and technical knowledge that we need. Some of our competitors may have greater resources to hire personnel with that skill and knowledge. If we are not able to hire experienced and competent sales personnel, our business would be harmed. Furthermore, because we depend on our direct sales force, any turnover in our sales force can significantly harm our operating results. Sales force turnover tends to slow sales efforts until replacement personnel can be recruited and trained to become productive. See "--We must attract and retain qualified personnel, which is particularly difficult for us because we compete with other Internet-related software companies and are located in the San Francisco Bay area where competition for personnel is extremely intense."

If we do not develop our indirect sales channel, we will be less likely to increase our revenues.

   If we do not develop indirect sales channels, we may miss sales opportunities that might be available through these other channels. For example, domestic and international resellers may be able to reach new customers more quickly or more effectively than our direct sales force. Although we are currently investing and plan to continue to invest significant resources to develop these indirect sales channels, we may not succeed in establishing a channel that can market our products effectively and provide timely and cost-effective customer support and services. In addition, we may not be able to manage conflicts across our various sales channels, and our focus on increasing sales through our indirect channel may divert management resources and attention from direct sales.

If we do not improve our operational systems on a timely basis, we will be more likely to fail to manage our growth properly.

   We have expanded our operations rapidly in recent years. We intend to continue to expand our operational systems for the foreseeable future to pursue existing and potential market opportunities. This rapid growth places a significant demand on management and operational resources. In order to manage our growth, we need to implement and improve our operational systems, procedures and controls on a timely basis. If we fail to implement and improve these systems in a timely manner, our business will be seriously harmed.

Difficulties in introducing new products and upgrades in a timely manner will make market acceptance of our products less likely.

   The market for our products is characterized by rapid technological change, frequent new product introductions and Internet-related technology enhancements, uncertain product life cycles, changes in customer demands and evolving industry standards. We expect to add new content management functionality to our product offerings by internal development, and possibly by acquisition. Content management technology is more complex than most software, and new products or product enhancements can require long development and testing periods. Any delays in developing and releasing new products could harm our business. New products or upgrades may not be released according to schedule or may contain defects when released. Either situation could result in adverse publicity, loss of sales, delay in market acceptance of our products or customer claims against us, any of which could harm our business. If we do not develop, license or acquire new software products, or deliver enhancements to existing products on a timely and cost-effective basis, our business will be harmed.

Our products might not be compatible with all major platforms, which could limit our revenues.

   Our products currently operate on the Microsoft Windows NT and Sun Solaris operating systems. In addition, our products are required to interoperate with leading web content authoring tools and web application servers. We must continually modify and enhance our products to keep pace with changes in these applications and operating systems. If our products were to be incompatible with a popular new operating system or Internet business application, our business would be harmed. In addition, uncertainties related to the timing and nature of new product announcements, introductions or modifications by vendors of operating systems, browsers, back-office applications, and other Internet-related applications, could also harm our business.

We have no significant experience conducting operations internationally, which may make it more difficult than we expect to expand overseas and may increase the costs of doing so.

   To date, we have derived all of our revenues from sales to North American customers. We plan to expand our international operations in the future. There are many barriers to competing successfully in the international arena, including:

  .  costs of customizing products for foreign countries;

  .  restrictions on the use of software encryption technology;

  .  dependence on local vendors;

  . compliance with multiple, conflicting and changing governmental laws and regulations;

  .  longer sales cycles; and

  .  import and export restrictions and tariffs.

As a result of these competitive barriers, we cannot assure you that we will be able to market, sell and deliver our products and services in international markets.

If we fail to establish and maintain strategic relationships, the market acceptance of our products, and our profitablity, may suffer.

   To offer products and services to a larger customer base our direct sales force depends on strategic partnerships and marketing alliances to obtain customer leads, referrals and distribution. If we are unable to maintain our existing strategic relationships or fail to enter into additional strategic relationships, our ability to increase our sales and reduce expenses will be harmed. We would also lose anticipated customer introductions and co-marketing benefits. Our success depends in part on the success of our strategic partners and their ability to market our products and services successfully. In addition, our strategic partners may not regard us as significant for their own businesses. Therefore, they could reduce their commitment to us or terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our products and services. Even if we succeed in establishing these relationships, they may not result in additional customers or revenues.

To succeed, we must attract and retain qualified personnel, which is particularly difficult for us because we compete with other Internet-related software companies and are located in the San Francisco Bay area where competition for personnel is extremely intense.

   Our success depends on our ability to attract and retain qualified, experienced employees. We compete for experienced engineering, sales and consulting personnel with Internet professional services firms, software vendors, consulting and professional services companies. It is also particularly difficult to recruit and retain personnel in the San Francisco Bay area, where we are located. In addition, our customers generally purchase consulting and implementation services. While we have recently established relationships with some third-party service providers, we continue to be the primary provider of these services. It is difficult and expensive to recruit, train and retain qualified personnel to perform these services, and we may from time to time have inadequate levels of staffing to perform these services. As a result, our growth could be limited due to our lack of capacity to provide those services, or we could experience deterioration in service levels or decreased customer satisfaction, any of which would harm our business.

If our services revenues do not grow substantially, our total revenues are unlikely to increase.

   Our services revenues represent a significant component of our total revenues--21% of total revenues for 1998 and 35% of total revenues for the six months ended June 30, 1999. We anticipate that services revenues will continue to represent a significant percentage of total revenues in the future. To a large extent, the level of services revenues depends upon our ability to license products which generate follow-on services revenue. Additionally, services revenues growth depends on ongoing renewals of maintenance and service contracts. Moreover, if third-party organizations such as systems integrators become proficient in installing or servicing our products, our services revenues could decline. Our ability to increase services revenues will depend in large part on our ability to increase the capacity of our professional services organization, including our ability to recruit, train and retain a sufficient number of qualified personnel.

We might not be able to protect and enforce our intellectual property rights, a loss of which could harm our business.

   We depend upon our proprietary technology, and rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect it. We currently do not have any issued United States or foreign patents, but we have applied for one U.S. patent. It is possible that a patent will not issue from our currently pending patent application or any future patent application we may file. We have also restricted customer access to our source code and required all employees to enter into confidentiality and invention assignment agreements. Despite our efforts to protect our proprietary technology, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as effectively as the laws of the United States, and we expect that it will become more difficult to monitor use of our products as we increase our international presence. In addition, third parties may claim that our products infringe theirs.

Our failure to deliver defect-free software could result in greater losses and harmful publicity.

   Our software products are complex and have in the past and may in the future contain defects or failures that may be detected at any point in the product's life. We have discovered software defects in the past in some of our products after their release. Although past defects have not had a material effect on our results of operations, in the future we may experience delays or lost revenue caused by new defects. Despite our testing, defects and errors may still be found in new or existing products, and may result in delayed or lost revenues, loss of market share, failure to achieve acceptance, reduced customer satisfaction, diversion of development resources and damage to our reputation. As has occurred in the past, new releases of products or product enhancements may require us to provide additional services under our maintenance contracts to ensure proper installation and implementation. Moreover, third parties may develop and spread computer viruses that may damage the functionality of our software products. Any damage to or interruption in the performance of our software could also harm our business.

Defects in our products may result in customer claims against us that could cause unanticipated losses.

   Because customers rely on our products for business critical processes, defects or errors in our products or services might result in tort or warranty claims. It is possible that the limitation of liability provisions in our contracts will not be effective as a result of existing or future federal, state or local laws or ordinances or unfavorable judicial decisions. We have not experienced any product liability claims like this to date, but we could in the future. Further, although we maintain errors and omissions insurance, this insurance coverage may not be adequate to cover us. A successful product liability claim could harm our business. Even defending a product liability suit, regardless of its merits, could harm our business because it entails substantial expense and diverts the time and attention of key management personnel.

Year 2000 concerns by our customers could cause them to defer purchases of our products.

   We may experience reduced sales of products as customers and potential customers put a priority on correcting their own Year 2000 problems or avoiding new ones and therefore defer purchases of our products until later in 2000. As a result, the demand for our products may be particularly volatile and unpredictable for the remainder of 1999 and early 2000.

Year 2000 problems with our products may increase our costs.

   Our products are generally integrated into enterprise computer systems involving sophisticated hardware and complex software products, which may not be Year 2000 compliant. We may in the future be subject to claims based on Year 2000 problems in other parties' products, Year 2000 problems alleged to be found in our products, Year 2000-related issues arising from the integration of multiple products within an overall system, or other similar claims. We also need to ensure Year 2000 compliance of our own internal computer and other systems, to continue testing our software products, to audit the Year 2000 compliance status of our suppliers and business partners, and to conduct a legal audit. We have not conducted a comprehensive Year 2000 investigation of our internal systems and do not intend to do so. The total cost of Year 2000 compliance may be material and may harm our business.

Acquisitions may harm our business by being more difficult than expected to integrate or by diverting management's attention.

   In July 1999, we acquired Lexington Software Associates, Inc., a software consulting company, to help support our existing customer base and to help attract and retain new customers. We may be unable to integrate this company into ours successfully, and our business may not benefit as expected. As part of our business strategy, we may seek to acquire or invest in additional businesses, products or technologies that we feel could complement or expand our business. If we identify an appropriate acquisition opportunity, we might be unable to negotiate the terms of that acquisition successfully, finance it, or integrate it into our existing business and operations. We may also be unable to select, manage or absorb any future acquisitions successfully. Further, the negotiation of potential acquisitions, as well as the integration of an acquired business, would divert management time and other resources. We may have to use a substantial portion of our available cash, including proceeds of this offering, to consummate an acquisition. On the other hand, if we consummate acquisitions through an exchange of our securities, our stockholders could suffer significant dilution. In addition, we cannot assure you that any particular acquisition, even if successfully completed, will ultimately benefit our business.

If widespread Internet adoption does not continue, or if the Internet cannot accommodate continued growth, our business will be harmed because it depends on growth in the use of the Internet.

   Acceptance of our products depends upon continued adoption of the Internet for commerce. As is typical in the case of an emerging industry characterized by rapidly changing technology, evolving industry standards and frequent new product and service introductions, demand for and acceptance of recently introduced products and services are subject to a high level of uncertainty. To the extent that businesses do not consider the Internet a viable commercial medium, our customer base may not grow. In addition, critical issues concerning the commercial use of the Internet remain unresolved and may affect the growth of Internet use. The adoption of the Internet for commerce, communications and access to content, particularly by those who have historically relied upon alternative methods, generally requires understanding and accepting new ways of conducting business and exchanging information. In particular, companies that have already invested substantial resources in other means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new, Internet-based strategy that may render their existing infrastructure obsolete. If the use of the Internet fails to develop or develops more slowly than expected, our business may be seriously harmed.

   To the extent that there is an increase in Internet use, an increase in frequency of use or an increase in the required bandwidth of users, the Internet infrastructure may not be able to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in development or adoption of new standards or protocols required to handle increased levels of Internet activity. Changes in, or insufficient availability of, telecommunications or similar services to support the Internet also could result in slower response times and could adversely impact use of the Internet generally. If use of the Internet does not continue to grow or grows more slowly than expected, or if the Internet infrastructure, standards, protocols or complementary products, services or facilities do not effectively support any growth that may occur, our business would be seriously harmed.

There is substantial risk that future regulations could be enacted that either directly restrict our business or indirectly impact our business by limiting the growth of Internet commerce.

   As Internet commerce evolves, we expect that federal, state or foreign agencies will adopt new legislation or regulations covering issues such as user privacy, pricing, content and quality of products and services. If enacted, these laws, rules or regulations could indirectly harm us to the extent that they impact our customers and potential customers. We cannot predict if or how any future legislation or regulations would impact our business. Although many of these regulations may not apply to our business directly, we expect that laws regulating or affecting commerce on the Internet could indirectly harm our business.

Our existing stockholders hold a majority of our stock and will be able to control matters requiring stockholder approval.

   Immediately after the closing of this offering, approximately 48% of our outstanding capital stock will be owned by our directors and executive officers or their affiliated entities. As a result, these stockholders, acting together, would be able to control all matters requiring approval by the stockholders, including the election of all directors and approval of significant corporate transactions.

We have various mechanisms in place to discourage takeover attempts, which might tend to suppress our stock price.

   Provisions of our certificate of incorporation and bylaws that may discourage, delay or prevent a change in control include:

  . we are authorized to issue "blank check" preferred stock, which could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  . we provide for the election of only one-third of our directors at each annual meeting of stockholder, which slows turnover on the board of directors;

  .  we limit who may call special meetings of stockholders;

  . we prohibit stockholder action by written consent, so all stockholder actions must be taken at a meeting of our stockholders; and

  . we require advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

   In addition, Section 203 of the Delaware General Corporations Law and our stock incentive plans may discourage, delay or prevent a change in control of us. See "Description of Capital Stock--Anti-Takeover Provisions."

Purchasers in this offering will incur immediate and substantial dilution.

   The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive less than they paid for their common stock. To the extent that outstanding options to purchase our common stock are exercised, or options or warrants reserved for issuance are issued and exercised, each stockholder purchasing in this offering will experience further substantial dilution.

If a significant number of shares become available for sale and are sold in a short period of time, the market price of our stock could decline.

   If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. Based on shares outstanding as of June 30, 1999, upon completion of this offering, we will have 21,642,241 shares of common stock outstanding. Other than the 3,000,000 shares of common stock sold in this offering, no shares will be eligible for sale in the public market immediately. The limited number of shares available for resale may affect the liquidity of the market for those shares. Our stockholders are subject to agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After these agreements expire, an additional 15,690,149 shares will be eligible for sale in the public market. If many of these shares are sold when they become available for resale, the market price of our common stock may decline. For a detailed discussion of the shares eligible for future sale, please see "Shares Eligible for Future Sale."

We have broad discretion to use the offering proceeds and how we invest these proceeds may not yield a favorable, or any, return.

   The net proceeds of this offering are not allocated for specific uses other than working capital and general corporate purposes. Thus, our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable, or any, return for us.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. The forward-looking statements contained in this prospectus involve known and unknown risks, uncertainties and other factors that may cause industry trends or our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus.

                                USE OF PROCEEDS

   We estimate that we will receive net proceeds of approximately $29.5 million from the sale of 3,000,000 shares of our common stock ($34.1 million if the underwriters exercise their over-allotment option in full) at an assumed initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. The primary purposes of this offering are to obtain additional working capital, create a public market for our common stock, facilitate our future access to public capital markets and provide liquidity to existing stockholders.

   We intend to use the net proceeds of this offering primarily for additional working capital and other general corporate purposes, including increased sales and marketing expenditures, increased research and development expenditures and capital expenditures. We have not yet determined our expected use of these proceeds, but we currently estimate that we will incur at least $5 million in research and development expenditures, $17 million in sales and marketing expenditures and $3 million in capital expenditures during the next twelve months.

   The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to acquire additional businesses, products and technologies, to lease additional facilities, or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so and are not currently engaged in any negotiations for any acquisition or joint venture.

   We will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds of this offering in short-term to medium-term interest-bearing, investment-grade securities. We cannot predict whether the proceeds will be invested to yield a favorable return. We believe that our available cash, together with the net proceeds of this offering, will be sufficient to meet our capital requirements for at least the next 12 months.

                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our common stock or other securities, and we do not anticipate paying a cash dividend in the foreseeable future. Our lines of credit currently prohibit the payment of dividends.

                                 CAPITALIZATION

   The following table sets forth the following information, as of June 30, 1999:

  .  our actual capitalization;

  . our pro forma capitalization after giving effect to the conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering; and

  . our pro forma as adjusted capitalization to give effect to the sale of 3,000,000 shares of common stock offered hereby at an assumed initial public offering price of $11.00 per share, less the estimated underwriting discounts and commissions and estimated offering expenses.


                                                        June 30, 1999
                                                -------------------------------
                                                            Pro      Pro Forma
                                                 Actual    Forma    As Adjusted
                                                --------  --------  -----------
                                                 (in thousands, except share
                                                            data)
Debt and leases, current and long-term......... $  1,511  $  1,511   $  1,511
Mandatorily redeemable convertible preferred
 stock, 18,763,092 shares authorized,
 18,455,184 shares issued and outstanding,
 actual; no shares authorized, issued or
 outstanding, pro forma and pro forma as
 adjusted......................................   45,276       --         --
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value, no shares
   authorized, issued or outstanding, actual;
   5,000,000 shares authorized, no shares
   issued or outstanding, pro forma and pro
   forma as adjusted...........................      --        --         --
  Common stock, $0.001 par value, 26,666,666
   shares authorized, 6,230,590 shares issued
   and outstanding, actual; 75,000,000 shares
   authorized, 18,642,241 shares issued and
   outstanding, pro forma; 21,642,241 shares
   issued and outstanding, pro forma as
   adjusted....................................        6        19         22
  Additional paid-in capital...................    1,707    46,970     76,467
  Notes receivable for purchase of common
   stock.......................................     (202)     (202)      (202)
  Deferred stock-based compensation............   (6,130)   (6,130)    (6,130)
  Accumulated deficit..........................  (16,536)  (16,536)   (16,536)
                                                --------  --------   --------
    Total stockholders' equity (deficit).......  (21,155)   24,121     53,621
                                                --------  --------   --------
      Total capitalization..................... $ 25,632  $ 25,632   $ 55,132
                                                ========  ========   ========

   The table excludes:

  . 944,980 shares issuable upon exercise of options outstanding at June 30, 1999 under our stock option plans and 3,684,034 shares available for future issuance under those plans;

  . 300,000 shares available for future issuance under our employee stock purchase plan;

  .  72,071 shares issuable upon exercise of outstanding warrants;

  . 445,237 shares issuable upon exercise of outstanding options issued after June 30, 1999; and

  . 39,096 shares issuable upon exercise of outstanding warrants issued after July 1, 1999.

                                    DILUTION

   The pro forma net intangible book value of our common stock as of June 30, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock, was $24.1 million, or approximately $1.29 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Assuming our sale of 3,000,000 shares of common stock offered at an assumed initial public offering price of $11.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 1999 would have been $53.6 million, or $2.48 per share. This represents an immediate increase in pro forma net tangible book value of $1.19 per share to existing stockholders and an immediate dilution in net tangible book value of $8.52 per share to new investors. Investors participating in this offering will incur immediate, substantial dilution. The following table illustrates the per share dilution:

Assumed initial public offering price per share...................       $11.00
  Pro forma net tangible book value per share as of June 30,
   1999........................................................... $1.29
  Increase in pro forma net tangible book value per share
   attributable to new investors.................................. $1.19
                                                                   -----
Pro forma net tangible book value per share after offering........       $ 2.48
                                                                         ------
Dilution per share to new investors...............................       $ 8.52
                                                                         ======

   The following table summarizes, on a pro forma basis, as of June 30, 1999, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by the new investors purchasing shares in this offering. We have assumed an initial public offering price of $11.00 per share, and we have not deducted estimated underwriting discounts and commissions and estimated offering expenses in our calculations.

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 18,642,241   86.1% $39,382,600   54.4%  $ 2.11
New investors..................  3,000,000   13.9   33,000,000   45.6    11.00
                                ----------  -----  -----------  -----   ------
  Total........................ 21,642,241  100.0% $72,382,600  100.0%  $ 3.34
                                ==========  =====  ===========  =====   ======

   This discussion of dilution, and the table quantifying it, assume no exercise of any outstanding stock options. The exercise of stock options outstanding under our stock option plans having an exercise price less than the offering price would increase the dilutive effect to new investors. If the underwriters exercise their over-allotment in full, the following will occur:

  . the number of shares of common stock held by existing stockholders will decrease to approximately 84.4% of the total number of shares of our common stock outstanding; and

  . the number of shares held by new investors will increase to 3,450,000, or approximately 15.6% of the total number of our common stock outstanding after this offering.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with, and is qualified by reference to, the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this prospectus.

   The statement of operations data for the years ended December 31, 1996, 1997 and 1998 and the balance sheet data at December 31, 1997 and 1998, are derived from and are qualified by reference to audited financial statements included elsewhere in this prospectus. The balance sheet data at December 31, 1996 is derived from audited financial statements not included in this prospectus. The statement of operations data for the six months ended June 30, 1998 and 1999, and the balance sheet data at June 30, 1999 are derived from unaudited financial statements included elsewhere in this prospectus and, in the our opinion, include all adjustments consisting solely of normal recurring accruals which are necessary to present fairly the data for those periods. Historical results are not necessarily indicative of future results and the results, for interim periods are not necessarily indicative of results to be expected for the entire year.

                                          Year Ended            Six Months
                                         December 31,         Ended June 30,
                                    ------------------------  ----------------
                                     1996    1997     1998     1998     1999
                                    ------  -------  -------  -------  -------
                                    (in thousands, except per share data)
Statement of Operations Data:
Revenues:
 License .......................... $  --   $    84  $ 3,176  $   624  $ 3,258
 Services .........................    --        84      827      262    1,746
                                    ------  -------  -------  -------  -------
  Total revenues...................    --       168    4,003      886    5,004
                                    ------  -------  -------  -------  -------
Cost of revenues:
 License...........................    --       --        59      --       119
 Services..........................    --        95    1,274      350    1,429
                                    ------  -------  -------  -------  -------
  Total cost of revenues...........    --        95    1,333      350    1,548
                                    ------  -------  -------  -------  -------
Gross profit.......................    --        73    2,670      536    3,456
Operating expenses:
 Research and development..........    328      884    1,797      735    1,701
 Sales and marketing...............    101    1,519    4,817    1,357    5,225
 General and administrative........     91      530    1,739      572    1,244
 Amortization of deferred stock-
  based compensation...............    --       --       812      347    1,668
                                    ------  -------  -------  -------  -------
  Total operating expenses.........    520    2,933    9,165    3,011    9,838
                                    ------  -------  -------  -------  -------
Loss from operations...............   (520)  (2,860)  (6,495)  (2,475)  (6,382)
Interest income (expense), net.....     10      (88)     151       57      154
                                    ------  -------  -------  -------  -------
Net loss........................... $ (510) $(2,948) $(6,344) $(2,418) $(6,228)
                                    ======  =======  =======  =======  =======
Net loss per share:
 Basic and diluted................. $(0.22) $ (1.36) $ (2.85) $ (1.25) $ (3.66)
 Weighted average shares--basic and
  diluted..........................  2,282    2,356    2,633    2,404    3,435
Pro forma net loss per share:
 Basic and diluted.................                  $ (0.74)          $ (0.44)
 Weighted average shares--basic and
  diluted..........................                    8,530            14,000

                                                  December 31,
                                               ---------------------  June 30,
                                               1996   1997    1998      1999
                                               ----  ------  -------  --------
                                                      (in thousands)
Balance Sheet Data:
Cash and cash equivalents..................... $ 17  $1,019  $ 9,022  $25,203
Working capital............................... (208)    792    8,844   22,634
Total assets..................................   92   1,384   13,908   29,948
Long-term debt and capital lease obligations,
 less current portion ........................  --       87    1,257    1,000
Mandatorily redeemable convertible preferred
 stock........................................  385   4,627   20,464   45,276
Total stockholders' deficit................... (525) (3,734) (10,752) (21,155)

   See Note 1 of Notes to Financial Statements for a discussion regarding computation and presentation of pro forma basic and diluted net loss per share and shares used in computing pro forma basic and diluted net loss per share.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

   The following discussion and analysis of the financial condition and results of operations should be read in conjunction with "Selected Financial Data" and our Financial Statements and Notes appearing elsewhere in this prospectus.

Overview

   Interwoven was incorporated in March 1995 to provide software products and services for web content management. Designed specifically for the web, our products allow large teams of people across an enterprise to contribute and edit web content on a collaborative basis, reducing the time-to-web for critical eBusiness initiatives. From March 1995 through March 1997, we were a development stage company conducting research and development for our initial products. In May 1997, we shipped the first version of our principal product, TeamSite. We have subsequently developed and released enhanced versions of TeamSite and have introduced related products. As of June 30, 1999, we had sold our products and services to over 75 customers. We market and sell our products primarily through a direct sales force and augment our sales efforts through relationships with systems integrators and other strategic partners. We are headquartered in Sunnyvale, California and maintain additional offices in the metropolitan areas of Atlanta, Boston, Chicago, Los Angeles, Seattle and Washington, D.C. Our revenues to date have been derived exclusively from accounts in North America. In May 1999, we opened an office in the United Kingdom.

   We derive revenues from the license of our software products and from services we provide to our customers. To date, we have derived virtually all of our license revenues from licenses of TeamSite. License revenues are recognized when persuasive evidence of an agreement exists, the product has been delivered, no significant post-delivery obligations remain, the license fee is fixed or determinable and collection of the fee is probable. Services revenues consist of professional services and maintenance fees. Professional services primarily consist of software installation and integration, business process consulting and training. We generally bill our professional services customers on a time and materials basis and recognize revenues as the services are performed. Maintenance agreements are typically priced based on a percentage of the product license fee, and typically have a one-year term that is renewable annually. Services provided to customers under maintenance agreements include technical product support and an unspecified number of product upgrades as released by us during the term of a maintenance agreement. Revenues from maintenance support agreements are recognized ratably over the term of the agreement.

   Since inception, we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and services organizations, and to establish an administrative organization. As a result, we have incurred net losses in each quarter since inception and, as of June 30, 1999, had an accumulated deficit of $16.5 million. We anticipate that our cost of services revenues and operating expenses will increase substantially in future quarters as we grow our services organization to support an increased level and expanded number of services offered, increase our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, and improve operational and financial systems. Accordingly, we expect to incur additional losses for the foreseeable future as we continue to expand our operations. In addition, our limited operating history makes the prediction of future results of operations difficult and, accordingly, there can be no assurance that we will achieve or sustain profitability.

   On July 1, 1999, we acquired Lexington Software Associates, Inc. As a result of this acquisition, we have substantially increased our professional services organization. The Lexington Software acquisition added 18 employees to the 118 employees we had as of June 30, 1999. See Note 9 of Notes to Financial Statements.

Results of Operations

   The following table lists, for the periods indicated, each line as a percentage of total revenues:

                                         Years Ended      Six Months Ended
                                        December 31,          June 30,
                                        ----------------  -------------------
                                         1997     1998      1998       1999
                                        -------   ------  --------   --------
Revenues:
  License..............................      50%     79%        70%        65%
  Services.............................      50      21         30         35
                                        -------   -----   --------   --------
    Total revenues.....................     100     100        100        100
                                        -------   -----   --------   --------
Cost of revenues:
  License..............................     --        1        --           2
  Services.............................      57      32         40         29
                                        -------   -----   --------   --------
    Total cost of revenues.............      57      33         40         31
                                        -------   -----   --------   --------
Gross profit...........................      43      67         60         69
                                        -------   -----   --------   --------
Operating expenses:
  Research and development.............     526      45         83         34
  Sales and marketing..................     904     120        153        104
  General and administrative...........     315      43         65         25
  Amortization of deferred stock-based
   compensation........................     --       20         39         33
                                        -------   -----   --------   --------
    Total operating expenses...........   1,745     228        340        196
                                        -------   -----   --------   --------
Loss from operations...................  (1,702)   (161)      (280)      (127)
Interest income (expense), net.........     (52)      4          6          3
                                        -------   -----   --------   --------
Net loss...............................  (1,754)%  (157)%     (274)%     (124)%
                                        =======   =====   ========   ========

Six Months Ended June 30, 1998 and 1999

 Revenues

   Total revenues increased 456% from $900,000 for the six months ended June 30, 1998 to $5.0 million for the six months ended June 30, 1999. This increase was attributable to greater market acceptance of our products and services after their introduction in 1997 and an increase in the number of sales and marketing staff, resulting in an increased number of customers.

   License. License revenues increased 429% from $624,000 for the six months ended June 30, 1998 to $3.3 million for the six months ended June 30, 1999. License revenues represented 70% and 65% of total revenues, respectively, in those periods. The increase in license revenues reflects a 260% growth in customers and a 66% increase in the average contract license fee per customer.

   Services. Services revenues increased 549% from $262,000 for the six months ended June 30, 1998 to $1.7 million for the six months ended June 30, 1999. Services revenues represented 30% and 35% of total revenues, respectively, in those periods. The increase in services revenues reflects a $1.0 million increase in professional services fees and a $400,000 increase in maintenance fees.

 Cost of Revenues

   License. Cost of license revenues includes expenses incurred to manufacture, package and distribute software products and related documentation, as well as costs of licensing third-party software sold in conjunction with our software products. Cost of license revenues was not significant for the six months ended June 30, 1998 and increased to $119,000 for the six months ended June 30, 1999. Cost of license revenues represented 4% of license revenues in the six months ended June 30, 1999. The increase in cost of license revenues reflects increased sales of third-party products sold in conjunction with our software products. Cost of license revenues may fluctuate from period to period as we sell higher or lower numbers of third-party products.

   Services. Cost of services revenues consists primarily of salary and related costs of our professional services, training, maintenance and support staffs, as well as subcontractor expenses. Cost of services revenues increased 300% from $350,000 for the six months ended June 30, 1998 to $1.4 million for the six months ended June 30, 1999. Cost of services revenues represented 134% and 82% of services revenues, respectively, in those periods. This increase in dollar amounts was directly attributable to an increase in the number of in-house staff from 10 to 21 and a $106,000 increase in subcontractor expenses.

   We expect our cost of services revenues to increase in dollar amounts as a result of the increased staffing of our professional services organization due to our acquisition of Lexington Software and through our continued expansion of our services staff and consulting organizations. Since services revenues have substantially lower margins than license revenues, this expansion would reduce our gross margins if our license revenues were not to increase significantly. We expect cost of services revenues as a percentage of services revenues to vary from period to period depending on the mix of services we provide, whether the services are performed by our in-house staff or subcontractors, and the overall utilization rates of professional services staff.

 Gross Profit

   Gross profit increased 553% from $536,000 for the six months ended June 30, 1998 to $3.5 million for the six months ended June 30, 1999. Gross profit represented 60% and 69% of total revenues, respectively, in those periods. This increase in dollar amounts reflects increased license and services revenues from a growing customer base. We expect gross profit as a percentage of total revenues to fluctuate from period to period as a result of changes in the relative proportion of license and services revenues.

 Operating Expenses

   Research and Development. Research and development expenses consist primarily of personnel and related costs to support product development. Research and development expenses increased 131% from $735,000 for the six months ended June 30, 1998 to $1.7 million for the six months ended June 30, 1999, representing 83% and 34% of total revenues, respectively, in those periods. This increase in dollar amounts was due to increases in the number of product development personnel. We believe that continued investment in research and development is critical to our strategic objectives, and we expect that the dollar amounts of research and development expenses will increase in future periods. To date, all software development costs have been expensed in the period incurred.

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries and related costs for sales and marketing personnel, sales commissions, travel and marketing programs. Sales and marketing expenses increased 271% from $1.4 million for the six months ended June 30, 1998 to $5.2 million for the six months ended June 30, 1999, representing 153% and 104% of total revenues, respectively, in those periods. This increase in dollar amounts reflects increases in the number of our sales and marketing personnel costs of $1.6 million, higher sales commissions and bonuses of $1.0 million and increased marketing related costs of $200,000. We expect to continue to invest heavily in sales and marketing in order to expand our customer base and increase brand awareness. We also anticipate that the percentage of total revenues represented by sales and marketing expenses will fluctuate from period to period primarily depending on when we hire new sales personnel, the timing of new marketing programs and the levels of revenues in each period.

   General and Administrative. General and administrative expenses consist primarily of salaries and related costs for accounting, human resources, legal and other administrative functions, as well as provisions for doubtful accounts. General and administrative expenses increased 110% from $572,000 for the six months ended June 30, 1998 to $1.2 million for the six months ended June 30, 1999, representing 65% and 25% of total revenues, respectively. This increase in dollar amounts was due to additional staffing of these functions to support expanded operations during this same period. We expect general and administrative expenses to increase in dollar amounts in 1999 as we add personnel to support expanding operations, incur additional costs related to the growth of our business, and assume the reporting requirements of a public company.

   Amortization of Deferred Stock-Based Compensation. In 1998 and the first six months of 1999, we recorded deferred stock-based compensation of $1.9 million and $6.7 million in connection with stock options granted during 1998 and 1999, respectively. These amounts represent the difference between the exercise price of stock options granted during those periods and the deemed fair value of our common stock at the time of the grants. Amortization of deferred stock-based compensation was $347,000 and $1.7 million for the six months ended June 30, 1998 and 1999, respectively. We expect per quarter amortization related to these options of approximately $1.0 million during the remainder of 1999, between $500,000 and $750,000 during 2000, between $270,000 and $400,000 during
2001, between $100,000 and $185,000 during 2002 and $50,000 in the quarter ended March 31, 2003.

 Interest Income (Expense), Net

   Interest income, net, increased from $57,000 for the six months ended June 30, 1998 to $154,000 for the six months ended June 30, 1999 due to higher average cash balances.

 Income Taxes

   As of June 30, 1999, we had approximately $10.8 million of federal and $1.7 million of state net operating loss carryforwards available to reduce future taxable income, expiring in 2015 and 2010 for federal and state tax purposes, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited. Events which cause limitation in the amount of net operating losses that we may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. We have provided a full valuation allowance on the deferred tax asset because of the uncertainty regarding its realization. Our accounting for deferred taxes under Statement of Financial Accounting Standards No. 109 involves the evaluation of a number of factors concerning the realizability of our deferred tax assets. In concluding that a full valuation allowance was required, management primarily considered factors such as our history of operating losses and expected future losses and the nature of our deferred tax assets. See Note 5 of Notes to Financial Statements.

Years Ended December 31, 1996, 1997 and 1998

 Revenues

   We had no revenues in 1996. Total revenues increased from $168,000 in 1997 to $4.0 million in 1998. This increase was attributable to greater market acceptance of our software products after their introduction in 1997 and an increase in the number of sales and marketing staff, resulting in an increased number of customers.

   License. License revenues increased from $84,000 in 1997 to $3.2 million in 1998. License revenues represented 50% and 79% of total revenues, respectively, in those periods. The increase in license revenues reflects growth from the low level of revenue in 1997, our first year in which we licensed our products.

   Services. Services revenues increased from $84,000 in 1997 to $827,000 in 1998. Services revenues represented 50% and 21% of total revenues, respectively, in those periods. The increase in services revenues reflects an increase in both professional services and maintenance fees generated from an expanded number of customers who licensed our products.

 Cost of Revenues

   License. We had no cost of license revenues in 1996 or 1997. Cost of license revenues in 1998 was $59,000 and represented 2% of license revenues in 1998. The increase in cost of license revenues reflects increased sales of third-party products sold in conjunction with our software products.

   Services. We had no cost of services revenues in 1996. Cost of services revenues increased from $95,000 in 1997 to $1.3 million in 1998. Cost of services revenues represented 113% and 154% of services revenues, respectively, in those periods. This increase was due to an increase in the number of in-house staff from 3 to 11, and a $45,000 increase in subcontractor expenses.

 Gross Profit

   Gross profit increased from $73,000 in 1997 to $2.7 million in 1998, representing 43% and 67% of total revenues, respectively, in those periods. This increase reflected increased license and services revenues from a growing customer base.

 Operating Expenses

   Research and Development. Research and development expenses increased from $328,000 in 1996 to $884,000 in 1997 and $1.8 million in 1998. Research and development expenses represented 526% and 45% of total revenues in 1997 and 1998, respectively. This increase in dollar amounts was due to increases in the number of product development personnel.

   Sales and Marketing. Sales and marketing expenses increased from $101,000 in 1996 to $1.5 million in 1997 and $4.8 million in 1998. Sales and marketing expenses represented 904% and 120% of total revenues in 1997 and 1998, respectively. The increase in dollar amounts from 1996 to 1997 reflects increases in sales and marketing personnel costs of $900,000 and increased marketing related costs of $100,000. The increase in dollar amounts from 1997 to 1998 reflects increases in sale and marketing personnel costs of $1.4 million, higher sales commissions and bonuses of $900,000 and increased marketing related costs of $200,000.

   General and Administrative. General and administrative expenses increased from $91,000 in 1996 to $530,000 in 1997 and $1.7 million in 1998, representing 315% and 43% of total revenues in 1997 and 1998, respectively. This increase in dollar amounts reflects additional staffing of these functions to support expanded operations during this same period.

   Amortization of Deferred Stock-Based Compensation. In 1998 we recorded deferred stock-based compensation of $1.9 million, $812,000 of which was amortized in 1998.

 Interest Income (Expense), Net

   Interest income, net, decreased from $10,000 in 1996 to a net interest expense of $88,000 in 1997 and increased to a net interest income of $151,000 in 1998. The decrease from 1996 to 1997 reflected increased interest expense on promissory notes issued in conjunction with the sale of our preferred stock. The increase from 1997 to 1998 was due to increased interest income earned from cash balances on hand as a result of sales of our preferred stock in March, October, November and December 1998, partially offset by increased interest expense.

Quarterly Results of Operations

   The following tables set forth our unaudited statements of operations data in dollars and as a percentage of total revenues for each of our last six quarters. This data has been derived from unaudited financial statements that have been prepared on the same basis as our annual audited financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of this information. These unaudited quarterly results should be read in conjunction with the annual audited financial statements and notes thereto appearing elsewhere in this prospectus. The results of operations for any quarter are not necessarily indicative of the results for any future period.

                                             Three Months Ended
                          ----------------------------------------------------------
                          March 31, June 30,  Sept. 30, Dec. 31,  March 31, June 30,
                            1998      1998      1998      1998      1999      1999
                          --------- --------  --------- --------  --------- --------
                                               (in thousands)
Statement of Operations
 Data:
Revenues:
  License...............    $ 187   $   437    $   946  $ 1,606    $ 1,360  $ 1,898
  Services..............       44       218        277      288        742    1,004
                            -----   -------    -------  -------    -------  -------
   Total revenues.......      231       655      1,223    1,894      2,102    2,902
                            -----   -------    -------  -------    -------  -------
Cost of revenues:
  License...............      --        --          19       40         15      104
  Services..............       75       275        441      483        549      880
                            -----   -------    -------  -------    -------  -------
   Total cost of
    revenues............       75       275        460      523        564      984
                            -----   -------    -------  -------    -------  -------
   Gross profit.........      156       380        763    1,371      1,538    1,918
                            -----   -------    -------  -------    -------  -------
Operating expenses:
  Research and
   development..........      282       453        492      570        779      922
  Sales and marketing...      473       884      1,603    1,857      2,287    2,938
  General and
   administrative.......      185       387        563      604        598      646
  Amortization of
   deferred stock-based
   compensation.........      151       196        217      248        640    1,028
                            -----   -------    -------  -------    -------  -------
   Total operating
    expenses............    1,091     1,920      2,875    3,279      4,304    5,534
                            -----   -------    -------  -------    -------  -------
Loss from operations....     (935)   (1,540)    (2,112)  (1,908)    (2,766)  (3,616)
Interest income, net....        4        53         32       62         65       89
Net loss................    $(931)  $(1,487)   $(2,080) $(1,846)   $(2,701) $(3,527)
                            =====   =======    =======  =======    =======  =======

                                             Three Months Ended
                          --------------------------------------------------------
                          March 31, June 30, Sept. 30, Dec. 31, March 31, June 30,
                            1998      1998     1998      1998     1999      1999
                          --------- -------- --------- -------- --------- --------
As a Percentage of Total
 Revenues:
Revenues:
  License...............      81%       67%      77%       85%      65%       65%
  Services..............      19        33       23        15       35        35
                            ----      ----     ----      ----     ----      ----
   Total revenues.......     100       100      100       100      100       100
                            ----      ----     ----      ----     ----      ----
Cost of revenues:
  License...............     --        --         2         2        1         4
  Services..............      32        42       36        26       26        30
                            ----      ----     ----      ----     ----      ----
   Total cost of
    revenues............      32        42       38        28       27        34
                            ----      ----     ----      ----     ----      ----
   Gross profit.........      68        58       62        72       73        66
                            ----      ----     ----      ----     ----      ----
Operating expenses:
  Research and
   development..........     122        69       40        30       37        32
  Sales and marketing...     205       135      131        98      109       101
  General and
   administrative.......      80        59       46        32       28        22
  Amortization of
   deferred stock-based
   compensation.........      65        30       18        13       30        35
                            ----      ----     ----      ----     ----      ----
   Total operating
    expenses............     472       293      235       173      204       190
                            ----      ----     ----      ----     ----      ----
Loss from operations....    (404)     (235)    (173)     (101)    (131)     (124)
Interest income, net....       2         8        3         3        3         3
Net loss................    (402)%    (227)%   (170)%    ( 98)%   (128)%    (121)%
                            ====      ====     ====      ====     ====      ====

   Our license and services revenues have grown in each of the six quarters in the period ended June 30, 1999, except that our license revenues declined in the three month period ended March 31, 1999 from that in the three month period ended December 31, 1998. This decline reflected the unusually high revenues in the prior period, due in part to a few large license sales in that period. In addition, many companies that license enterprise-scale software products to large customers experience seasonal declines in the first fiscal quarter following the end of their fiscal year. Because of our limited operating history, we do not know whether this pattern was responsible for the declines in the three months ended March 31, 1999, or whether it will apply to future quarterly results. As a general matter, we depend on sales to a relatively few large customers. As a result, our revenues are subject to period-to-period fluctuations reflecting the impact of a few large sales.

   Increased services revenues beginning in the three month period ended March 31, 1999 reflect an increase in both professional services and maintenance fees generated from an expanded number of customers which had licensed our products in prior periods, and an increase in the number of professional services staff and a higher effective staff utilization rate.

   As a result of our limited operating history and the emerging nature of the market for web content management software and services in which we compete, it is difficult for us to forecast our revenues or earnings accurately. It is possible that in some future periods our results of operations may not meet or exceed the expectations of public market analysts and investors. If this occurs, the price of our common stock is likely to decline. Factors that have caused our results to fluctuate in the past, and are likely to cause fluctuations in the future, include:

  . the size of customer orders and the timing of product and service deliveries;

  .  variability in the mix of products and services sold;

  .  our ability to retain our current customers and attract new customers;

  . the amount and timing of operating costs relating to expansion of our business, including our planned international expansion;

  . the announcement or introduction of new products or services by us or our competitors;

  . our ability to attract and retain personnel, particularly management, engineering and sales personnel and technical consultants;

  . our ability to upgrade and develop our systems and infrastructure to accommodate our growth; and

  .  costs related to acquisition of technologies or businesses.

   In addition, our products are typically shipped when orders are received, so license backlog at the beginning of any quarter in the past has represented only a small portion of expected license revenues for that quarter. Moreover, we typically recognize a substantial percentage of revenues in the last month of the quarter, frequently in the last week or even the last days of the quarter. As a result, at the beginning of a quarter we have no assurance about the levels of sales in that quarter, and the delay or cancellation of any large orders can result in a significant shortfall from anticipated revenues. These factors make license revenues in any quarter difficult to forecast. Since our expenses are relatively fixed in the near term, any shortfall from anticipated revenues, could result in significant variations in operating results from quarter to quarter and harm to our business.

   As a result of these and other factors, we believe that period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indicators of our future performance.

Liquidity and Capital Resources

   Since inception, we have funded our operations through private sales of equity securities. We raised a total of $37.0 million, net of offering costs, from the issuance of preferred stock. At June 30, 1999, our sources of liquidity consisted of $25.2 million in cash and cash equivalents and $22.6 million in working capital. We have a $3.0 million line of credit and a $1.5 million equipment line of credit with Silicon Valley Bank, each of which bear interest at the bank's prime rate, which was 7.75% at June 30, 1999, plus 0.25%. At June 30, 1999, the line of credit was unused and $1.5 million was outstanding under the equipment line of credit. The lines of credit are secured by all of our tangible and intangible assets, and contain financial covenants including; a quick asset ratio, excluding deferred maintenance revenue, of at least 2:1; a liquidity ratio of unrestricted cash plus 80% of eligible accounts receivable minus outstanding advances divided by loans outstanding of not less than 1.5:1; and a covenant that quarterly net losses will not exceed a threshold based on projected annual revenues. We intend to maintain both lines of credit. We are currently in compliance with all related financial covenants and restrictions.

   Net cash used in operating activities was $2.7 million in 1997 and $6.0 million in 1998. Net cash used in operating activities in 1997 and 1998 reflected net losses and, to a lesser extent, accounts receivable, offset in part by increases in accrued liabilities. Net cash used in operating activities was $2.2 million in the six months ended June 30, 1999. Net cash used in operating activities reflected increasing net losses offset in part by reductions in accounts receivable and increases in accounts payable.

   From inception, our investing activities have consisted primarily of purchases of property and equipment, principally computer hardware and software for our growing number of employees. Capital expenditures, including those under capital leases, totaled $176,000, $1.7 million and $561,000 in 1997, 1998 and the six months ended June 30, 1999, respectively. We expect that capital expenditures will increase with our anticipated growth in operations, infrastructure and personnel. As of June 30, 1999 we had no material capital expenditure commitments, other than the acquisition of Lexington Software Associates, Inc. discussed in Note 9 to our Notes to Financial Statements. We do not expect to incur significant costs to make our products or internal information systems Year 2000 compliant because we believe these products and information systems are designed to function properly through and beyond year 2000.

   Net cash provided by financing activities in 1997, 1998 and the first six months of 1999 was $3.9 million, $15.8 million and $18.9 million, respectively. Net cash provided by financing activities reflected primarily the proceeds of issuances of preferred stock in each of these periods, and, in 1998, included proceeds from a bank line of credit.

   We believe that the net proceeds of this offering, together with cash and cash equivalents, and funds available under existing credit facilities, will be sufficient to meet our working capital requirements for at least the next 12 months. Thereafter, we may require additional funds to support our working capital requirements or for other purposes and may seek to raise additional funds through public or private equity financing or from other sources. There can be no assurance that additional financing will be available on acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities, or respond to competitive pressures or unanticipated requirements, which could have a material adverse effect on our business, financial condition and operating results.

Recent Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 is effective for all fiscal quarters beginning with the quarter ending June 30, 2000. SFAS 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. We will adopt SFAS No. 133 in the quarter ending June 30, 2000 and do not expect its adoption to have an impact on our results of operations, financial position or cash flows.

Qualitative and Quantitative Disclosures About Market Risk

   We develop products in the United States and market our products in North America, and, to a lesser extent in Europe. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since all of our revenue is currently denominated in U.S. Dollars, a strengthening of the Dollar could make our products less competitive in foreign markets. Our interest income and expense is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our financial investments are short-term. Due to the short-term nature of our financial investments, we believe that there is not a material risk exposure.

Year 2000 Compliance

   The Year 2000 issue refers generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in system failures or erroneous results.

   We have conducted a Year 2000 readiness review for the current and prior versions of our products. The review includes:

  .  assessment;

  . implementation, including remediation, upgrading and replacement of non-compliant product versions;

  .  validation testing; and

  .  contingency planning.

   We have completed all phases of our plan, except for contingency planning, with respect to the current and prior versions of all of our products. As a result, the current and prior versions of each of our products are Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are also Year 2000 compliant.

   We define "Year 2000 compliant" as the ability to:

  . correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

  . function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

  . where appropriate, respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined, and predetermined manner;

  . store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

  .  recognize year 2000 as a leap year.

   We have not tested our products on all platforms or all versions of operating systems that our products currently support.

   We are testing licensed software, shareware and freeware obtained from third parties that is incorporated into our products or sold in conjunction with our products, and have assurances from our vendors that this licensed software is Year 2000 compliant. Despite our testing, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in:

  .  delay or loss of revenue;

  .  diversion of development resources;

  .  damage to our reputation;

  .  increased service and warranty costs; or

  .  liability from our customers.

   Accordingly, errors or defects in our products could seriously harm our business.

   Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of lawsuits against other software vendors. Because of the unprecedented nature of this litigation, it is uncertain whether or to what extent we will be affected by it.

   Our internal systems include both our computer and network systems and other systems. We have initiated an assessment of our most important computer and network systems and expect to complete the assessment by December 1999. We have not yet begun to assess the Year 2000 compliance of our other systems, but we expect to complete this assessment by December 1999. To the extent that we are not able to assess the technology provided by third-party vendors, we are seeking assurances from them that their systems are Year 2000 compliant. Although we are not currently aware of any material operational issues or costs associated with preparing these systems for the Year 2000, we may experience unanticipated problems and costs caused by undetected errors or defects in the technology used in these systems.

   We currently have only limited information concerning the Year 2000 compliance status of our customers. As is the case with other similarly situated software companies, if our current or future customers fail to achieve Year 2000 compliance or if they divert technology expenditures, especially technology expenditures that were reserved for enterprise software, to address Year 2000 compliance problems, our business could be harmed.

   We have funded our Year 2000 plan from available cash and have not separately accounted for these costs in the past. To date, these costs have not been material. We expect to incur additional costs related to the Year 2000 plan for:

  .  administrative personnel to manage the project;

  .  outside contractor assistance;

  .  technical support for our products; and

  .  product engineering and customer satisfaction.

   We may experience material problems and costs with Year 2000 compliance that could harm our business.

   We have not yet developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations and do not anticipate the need to do so. The cost of developing and implementing a plan may itself be material. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company Year 2000 compliance failures and related service interruptions.

                                    BUSINESS

Overview

   Interwoven is a leading provider of software products and services that help businesses and other organizations manage the information that makes up the content of their web sites. In the Internet industry this is often referred to as "web content management." Our flagship software product, TeamSite, is designed to help customers develop, maintain and extend large web sites that are essential to their businesses. TeamSite incorporates widely accepted Internet industry standards and is designed with an open architecture that allows it to support a wide variety of web authoring tools and web application servers. Using TeamSite, our customers can manage web content, control the versions of their web sites, manage web site contribution and content approval processes, and develop eBusiness applications. TeamSite allows large numbers of contributors across an enterprise to add web content in a carefully-managed process. In addition, our OpenDeploy product allows customers to automate the distribution of web content across multiple web sites. By using our products, businesses can accelerate their time-to-web, lower web operating costs, establish a differentiated presence on the web and attract and retain customers. Currently, we have licensed our software products to over 85 customers operating in a broad range of industries. Our customers include AltaVista, AT&T/TCI, BellSouth, Best Buy, Cisco Systems, FedEx, Gap, General Electric, the U.S. Department of Education, USWeb/CKS, Viacom/Nickelodeon and Yahoo!/GeoCities.

Industry Background

   The use of the Internet to communicate and conduct business is increasing rapidly. Companies are accelerating their movement to the Internet to capitalize on new business opportunities, reach broader consumer audiences and reduce operational costs. Forrester Research estimates that the business-to-consumer Internet commerce market in the U.S. will grow from $7.8 billion in 1998 to $108.0 billion in 2003. In addition, Forrester Research estimates that the business-to-business Internet commerce market in the U.S. will grow from $43.1 billion in 1998 to $1.3 trillion in 2003. In this prospectus we refer to business-to-business and business-to-consumer Internet commerce as "e-commerce."

   Migrating to the Web. As leading companies demonstrate revenue growth and achieve competitive advantage by using the Internet, chief executives and other senior corporate decision makers are realizing that eBusiness initiatives are critical for the success of their businesses. As a result, many companies are developing eBusiness applications to enable them to market and sell products and services to consumers online, offer web-based customer self-service programs, implement business-to-business supply chain management solutions, and migrate other operational functions online. IDC estimates that spending on software applications and services for Internet commerce will grow from $7.8 billion in 1998 to $53.8 billion in 2002. In this prospectus we refer to the use of the Internet to conduct business generally as "Internet business" or "eBusiness."

   Moving Online Successfully. To compete online and to capitalize on Internet revenue opportunities, businesses must rapidly build a differentiated presence on the web and must continuously maintain and extend that presence. Since first-mover advantage is amplified on the web, companies must deploy high quality eBusiness applications quickly to create an online brand and establish a loyal base of customers. Accelerating the time required to develop and deploy eBusiness applications, or time-to-web, is essential to attracting customers and generating revenue opportunities. In addition, to retain customers, a company must differentiate its web site from competing sites by offering rich, accurate and relevant content. Once customers discover value in a web site, they may be less likely to visit competing web sites. Web site reliability is also important, since customers are only a click away from competitors' sites and may lose patience with an incomplete or non-functioning web site. Moreover, poor quality web sites can easily damage a business' online brand.

   Evolving Web Sites. As a result of this competitive environment and the available online business opportunities, web sites have rapidly evolved from simple online corporate brochures to complex online storefronts. Early web sites contained relatively limited content, consisting primarily of static text and simple graphics. This content was infrequently updated and web sites required only a few developers to build and maintain them. Today, companies are seeking to differentiate their online presence and to become leaders on the Internet by transforming their businesses through sophisticated eBusinesses applications featuring content-rich web sites. In many cases, the content on these web sites must be updated on a daily or hourly basis to meet consumer expectations and to exploit emerging business opportunities. For example, a large online retailer may need to showcase tens of thousands of products through the use of graphic images and product descriptions. All of this information must be continuously refreshed as products are introduced or discontinued and as descriptive product information is revised. As the volume of web content has grown and sophisticated eBusiness applications have emerged, the responsibility for the development and management of web content has shifted from a few developers in small web teams to many contributors working in different departments across the enterprise. Furthermore, the large number of web authoring tools and web application servers required by these applications have contributed to the increasing technological complexity involved in developing these web sites.

   Managing Web Content. Web content, such as high-resolution graphics, audio segments, video clips, hyperlinked text and executable software, is the basis for every web page and most eBusiness applications. IDC estimates that the number of web pages will grow from 925 million in 1998 to 13.1 billion in 2003. In addition, complex eBusiness initiatives may contain hundreds of thousands of web pages. This dramatic growth in content has created a strong need for solutions to content management problems. These solutions must be highly automated to accommodate the volume, complexity and variability of this web content. In addition, these solutions must leverage existing investments in information technology, be highly scalable, and enable participation by increasing numbers of content contributors. IDC estimates that one of the markets in which we participate, which IDC refers to as the "web development life-cycle management software" market, will grow from $76.4 million in 1998 to $1.6 billion in 2003.

   Market Opportunity. Until recently, businesses have attempted to satisfy their web content management needs largely through in-house solutions. In-house solutions can be expensive and difficult to maintain, which can increase the risk of delaying the launch of important eBusiness initiatives. For example, in-house solutions may need to be extensively re-engineered each time a new web authoring tool or eBusiness application is introduced. Other businesses have used third-party solutions, typically turning to either workgroup software or web publishing software. Workgroup software is generally designed to enable small groups of developers to manage relatively simple web sites. They generally do not scale to support large numbers of contributors or the increasing complexity and volume of web content. Using workgroup software may impair a company's ability to deliver up-to-date and accurate web content. Web publishing software is generally designed only to collect and display information on a web site, and because it is often proprietary, does not accommodate many popular web authoring tools or web application servers. In addition, other third-party solutions do not allow large numbers of contributors to add content to a web site, do not allow web teams to work on applications simultaneously, and do not integrate new web technologies easily, thereby slowing the deployment of eBusiness initiatives.

   With the proliferation of eBusiness initiatives, the need has emerged for a common infrastructure, or "platform," that can enable large and diverse groups of content contributors, accommodate popular web authoring tools, and integrate to leading web application servers. An open architecture for such a platform enables customers to leverage their existing investments in information technology and facilitates rapid adoption of new web technologies and standards.

The Interwoven Solution

   Based on the number of its customers and the features and functionality of its products, Interwoven believes that it is a leading provider of web content management software that serves as a platform from which its customers may develop multiple eBusiness applications. Our software products are specifically designed to help our customers rapidly and efficiently build, maintain and extend large web sites and eBusiness initiatives that are essential to their businesses.

            [graphic representing web software positioning (p. 31)]

  A multi-layer graphical representation of web software positioning from development to delivery. The top layer consists of four boxes. The box on the far left reads "Customer Relationship Management." The next box to the right reads "Electronic Commerce." The next box to the right reads "Knowledge Management." The next box to the right reads "Global Supply Chain." The layer immediately below the top layer reads "Web Application Servers." The next layer down contains the Interwoven logo and reads "Deploy," "QA" and "Develop" and a description to the left of the layer reads "Content Management." The next layer down reads "Web Authoring Tools." The bottom layer consists of three boxes. The box on the far left reads "Non-Technical Contributors." The next box to the right reads "Business Contributors." The next box to the right reads "Technical Contributors."

   Our products offer customers the following primary benefits:

   Accelerate eBusiness Revenue Opportunities. Our products enable customers to migrate their businesses to the web rapidly, thereby increasing their ability to generate more revenues and compete more effectively. Today, the volume and complexity of web content and the number of eBusiness applications continue to grow so rapidly that it can be difficult for businesses to meet their web site development schedules. Our products enable customers to develop and deploy multiple eBusiness applications simultaneously. This approach allows companies to complete their eBusiness initiatives more rapidly. In addition, our products allow content contributors to perform quality assurance functions on content modifications, which significantly reduces testing time.
   Reduce Cost of Web Operations. Complex web sites can consist of up to hundreds of thousands of pages containing both static and dynamic content supplied by departments throughout the enterprise. As a result, these sites can be expensive to deploy and manage. Our products lower the costs of web operations primarily by reducing the dependency on specialized web development personnel and by improving operating efficiency through automation of workflow processes, such as task assignment, routing, and approval. Automated workflow processes can reduce the time required to assemble, test and validate new web content. In addition, our products support evolving web standards and our open architecture is compatible with third-party web authoring tools and web application servers. As a result, businesses can productively leverage their existing information technology infrastructure.

   Create Highly Differentiated Web Sites. To attract and retain online customers, today's leading web sites continuously enhance their users' online experience. Businesses seek to achieve this by introducing new web technologies and refreshing content frequently. The open architecture of our products facilitates rapid integration of new web technologies and simultaneous development of multiple eBusiness applications, such as global supply chain management, customer relationship management, knowledge management and e-commerce applications. In addition, our products are highly scalable, permitting the collaborative efforts of hundreds of contributors to be coordinated as the need arises.

   Improve Web Site Quality. Protecting brand and image online has become critical for companies doing business on the Internet. Non-functioning or poor quality sites can significantly harm a business' online brand. With TeamSite, companies can create reliable, high-quality web sites. TeamSite enables our customers to conduct comprehensive testing of the entire web site as it is built, updated or extended. In addition, TeamSite promotes individual accountability, and faster and more accurate authoring, by enabling all web developers and content contributors to control their own portion of the quality assurance and test process. This improves a site's overall quality. By using sophisticated workflow processes to maintain quality control, TeamSite also ensures that no unauthorized or unapproved content or application is deployed to the customer's site.

The Interwoven Strategy

   Our goal is to establish our software as the platform of choice for web content management across the enterprise. To achieve this goal, we intend to pursue the following key strategies:

   Extend Our Position as a Leading Provider of Content Management Software Products. We intend to extend our leadership in content management solutions by continuing to offer a comprehensive, easy-to-use software products. Our feature-rich products address our customers' complete eBusiness life-cycle needs as they build, maintain and extend their web sites. We intend to expand our leadership position by introducing enhanced web content management products that assist our customers in accelerating their eBusiness initiatives, and aggressively increasing our sales and marketing efforts.

   Become the Preferred Web Development Platform for Industry-Leading Internet Technology Vendors. We intend to increase demand for our products among the customers of industry-leading Internet technology vendors. We intend to do so by providing a robust web development platform to complement their own eBusiness production applications. Unlike existing closed-architecture, or proprietary products, our products are designed to integrate easily with the products of industry-leading technology providers. This is attractive to Internet technology vendors because it expands their markets and eliminates costly integration and customization. We intend to continue to strengthen our existing relationships with vendors such as Allaire, ATG, BroadVision, IBM, InterWorld, Microsoft and Netscape. We also intend to enter into additional relationships with other leading technology providers, including additional reseller relationships. We believe our products can become widely adopted as a standard web development platform across Internet technology vendors.

   Expand Relationships with Systems Integrators and Internet Professional Services Firms. We have begun establishing relationships with leading systems integrators, such as Andersen Consulting, and Internet professional services firms, such as USWeb/CKS. These firms provide consulting services to assist their clients in designing and developing eBusiness applications. Our existing relationships with the leading systems integrators and Internet professional services firms have allowed us to expand our market reach and increase our access to senior decision makers. These firms have significant influence on a customer's technology selection, and their recommendations represent significant endorsements. We intend to continue to expand and build additional relationships with key systems integrators and Internet professional services firms.

   Extend our Technology Leadership Through Adherence to Industry
Standards. Our products integrate easily and cost-effectively with web authoring tools and web application servers offered by other Internet technology vendors. In addition, our products have been designed to meet the demanding openness and scalability required of Internet software products. Our open architecture supports web authoring tools and web application servers that adhere to industry standards. The scalability of our products allows customers to manage hundreds of thousands of computer files that contain web content and enables hundreds of employees throughout the enterprise to contribute web content. We intend to continue to invest significantly in research and development to increase the functionality of our products while adopting industry standards. We also intend to continue to participate actively in the promotion of industry standards, such as XML.

   Increase International Sales. As the Internet adoption rate accelerates overseas, we believe that significant international market demand will exist for content management solutions, especially in Europe and Asia. We intend to devote significant resources to penetrate international markets. To that end, we have begun expanding our overseas direct and indirect sales channels and our international marketing presence. We have recently opened an office in the United Kingdom, and intend to open offices in Asia during the next twelve months.

Products and Services

   Our product line consists of TeamSite, our web content management product, and OpenDeploy, our web content replication and syndication product. We generally license our products on a per-server and per-user basis and occasionally on an enterprise or site license basis. We also provide services, including professional services, maintenance and support.

   The following table highlights the features of our products:

  Product Description   Server Platforms

 TeamSite 3.1    Server-based content management             . Sun Solaris
                 application                                 . Windows NT
                 . allows numerous developers and
                   contributors to add content to a web
                   site
                 . interoperates with leading web
                   authoring tools and web application
                   servers
                 . SmartContext Editing allows direct
                   edits to web site content through a
                   simple browser interface
                 . supports simultaneous eBusiness
                   application development and deployment
                 . offers real-time testing capability and
                   sophisticated workflow processes
                 . offers comprehensive file versioning
                   and whole-site versioning

--------------------------------------------------------------------------------

   TeamSite      Server-based content templating             . Sun Solaris
   Templating    application                                 . Windows NT
                 . allows content contribution using
                   standard templates
                 . promotes participation from non-
                   technical contributors
                 . allows contribution through standard
                   web browsers
                 . optional software module licensed with
                   TeamSite

--------------------------------------------------------------------------------

   TeamSite      Reporting and auditing application          . Sun Solaris
   Global        . allows administrators to monitor system   . Windows NT
   Report          activity
   Center        . delivers sophisticated reporting and
                   auditing functionality
                 . optional software module licensed with
                   TeamSite

--------------------------------------------------------------------------------

 OpenDeploy 3.0  Content replication and distribution        . Sun Solaris
                 application                                 . Windows NT
                 . transfers content among multiple web      . IBM AIX
                   servers simultaneously                    . Silicon
                 . enables automated scheduling of web         Graphics IRIX
                   site updates
                 . ensures conformity of web site roll-out
                 . offers secure and transactional content
                   deployment over the Internet

--------------------------------------------------------------------------------

 TeamSite -- Content Management

   Our flagship product, TeamSite, is a software product that is designed to develop, maintain and extend large web sites.

     Web Content Management. TeamSite is designed to version, manage and control all web content. It supports parallel, distributed content contribution across the enterprise. TeamSite allows large numbers of contributors across an enterprise to add web content in a carefully-managed process. TeamSite is compatible with leading web authoring tools and web application servers, allowing businesses to leverage existing investments in information technology systems, content and expertise. This enables a faster time-to-web for eBusiness initiatives. TeamSite captures and stores the history of all modifications to the web content. These content histories, or versions, are managed and tracked for individual web files and for whole web sites.

     Workflow. TeamSite is designed for a diverse group of users, including non-technical and technical users, participating in building and contributing content to the web site operations. To facilitate the management of these web content contributors, TeamSite automates workflow processes such as task assignment, resource scheduling, content routing, content approval and web site release.

     Web Application Development. TeamSite provides programmers with a software development system that accommodates their choice of software development tools. TeamSite's computer file versioning features allow programmers to track software code modifications. Using TeamSite, programmers can reduce the time required to build, install and test the developed software code by working in a copy of the running web site.

   The architecture of TeamSite enables businesses to implement it without making significant changes to their existing web content or systems architecture, resulting in rapid implementation. Additionally, TeamSite's open architecture allows customers to use their preferred web content authoring software, web application servers and other web-based technologies. TeamSite currently operates on Sun Solaris and Microsoft Windows NT operating systems. TeamSite was first shipped in May 1997. We first shipped the current version of TeamSite, TeamSite 3.1, in May 1999.

   We also license optional software modules with TeamSite that extend its functionality. TeamSite Templating allows web content to be contributed using customer-defined templates, thereby eliminating the need for contributors to be familiar with HTML or client-side applications. TeamSite Global Report Center enables TeamSite administrators to generate reports on web operations activity.

 OpenDeploy -- Content Replication and Syndication

   Our OpenDeploy software product transfers web content from development to production web servers. OpenDeploy allows users automatically and precisely to distribute the same web content to numerous servers that can be located in one or multiple sites. This "synchronizes" web content so that regardless of which server your request for a web page reaches, you view the same content. By automating this process, businesses can maximize the availability of their web sites and minimize the time required for users to access content offered by those sites. Customers using OpenDeploy can also automate the scheduled deployment of content. We believe that OpenDeploy provides the most effective method for distribution and integration of dynamic content across web sites.

   OpenDeploy is typically licensed with TeamSite by our customers, but it may be used on a stand-alone basis. OpenDeploy encrypts content for secure transfer over TCP/IP. The version of OpenDeploy shipped within the United States uses 128-bit SSL encryption. Due to U.S. export regulations, the international version does not utilize encryption. OpenDeploy operates on Sun Solaris, Microsoft Windows NT, IBM AIX and Silicon Graphics IRIX operating systems. We first shipped OpenDeploy in January 1998. The current version of OpenDeploy 3.0, was first shipped in May 1999.

 Interwoven Services

   Our services organization consists of 41 professional employees who utilize a comprehensive methodology to deliver our web content management products to our customers. These services professionals may configure each solution they deliver to meet the specific needs of the customer. We sell our services in conjunction with licenses of our software products. These services include:

  .needs analysis and web operations strategy;

  .software installation and configuration support;

  .project management;

  .workflow mapping;

  .content and web site release management; and

  .education and training.

   In addition to professional services, we offer various levels of product maintenance to our customers. Maintenance services are typically subject to an annual, renewable contract and are typically priced as a percentage of product license fees. Customers under maintenance contracts receive technical product support and product upgrades as they are released throughout the life of the maintenance contracts.

Technology

   We believe that our technology offers our customers and partners a highly-scalable web content management solution that is implemented through an open architecture that incorporates widely accepted Internet industry standards and supports a wide variety of web-based software applications. Our products are specifically designed for the web. Our customers typically use our technology as the platform to manage their enterprise-wide web content operations.

 Content Management Process. The following graph illustrates how TeamSite manages content:

            [flow diagram representing web workflow process (p. 35)]

  A flow chart consisting of several icons representing the web workflow process. The column of icons on the far left consists of (from top to bottom) an icon of cascading pages labeled "Text, graphics, audio;" an icon of cascading pages labeled "Templates;" an icon of cascading pages labeled "Executable code & scripts;" and a cylindrical icon labeled "Database." Arrows lead from this column of icons to two circular icons to the right labeled "Work Areas." Arrows lead from here through a user approval area to a large rectangular icon of cascading pages labeled "Staging Area." An arrow leads from here through a final approval area to another large rectangular icon of cascading pages labeled "Edition." Three arrows lead to the right from this icon to a column of cylindrical icons labeled "E-Commerce," "Intranet" and "syndicated Extranet."

   Collaboration Through Work Areas, Staging Areas and Editions. TeamSite provides a virtual work area for each contributor. A virtual work area is a local, desktop web site representation that appears to a contributor as a complete, fully-functioning web site. This provides web developers and contributors the ability to see changes instantaneously in the development environment as they would appear in the actual production site.

This approach improves quality by promoting individual accountability, allowing web developers to discover costly bugs and helping web contributors prevent deployment of inaccurate content to the production site. Users submit revised content from work areas to a common staging area, a pre-production version of the web site which consolidates web site changes. After the consolidated changes in the staging area are approved, the next edition of the production site can be authorized and deployed. This content management process makes site-level rollbacks, site recovery and site audits possible.

   Content Versioning. TeamSite captures the history of modifications to web content within each contributors' work area as well as the content within the common staging area. Our comprehensive content versioning technology allows customers to record and manage all web content modifications and capture complete histories of all web files. TeamSite Global Report can then be used to audit and report on historical changes made to a company's web files and site.

   Whole-Site Versioning. An extension of our techniques for content versioning allows TeamSite to capture editions of the entire web site. As the content for an edition of an entire web site is approved, a full version of this site can be captured and recorded providing a complete history of whole site editions. This provides customers with an effective way to review and roll back to previous editions of their web sites as necessary for audit, disaster recovery and compliance requirements.

   Concurrent Development. TeamSite supports multiple contributors working on a single project, and multiple teams working on many projects simultaneously, by utilizing a technique we refer to as branching. A development branch typically consists of many work areas connected to one staging area. Branches, for example, might represent a company's intranet and extranet sites. When required, the content within these independent branches can be synchronized.

 Templating

   Our TeamSite Templating module enables non-technical content contributors to add content through customer-specific style templates, allowing a preferred look and feel to be leveraged where desired.

 Product Features

   Open Architecture. Our architecture incorporates widely accepted Internet industry standards and supports a wide variety of web-based software applications to integrate into our customers' heterogeneous environments. As a result, TeamSite also integrates with commercially available content web authoring tools and web application servers that adhere to industry standards. This allows our customers' content contributors to use their favorite web authoring software. For example, a graphics designer may use Adobe Photoshop, a layout expert may use Macromedia Dreamweaver, and a non-technical contributor may use Microsoft Office 2000, to add content to a site. In addition, TeamSite's browser interface has been developed primarily in Java and JavaScript.

   Project Management and Workflow. TeamSite allows customers to manage web development tasks through automated workflow processes, such as task assignment, resource scheduling, routing and approval. This enables TeamSite users to build, enforce and automate the business processes necessary to maintain high-quality web sites.

   Ease of Use. Our SmartContext Editing feature provides non-technical users with a simple and efficient interface for contributing content as they browse through the web site. With SmartContext Editing, non-technical contributors are only required to be familiar with a web browser. For web sites with many content contributors, TeamSite offers an easy to use, sophisticated, technique for tracking multiple content changes and merging them into a single file.

   Deployment and Content Syndication. OpenDeploy allows customers to deploy content to numerous web sites through a single transaction to ensure consistent site roll-outs. In addition, it can be used to deploy and run application programs automatically as well as to replicate content from relational databases. OpenDeploy can also be used in an encrypted mode for the secure deployment of content over the Internet.

 Scalability, Performance and Availability

   Scalability and Performance. TeamSite uses a multi-threaded approach to promote faster server performance through parallel software code execution. It also uses C++ and object-oriented programming to promote scalability and performance. In addition, OpenDeploy can distribute content to a single or to multiple production web servers simultaneously. This content replication functionality meets the requirements for the most demanding web sites that are often located on geographically dispersed servers.

   Availability. Our design also promotes reliability and availability by allowing customers to employ their normal data backup and recovery tools. In addition, critical data is duplicated, providing the necessary redundancy for data recovery to minimize the potential for data loss.

 Industry Standards

   Open to All Files, Tools and Applications. Unlike proprietary, closed implementations, our products have been developed to accommodate industry leading Internet technologies, such as XML and Java, and other evolving industry standards. The TeamSite server presents its content through popular file management systems such as Unix Network File System and Microsoft Windows Network File System.

   eXtensible Markup Language. XML provides customers the ability to integrate new applications and data with other XML-compliant technologies and legacy applications. Together with companies such as Microsoft and IBM, we are a sponsoring member of OASIS, an industry association promoting XML standards. Our products use and support XML, and promote XML for data and content exchange.

CUSTOMERS

   Our products and services are marketed and sold to a diverse group of customers operating in a broad range of industries. Our customers include both established companies migrating their operations online and new companies formed specifically to deliver products and services over the Internet. These customers typically consider the web and their web operations to be critical to their future success.

   As of August 31, 1999, over 85 companies had licensed our products. In 1998, Cisco Systems accounted for 13% of our total revenues. The following table is a representative list of our customers. Each of these customers had purchased more than $50,000 in licenses and services from us. In August 1999 we entered into an enterprise license agreement with General Electric.


   TECHNOLOGY                CONSULTING SERVICES       MEDIA/ENTERTAINMENT
                             Dahlin, Smith & White     CondeNet
   AIM Technology            DynaMind                  Discovery Online
   AltaVista                 iXL                       Educational Testing
   Ascend/Lucent             MacLaren McCan             Service
   Cisco Systems             USWeb/CKS                 Hungry Minds
   Documentum                                          Los Angeles Times
   Doublebill.com            RETAIL                    M-Path
   Electronic Arts           Best Buy                  MyPlay
   Hitachi                   Gap                       Netflicks.com
   How 2 HQ                  Walgreens                 Quokka Sports
   MicroAge                                            Sega
   NCR                       FINANCIAL SERVICES        Viacom/Nickelodeon
   Network Associates                                  whynotu.com
   Nortel Networks           AG Edwards
   Novell                    BancBoston                INDUSTRIAL/TRANSPORTATION
   Sun Microsystems          BancTec                   Boeing
   TechRepublic              Barclays Global           Clorox
   Tivoli                    E*Trade                   FedEx
   Xerox                     Ford Motor Credit         General Electric
   Yahoo!/GeoCities          John Hancock              United Airlines
                             First American Financial  W.W. Grainger
   TELECOMMUNICATIONS/       Corporation              Yellow Services
   UTILITIES                 Minnesota Life
   Alltel
   AT&T/TCI                  HEALTH                    GOVERNMENT
   BellSouth                 Blue Cross California     U.S. Department of Education
   Interpath                 Kaiser                    U.S. Postal Service
   Salt River Project        PacificCare
   Telia


CUSTOMER CASE STUDIES

   The following case studies exemplify eBusiness initiatives that have utilized our products:

   Educational Testing Service. Educational Testing Service, the world's largest private educational measurement organization, annually administers almost 11 million tests in 180 countries worldwide. Since 1996, ETS has been using the Internet to provide a cost-effective, self-service source of updated information for its international customer base. ETS has moved much of its traditional business to the web in order to reduce operating costs and improve customer service. Its multiple web sites provide information on admission to colleges and universities, test registration and preparation, financial aid planning and services, to hundreds of thousands of students, parents and educators each year.

   Educational Testing Service uses TeamSite to support its online business initiatives, such as online registration for exams, free online practice exams and preparatory information, as well as direct sales of its products.

   Nortel Networks. Nortel Networks, with 1998 revenues of $17.6 billion and 75,000 employees worldwide, is a leader in voice and data networking equipment. Nortel has been using TeamSite for over 18 months to manage and control globally dispersed content contributors for six different web sites. Nortel's customers include public and private enterprises and institutions, Internet service providers, local, long-distance, cellular and PCS communications companies, cable television carriers, and utilities. Nortel uses TeamSite to deploy content to its corporate web site, e-commerce systems, and a dynamic personalized customer portal. The content for these sites is developed and managed by Nortel Networks marketing teams, service teams, and external agencies but is centrally controlled and supported through TeamSite. The staff required to manage this initiative is kept to a minimum by leveraging TeamSite's ability to distribute web publishing responsibilities to many contributors. Nortel also uses TeamSite to control and support the web operations of its international divisions.

   Today, web contributors from four continents participate in the development of six multilingual web sites for Nortel, which translates content into many languages including Chinese, Japanese, French, Spanish and others.

   AltaVista. AltaVista is a leading media and commerce network that integrates unique technology, products and services. AltaVista seeks to deliver best-of-breed results by integrating content and functionality from both within the AltaVista network and through external partners. AltaVista has chosen Interwoven TeamSite as its global content management platform.

   Since its foundation four years ago, AltaVista has provided its loyal base of web users a broad range of Internet services. As part of its infrastructure requirement, AltaVista required a robust scalable platform to support its dynamic environment. AltaVista chose TeamSite as its content management platform. Demonstrating its ease of implementation, AltaVista installed and implemented TeamSite in less than one week.

   TechRepublic. TechRepublic offers a free web service that provides career insight, community interaction and customized information to information technology executives and strategists, network administrators, support training and other enterprise computing professionals. Its web site provides ready access to critical information through personalized news, analysis and original content written by expert contributors. TechRepublic selected TeamSite to develop and manage its rapidly changing web site.

   Since TechRepublic offers articles and information which must be published and frequently updated by contributors who work remotely. This content is routed through a series of editors for revision and approval before the content is finally deployed to the site. With near-constant updates, TechRepublic required a content management solution with robust workflow functionality and easy remote access. TeamSite provides TechRepublic with an ideal solution to its workflow problem because it allows timely central approval and publishing control of the content assigned to outside contributors. TeamSite also uses our OpenDeploy to provide secure, rules-based web content replication across multiple servers and distribution over the Internet.

Technology Vendors and Service Providers

 Technology Vendors

   To ensure that our products are well integrated with related web technologies, we work with vendors of web authoring tools and web application servers. Web authoring tools, such as Macromedia's Dreamweaver, Microsoft's Office 2000 and Adobe's Photoshop, provide the content that we manage. Web application servers, such as Allaire's ColdFusion, ATG's Dynamo, BroadVision's One-to-One Commerce, IBM's Net.Commerce and Microsoft's SiteServer, distribute the content managed by our software over the Internet. We have developed specific product interfaces for some of these companies, such as software and service modules for BroadVision and ATG, and some companies refer customers to us or resell our products. BroadVision, for example, resells our products.

 Service Providers

   We work with leading systems integrators, including Andersen Consulting, Cambridge Technology Partners, Computer Sciences Corporation, EDS, Ernst & Young and KPMG, and Internet professional services firms, including iXL, Ogilvy Interactive and USWeb/CKS. Our prospective customers frequently retain the services of these firms for the delivery and implementation of eBusiness applications, and these firms may recommend a content management solution as part of the eBusiness application they deliver. USWeb/CKS, for example, resells our products. We intend to devote significant resources to develop these relationships further.

   We believe that these relationships with these entities are essential as we continue to seek to integrate our products with current and future web technologies and deploy and implement our solution at customer sites. Our relationships with technology providers and service providers are not binding, however, and can be terminated by these providers at any time.

Sales and Marketing

   To date, we have sold our products and services primarily through our direct sales force in North America and Europe. As of August 31, 1999, we had 36 professionals in our direct sales force, of which 34 were located in the United States and 2 were in Europe. We intend to increase the size of our direct sales force and establish additional sales offices domestically and internationally. In May 1999, we opened our first international sales office in the United Kingdom to support the management of direct and indirect sales channels in Europe.

   We are also aggressively developing our indirect sales channel by expanding our relationships with leading Internet technology vendors, Internet professional services firms and systems integrators that recommend and, when appropriate, resell our products. For example, BroadVision and USWeb/CKS currently resell our products.

   We believe that demand is increasing for content management solutions such as those we sell. We may not be able to expand our sales and marketing staff, either domestically or internationally, to take advantage of any increase in demand for those solutions. Our failure to expand our sales and marketing organization or other distribution channels could materially adversely affect our business. See "Risk Factors--We must attract and retain qualified personnel, which is particularly difficult for us because we compete with other Internet-related software companies and are located in the San Francisco Bay area where competition for personnel is extremely intense."

Research and Development

   We invest significantly in research and development to enhance our current products, and develop new products. Our research and development expenses were $884,000 in 1997, $1.8 million in 1998 and $1.7 million for the six months ended June 30, 1999. We expect that we will increase our product development expenditures substantially in the future. As of August 31, 1999, approximately 31 employees were engaged in research and development activities and we plan to continue to hire additional engineers to further our research and development activities. Our business could be harmed if we were not able to hire and retain the required number of engineers. See "Risk Factors--We must attract and retain qualified personnel, which is particularly difficult for us because we compete with other Internet-related software companies and are located in the San Francisco Bay area where competition for personnel is extremely intense."

   We may fail to complete our product development efforts within our anticipated schedules, and even if completed, the products developed may not have the features necessary to make them successful in the marketplace. Future delays or problems in the development or marketing of product enhancements or new products could harm our business. See "Risk Factors--Difficulties in introducing new products and upgrades in a timely manner will make market acceptance of our products less likely."

Competition

   The market for content management solutions is rapidly emerging and is characterized by intense competition. We expect existing competition and competition from new market entrants to increase dramatically. A growing number of companies are vying to provide web content management solutions. In this market, new products are frequently introduced and existing products are often enhanced. In addition, new companies, or alliances among existing companies, may be formed that may rapidly achieve a significant market position.

   Potential customers may have developed in-house solutions which might make it more difficult for us to sell products to them. We compete with third-party content management solution providers, primarily Vignette, and, to a lesser extent, with workgroup solutions, and content publishing application providers. We may face increased competition from these providers in the future. Other potential competitors include client/server software vendors which are developing or extending existing products which address our market. In addition, although we currently partner with a number of companies that provide complementary products such as web tools, enterprise document repositories and web servers, they may introduce competitive products in the future. Other large software companies, such as Microsoft and IBM, may also introduce competitive products. Many of our existing and potential competitors have greater technical, marketing and financial resources than we do.

   We believe that competitive factors in the web content management industry include:

  .  the quality, scalability and reliability of software;

  . functionality that enables a broad base of contributors to add and modify web content;

  . interoperability with all leading web authoring tools and web application servers based on industry standards;

  .  ability to provide advanced workflow functionality;

  .  the ability to leverage existing information technology infrastructure;
     and

  .  adherence to emerging industry standards, including XML.

   We believe our products compete favorably on each of these factors.

Proprietary Rights and Licensing

   Our success depends upon our ability to maintain the proprietary aspects of our technology and operate without infringing the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright law, and contractual restrictions, to protect the proprietary aspects of our technology. We seek to protect our source code for our software, documentation and other written materials under trade secret and copyright laws. We currently do not have any issued United States or foreign patents, but we have applied for one U.S. patent. It is possible that a patent will not issue from our currently pending patent application. These legal protections afford only limited protection for our technology. Our license agreements impose restrictions on our customers' ability to utilize our software. We also seek to protect our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code. There can be no assurance that all employees or consultants have signed or could sign these agreements. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are equally as important as the various legal protections of our technology to establishing and maintaining a technology leadership position.

   Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and while we are unable to determine the extent to which piracy of our software exists, software piracy can be expected to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. However, the laws of many countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Any resulting litigation could result in substantial costs and diversion of resources and could seriously harm our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. Any failure by us to meaningfully protect our property could seriously harm our business, operating results and financial condition.

   To date, we have not been notified that our products infringe the proprietary rights of third parties, but there can be no assurance that third parties will not claim infringement by us with respect to our current or future products. We expect that developers of web-based commerce software products will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and as the functionality of products in different segments of the software industry increasingly overlaps. Any claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. A successful infringement claim against us and our inability to license the infringed technology or develop or license technology with comparable functionality could seriously harm our business, financial condition and operating results. See "Risk Factors--We might not be able to protect and enforce our intellectual property rights, loss of which could harm our business."

Employees

   As of August 31, 1999, we had a total of 159 employees, including 69 in sales and marketing, 31 in research and development, 41 in professional services and 18 in administration and finance. Of these employees, 156 were located in the United States and 3 were located in the United Kingdom. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

   Our future operating results depend in significant part on the continued service of our key technical, sales and senior management personnel. Other than as described in "Management--Employment and Severance Agreements," none of these individuals is bound by an employment agreement. Our future success also depends on our continuing ability to attract and retain highly qualified technical, sales and senior management personnel. Competition for these personnel is intense, and we may not be able to retain our key technical, sales and senior management personnel or attract these personnel in the future. We have experienced difficulty in recruiting qualified technical, sales and senior management personnel, and we expect to experience these difficulties in the future. If we are unable to hire and retain qualified personnel in the future, this inability could seriously harm our business.

Facilities

   Our principal office occupies approximately 27,500 square feet in Sunnyvale, California, under a lease that expires in May 2003. In addition, we also lease sales and service offices in the metropolitan areas of Atlanta, Boston, Chicago, London, Los Angeles, Seattle and Washington, D.C. In July, we moved our services organization to expanded facilities located in approximately 12,600 square feet in Sunnyvale, California. Our lease for this facility expires in December 2000. We believe that our existing facilities will not be adequate for our current needs. We are currently in the process of locating additional office space for expansion or relocation of our principal offices. There can be no assurance that suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

   We are not a party to any material legal proceedings. We could become involved in litigation from time to time relating to claims arising out of our ordinary course of business.

                                   MANAGEMENT

Executive Officers and Directors

   The following table presents information regarding our executive officers and directors as of August 31, 1999.

Name                         Age                     Position
----                         ---                     --------
Martin W. Brauns............ 39  President, Chief Executive Officer and Director
Peng T. Ong................. 36  Chairman of the Board and Vice President of
                                 Professional Services
David M. Allen.............. 41  Vice President and Chief Financial Officer
Michael A. Backlund......... 45  Vice President of Sales
Jeffrey E. Engelmann........ 38  Vice President of Business Development
Jack S. Jia................. 36  Vice President of Engineering
Jozef Ruck.................. 47  Vice President of Marketing
Kathryn C. Gould............ 49  Director
Mark W. Saul................ 38  Director
Mark C. Thompson............ 41  Director
Ronald E.F. Codd............ 43  Director

   Martin W. Brauns has served as our President, Chief Executive Officer and member of the Board of Directors since March 1998. Before joining Interwoven, Mr. Brauns served as President and Chief Operating Officer of Sqribe Technologies, Inc., a software company from July 1997 to November 1997. From March 1996 to June 1997, Mr. Brauns served in a number of positions, including most recently as Vice President of North American Sales, at Informix Software, Inc., a software company. From 1992 to January 1996, Mr. Brauns served as Vice President of Worldwide Sales of Adaptec Inc., a hardware and software manufacturer. Mr. Brauns holds a Bachelor of Science in international business and a Master of Business Administration from San Jose State University.

   Peng T. Ong is our founder, Chairman of our Board of Directors and Vice President of Professional Services. Prior to founding Interwoven, Mr. Ong was a founder of Electric Classifieds, Inc., an Internet classifieds company, and its Chief Architect from March 1994 to May 1995. From 1994 to December 1995, he served as a consultant to Illustra Information Technologies, Inc., a software company. Mr. Ong holds a Bachelor of Science in electrical engineering from the University of Texas at Austin and a Master of Science in computer science from the University of Illinois at Urbana-Champaign.

   David M. Allen has served as our Vice President and Chief Financial Officer since joining Interwoven in March 1999. Before joining Interwoven, Mr. Allen served as Vice President and Chief Financial Officer of Object Systems Integrators, Inc., a telecommunications network management company, from July 1996 to March 1999. From 1985 to July 1996, he served in a number of positions, including most recently as Vice President and Chief Financial Officer, at Telecommunications Techniques Corporation, a communications test equipment manufacturing company. Mr. Allen holds a Bachelor of Science in accounting from the University of Maryland.

   Michael A. Backlund has served as our Vice President of Worldwide Sales since joining Interwoven in May 1998. From January 1997 to May 1998, Mr. Backlund served in a number of positions at Computer Associates International, a software company, including most recently as Vice President of Divisional Sales. Prior to joining Interwoven, he was a founder of CMS Communications, Inc., a telecommunications equipment company, and served in a number of capacities from August 1986 to December 1996, including most recently as Vice President of Sales and Marketing. Mr. Backlund holds a Bachelor of Arts and a Master of Arts in economics from the University of Southern California.

   Jeffrey E. Engelmann has served as our Vice President of Business Development since joining Interwoven in January 1999. Before joining Interwoven, Mr. Engelmann served as Executive Operations Officer of the Internet division of IBM. From 1991 to December 1997, he served in a number of development, consulting and sales positions within IBM, including most recently as Business Unit Executive of eBusiness Solution Sales. Mr. Engelmann holds a Bachelor of Science in chemical engineering and an Bachelor of Arts in computer science from the University of Wisconsin at Madison.

   Jack S. Jia has served in a variety of positions, including most recently as our Vice President of Engineering, since joining Interwoven in January 1997. Prior to joining Interwoven, Mr. Jia was a founder of V-Max America, Inc., a computer distribution company, and served as the Chief Executive Officer from June 1993 to October 1998. From May 1995 to January 1997, he served as a Project Manager at Silicon Graphics, Inc., a computer systems company, and from January 1993 to May 1995, he served in a number of senior engineering positions at Sun Microsystems, Inc., a computer systems company. Mr. Jia holds a Bachelor of Science in electrical engineering and a Master of Science in computer science from the Northern Jiao-Tong University, Beijing, a Master of Science in electrical engineering from Polytechnic University of New York, and a Master of Business Administration from Santa Clara University.

   Jozef Ruck has served as our Vice President of Marketing since joining Interwoven in March 1999. From April 1997 to April 1999, Mr. Ruck served in a number of positions at Genesys Telecommunications Laboratories, a call center software company, including most recently as Vice President of Customer Marketing. From September 1994 to March 1997, he served in a number of positions, including most recently as Western Region Sales Director, at Network Appliance, Inc., a data storage company. Mr. Ruck holds a Bachelor of Science in mechanical engineering from Oregon State University and a Master of Business Administration from Santa Clara University.

   Kathryn C. Gould has been one of our directors since March 1998. She is a founder of Foundation Capital, a venture capital firm, and has been a member since December 1995. Since 1989, Ms. Gould has been a general partner of Merrill, Pickard, Anderson & Eyre, a venture capital firm. Ms. Gould also serves as a director of Documentum, Inc., a publicly held web-based software application developer. Ms. Gould holds a Bachelor of Science in physics from the University of Toronto and a Master of Business Administration from the University of Chicago.

   Mark W. Saul has been one of our directors since July 1997. Since June 1996, Mr. Saul has served as President and Chief Executive Officer and Chairman of the Board of Acuity Corporation, a web-based customer interaction solutions company. From May 1995 to May 1996, Mr. Saul was Vice President of Marketing for Network Appliance, Inc. From March 1994 to May 1995, he served as Vice President of World Wide Field Operations of Minerva Systems, Inc., a video technology company. Mr. Saul holds a Bachelor of Arts in history and a Bachelor of Science in engineering from Stanford University and a Master of Business Administration from the Harvard Business School.

   Mark C. Thompson has been one of our directors since July 1999. Since 1988, Mr. Thompson has served in a number of positions with Charles Schwab since 1988, a financial services center, including most recently Senior Vice President and Executive Producer of Schwab.com. Mr. Thompson holds a Bachelor of Arts in international relations, and a Master of Arts in new media from Stanford University.

   Ronald E.F. Codd has been one of our directors since July 1999. Mr. Codd has served as President, Chief Executive Officer and a director of Momentum Business Applications, Inc., a publicly held software company, since January 1999. From 1991 to December 1998, he served as Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary of PeopleSoft, Inc., an enterprise software developer. Mr. Codd also serves on the board of directors of Adept Technology, Inc., a robotics manufacturer, Information Advantage, Inc., a enterprise software developer and marketer, and Intraware, Inc., a provider of business-to-business e-commerce services. Mr. Codd holds a Bachelor of Science in accounting from the University of California at Berkeley and a Master of Management from the J.L. Kellogg Graduate School of Management (Northwestern University).

     There are no family relationships among any of our directors or officers.

Board Composition

   We currently have six directors. Our bylaws state that our board of directors will be divided into three classes: Class I, the term for which will expire at the annual meeting of stockholders to be held in 2000, Class II, the term for which will expire at the annual meeting of stockholders to be held in 2001, and Class III, the term for which will expire at the annual meeting of stockholders to be held in 2002. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following election. The Class I directors are Messrs. Brauns and Saul; the Class II directors are Mr. Peng and Ms. Gould; and the Class III directors will be Messrs. Thompson and Codd.

   In addition, our bylaws provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

   This classification of the board of directors may have the effect of delaying or preventing a change in control. See "Description of Capital Stock-- Anti-Takeover Provisions."

Board Committees

   Our board of directors has a compensation committee and an audit committee.

   Compensation Committee. The current members of our compensation committee are Mr. Saul and Ms. Gould. The compensation committee reviews and makes recommendations to our board concerning salaries and incentive compensation for our officers and employees. The compensation committee also administers our stock plans.

   Audit Committee. The current members of our audit committee are Messrs. Codd and Thompson. Our audit committee reviews and monitors our financial statements and accounting practices, makes recommendations to our board regarding the selection of independent auditors and reviews the results and scope of the audit and other services provided by our independent auditors.

Compensation Committee Interlocks and Insider Participation

   Before April 1, 1998, our board of directors did not have a compensation committee and all compensation decisions were made by the full board of directors. In April 1998, the Company formed a compensation committee consisting of Mr. Brauns, Ms. Gould and Eileen Richardson, a former director. No compensation decisions were made by this committee in 1998; rather, all compensation decisions were made by the full board of directors. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has an interlocking relationship existed in the past.

   Preferred Stock Financings. Entities associated with Foundation Capital purchased 2,480,419 shares of Series C Preferred Stock at $1.6186 per share in March 1998, 613,896 shares of Series D Preferred Stock at $2.80668 per share in October 1998 and 146,666 shares of Series E Preferred Stock at $8.49 per share in June 1999. Ms. Gould is a member of Foundation Capital and may be deemed to own beneficially the shares held by entities associated with Foundation Capital.

   Loan to Martin W. Brauns. In March 1998, we loaned $240,000 to Mr. Brauns, our President and Chief Executive Officer, secured by a promissory note and stock pledge agreement, in connection with his purchase of 1,333,333 shares of our common stock. The note accrued interest at a rate of 6% per year and has been paid in full.

Director Compensation

   Our directors receive no cash compensation for their services as directors but are reimbursed for their reasonable expenses in attending board and board committee meetings.

   Each eligible director who is not our employee and who is a member of the board on the completion of this offering will be granted an option to purchase 10,000 shares of common stock under our 1999 Equity Incentive Plan, unless that director has previously received an option grant before the effective date of this offering. Each eligible director who is not our employee and who first becomes a member of our board on or after the completion of this offering will be granted an option to purchase 20,000 shares of common stock under our 1999 Equity Incentive Plan. Mr. Codd and Mr. Thompson were each granted an option to purchase 20,000 shares of Common Stock under our 1998 Stock Option Plan in July 1999. Ms. Gould and Mr. Saul will each be granted an option to purchase 10,000 shares of Common Stock under the 1999 Equity Incentive Plan on the effective date of this offering. Immediately following each annual meeting of our stockholders, each eligible director will automatically be granted an additional option to purchase 10,000 shares under the plan if the director has served continuously as a member of the board for at least one year. The options will have 10-year terms and will terminate three months following the date the director ceases to be one of our directors or consultants or 12 months following that date if the termination is due to death or disability. All options granted under the plan will be fully vested and immediately exercisable as of the date of grant.

Executive Compensation

   The following table presents compensation information for 1998 paid to or accrued by each person serving as our chief executive officer in 1998 and each of our four other most highly compensated executive officers whose salary and bonus for 1998 was more than $100,000. The restricted stock value is calculated based upon a $0.39 per share purchase price and assuming that the estimated fair market value on the date of grant is equal to an assumed initial public offering price of $11.00 per share. Based on the fair market value of the common stock as determined by the board on December 31, 1998, the value of Mr. Brauns' restricted stock award equalled $280,000.

                           Summary Compensation Table

                                                               Long Term
                               Annual Compensation        Compensation Awards
                          ------------------------------ ----------------------
                                               Other                 Securities
Name and Principal                             Annual    Restricted  Underlying
Positions                  Salary   Bonus   Compensation Stock Award  Options
------------------        -------- -------- ------------ ----------- ----------
Martin W. Brauns......... $206,119 $100,000     $320     $14,146,663      --
 President and Chief
  Executive Officer

Steven Farber............   93,060      --       --              --       --
 President and Chief
  Executive Officer

John Chang...............  134,186   67,167      960             --    46,666
 Vice President of
  Marketing

Peng T. Ong..............  114,315  125,000      --              --       --
 Chairman and Vice
  President of
  Professional Services

Michael A. Backlund......   80,826   65,450      --              --   156,666
 Vice President of Sales

Jack S. Jia..............  104,988   55,000      960             --    96,666
 Vice President of
  Engineering

   Mr. Farber's employment with us terminated as of August 1, 1998. Mr. Chang's employment with us terminated as of March 31, 1999. The amounts listed under the column captioned "Other Annual Compensation" represent payments in lieu of health insurance premiums paid by us.

                             Option Grants in 1998

   The following table presents the grants of stock options under our 1996 Stock Option Plan and 1998 Stock Option Plan during 1998 to each person serving as our chief executive officer and each of the persons listed in the Summary Compensation Table.

   All options granted under the 1996 plan and 1998 plan are immediately exercisable and are either incentive stock options or nonqualified stock options. We have a right to repurchase the shares issued upon exercise of these options at the original purchase price if they are unvested at the time the grantee terminates employment with us. This repurchase right generally lapses as to 25% of the shares on the first anniversary of the date of grant and the remainder expire ratably over a 36-month period thereafter. We have also granted nonqualified stock options that do not contain a repurchase right or contain repurchase terms that are negotiated between the optionee and us. Options expire 10 years from the first date of employment. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board, on the date of grant. In 1998, we granted to our employees and consultants options to purchase a total of 824,425 shares of our common stock.

The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of future common stock prices. The potential realizable values at 0%, 5% and 10% appreciation are calculated by assuming that the estimated fair market value on the date of grant, based upon an assumed initial public offering price of $11.00 per share, appreciates at the indicated rate for the entire term of the options and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price.

                                       Individual Grants
                         ---------------------------------------------
                                                                             Potential Realizable
                                                                               Value at Assumed
                         Number of   Percent of                             Annual Rates of Stock
                         Securities Total Options                             Price Appreciation
                         Underlying  Granted to   Exercise                     for Option Term
                          Options     Employees     Price   Expiration --------------------------------
Name                      Granted      in 1998    Per Share    Date        0%         5%        10%
----                     ---------- ------------- --------- ---------- ---------- ---------- ----------
Martin W. Brauns........      --         -- %       $ --          --   $      --  $      --  $      --
Steven Farber...........      --         --           --          --          --         --         --
John Chang..............   46,666        5.7         0.18      3/5/08     504,926    827,754  1,323,036
Peng T. Ong.............      --         --           --          --          --         --         --
Michael A. Backlund.....  156,666       19.0         0.21     5/26/08   1,690,426  2,774,217  4,436,964
Jack S. Jia.............   23,333        2.8         0.18      3/5/08     252,436    413,877    661,518
                           13,333        1.6         0.18      5/7/08     144,263    236,499    378,006
                           60,000        7.3         0.21    10/15/08     647,400  1,062,470  1,699,270

   Aggregate Option Exercises in 1998 and Option Values at December 31, 1998

   The following table presents the number of shares acquired and the value realized upon exercise of stock options during 1998 and the number of shares of common stock subject to "exercisable" and "unexercisable" stock options held as of December 31, 1998 by each of the persons listed in the Summary Compensation Table. Also presented are values of "in-the-money" options, which represent the positive difference between the exercise price of each outstanding stock option and an assumed initial public offering price of $11.00 per share. Each of these options was exercisable immediately upon grant, subject to our right to repurchase the option shares at the exercise price upon termination of the optionee's employment. The repurchase right generally expires as to 25% of the shares on the first anniversary of the date of grant and the remainder expires ratably over a 36-month period thereafter. The amounts shown under the columns "Value Realized" and "Value of Unexercised In-the-Money Options at December 31, 1998" are based on an assumed initial public offering price of $11.00 per share, net of the exercise price payable for these shares.

                                                     Number of Securities         Value of Unexercised
                          Number of                 Underlying Unexercised       In-the-Money Options at
                           Shares                Options at December 31, 1998       December 31, 1998
                         Acquired on   Value    ------------------------------- -------------------------
Name                      Exercise    Realized  Exercisable(1) Unexercisable(1) Exercisable Unexercisable
----                     ----------- ---------- -------------- ---------------- ----------- -------------
Martin W. Brauns........       --    $      --         --              --        $    --     $      --
Steven Farber...........   130,666    1,415,166        --              --             --            --
John Chang..............       --           --      55,000         111,666        600,050     1,214,077
Peng T. Ong.............       --           --         --              --             --            --
Michael A. Backlund.....       --           --         --          156,666            --      1,690,426
Jack S. Jia.............       --           --      28,750         127,916        313,663     1,385,064

---------------------
(1) Options granted under our stock option plans are generally exercisable immediately but the shares acquired upon exercise are subject to lapsing rights of repurchase at the exercise price. The heading "exercisable" refers to shares as to which our right of repurchase has lapsed. The heading "unexercisable" refers to shares that we still have the right to repurchase upon termination of the optionee's employment.

Employee Benefit Plans

   1996 Stock Option Plan. As of August 31, 1999, options to purchase 22,332 shares of common stock were outstanding under the 1996 Stock Option Plan and options to purchase 610,994 shares had been exercised, but remain subject to our repurchase right. No additional options may be granted under this plan. Options granted under the stock option plan are subject to terms substantially similar to those described below with respect to options granted under the 1999 Equity Incentive Plan.

   1998 Stock Option Plan. As of August 31, 1999, options to purchase 1,057,555 shares of common stock were outstanding under the 1998 Stock Option Plan, options to purchase 411,273 shares remained available for issuance and options to purchase 1,189,508 shares had been exercised, but remain subject to our repurchase right. No additional options may be granted under this plan. Options granted under the stock option plan are subject to terms substantially similar to those described below with respect to options granted under the 1999 Equity Incentive Plan.

   1999 Equity Incentive Plan. On July 22, 1999, the board adopted the 1999 Equity Incentive Plan and reserved 2,900,000 shares of common stock to be issued under this plan. In addition, shares under the 1996 Stock Option Plan and the 1998 Stock Option Plan not issued or subject to outstanding grants on the date of this prospectus and any shares issued under these plans that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full will be available for grant and issuance under the equity incentive plan. Shares will again be available for grant and issuance under the equity incentive plan that:

  . are subject to issuance upon exercise of an option granted under the equity incentive plan that cease to be subject to the option for any reason other than exercise of the option;

  . have been issued upon the exercise of an option granted under the equity incentive plan that are subsequently forfeited or repurchased by us at the original purchase price;

  . are subject to an award granted pursuant to a restricted stock purchase agreement under the equity incentive plan that are subsequently forfeited or repurchased by us at the original issue price; or

  . are subject to stock bonuses granted under the equity incentive plan that terminates without shares being issued.

   This plan will become effective on the consummation of this offering and will terminate on July 21, 2009, unless it is terminated earlier by our board. The plan will authorize the award of options, restricted stock awards and stock bonuses. No person will be eligible to receive more than 1,000,000 shares in any calendar year under the plan other than a new employee who will be eligible to receive no more than 1,500,000 shares in the calendar year in which the employee commences employment.

   The plan will be administered by our compensation committee, all of the members of which are "non-employee directors" under applicable federal securities laws and "outside directors" as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret the plan, grant awards and make all other determinations necessary or advisable for the administration of the plan. Also, our non-employee directors are entitled to receive automatic annual grants of fully vested options to purchase shares of our common stock, as described under "Management--Director Compensation."

   The plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to our employees or employees of our parent or subsidiary, if any. All other awards other than incentive stock options may be granted to employees, officers, directors, consultants, independent contractors and advisors of ours or of our parent or subsidiary, if any, provided the consultants, independent contractors and advisors render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options must be at least equal to 85% of the fair market value of our common stock on the date of grant.

   Options may be exercisable only as they vest or may be immediately exercisable with the shares issued subject to our right of repurchase that lapses as the shares vest. In general, options will vest over a four-year period. The maximum term of options granted under the plan is 10 years.

   Awards granted under the plan may not be transferred in any manner other than by will or by the laws of descent and distribution. They may be exercised during the lifetime of the optionee only by the optionee. The compensation committee could determine otherwise and provide for these provisions in the award agreement, but only with respect to awards that are not incentive stock options. Options granted under the plan generally may be exercised for a period of time after the termination of the optionee's service to us or to our parent or subsidiary, if any. Options will generally terminate immediately upon termination of employment for cause.

   The purchase price for restricted stock will be determined by our compensation committee. Stock bonuses may be issued for past services or may be awarded upon the completion of certain services or performance goals.

   If we are dissolved or liquidated or have a "change in control" transaction, outstanding awards may be assumed or substituted by the successor corporation, if any. In the discretion of the compensation committee the vesting of these awards may accelerate upon one of these transactions.

   1999 Employee Stock Purchase Plan. The board has adopted the 1999 Employee Stock Purchase Plan and has reserved 300,000 shares for issuance under this plan. This plan will become effective one business day after consummation of this offering. On each January 1, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1% of our outstanding shares on December 31 of the preceding year. The aggregate number of shares reserved for issuance under the plan may not exceed 3,000,000 shares. The plan will be administered by our compensation committee, which will have the authority to construe and interpret the plan.

   Employees generally will be eligible to participate in the plan if they are employed ten days before the beginning of an offering period and they are customarily employed by us, or our parent or any subsidiaries that we designate, for more than 20 hours per week and more than five months in a calendar year and are not, and would not become as a result of being granted an option under the plan, 5% stockholders of us or our designated parent or subsidiaries.

   Under the plan, eligible employees will be permitted to acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 2% and 10% of their compensation and are subject to maximum purchase limitations. Participation in the plan will end automatically upon termination of employment for any reason.

   Each offering period under the plan will be for two years and consist of four six-month purchase periods. The first offering period is expected to begin on the first business day on which price quotations for our common stock are available on the Nasdaq National Market. Offering periods and purchase periods will begin on February 1 and August 1 of each year. However, because the first day on which price quotations for our common stock will be available on the Nasdaq National Market may not be February 1 or August 1, the length of the first offering period may be more or less than two years, and the length of the first purchase period may be more or less than six months.

   The plan will provide that, in the event of our proposed dissolution or liquidation, each offering period that commenced prior to the closing of the proposed event shall continue for the duration of the offering period, provided that the compensation committee may fix a different date for termination of the plan. The purchase price for our common stock purchased under the plan is 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of the applicable purchase period. The compensation committee will have the power to change the duration of offering periods without stockholder approval, if the change is announced at least 15 days prior to the beginning of the affected offering period.

   The plan is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code. Rights granted under the plan will not be transferable by a participant other than by will or the laws of descent and distribution.

   The plan will terminate on July 21, 2009, unless it is terminated earlier under the terms of the plan. The board will have the authority to amend, terminate or extend the term of the plan, except that no action may adversely affect any outstanding shares previously purchased under the plan. Except for the automatic annual increase of shares described above, stockholder approval is required to increase the number of shares that may be issued or to change the terms of eligibility under the plan. The board may make amendments to the plan as it determines to be advisable if the financial accounting treatment for the plan is different from the financial accounting treatment in effect on the date the plan was adopted by the board.

   401(k) Plan. We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. All employees are generally eligible to participate and may enter the plan as of the first day of each calendar month. Participants may make pre-tax contributions to the plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions and the investment earnings. Contributions to the plan by the participants or by us, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. Participant and company contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Employment and Severance Agreements

   Mr. Brauns, our President and Chief Executive Officer, entered into an employment agreement with us in February 1998. This agreement establishes Mr. Brauns' initial annual salary of $250,000 and eligibility for benefits and bonuses tied to our revenues. This agreement also provides for his election to the Board of Directors as a condition of employment. This agreement continues until it is terminated upon written notice by Mr. Brauns or by us. If his employment is terminated by us for cause or if he voluntarily elects to terminate his employment, we must pay his salary and other benefits through the date of his termination. If his employment is terminated by us without cause or if he terminates his employment under some circumstances, we must pay his benefits through the date of his termination and his salary for up to 12 additional months after this date, unless Mr. Brauns is employed full-time by another employer.

   Under this agreement, Mr. Brauns agreed to purchase 1,333,333 shares of common stock at an exercise price of $0.18 per share. The shares purchased by Mr. Brauns are subject to our right to repurchase the shares upon termination of his employment. Our repurchase right expires ratably over a 48 month period. Our repurchase right also expires as to all of the shares in the event that we merge or consolidate with another entity or sell all or substantially all of our assets.

   In connection with this stock purchase, we agreed to loan Mr. Brauns the entire purchase price. This loan has been repaid in full. See "Related Party Transactions--Loans to Executive Officers."

   Mr. Ong's offer letter, dated February 29, 1996, provided for an initial annual salary of $48,000 commencing on March 1, 1996. Mr. Ong's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Allen's offer letter, dated February 12, 1999, provides for an initial annual salary of $140,000 commencing on March 3, 1999 and eligibility for an incentive bonus of $35,000. The offer letter also provides for reimbursement for relocation expenses. Mr. Allen received options to purchase 186,666 shares of our common stock at an exercise price of $0.39 per share under the 1998 Stock Option Plan, of which options to purchase 46,667 shares vest on March 3, 2000 and the remainder will vest ratably over a 36-month period thereafter. Half of the unvested portion of these options will vest if we sell the company. Mr. Allen's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Backlund's offer letter, dated May 1, 1998, provides for an initial annual salary of $135,000 commencing on May 26, 1999 and eligibility for an incentive bonus of up to $100,000. The offer letter also provides for reimbursement for relocation expenses. Mr. Backlund received options to purchase 156,666 shares of our common stock at an exercise price of $0.21 per share under the 1996 Stock Option Plan, of which options to purchase 39,166 shares vested on May 26, 1999 and the remainder will vest ratably over a 36-month period thereafter. On January 28, 1999, Mr. Backlund received options to purchase an additional 66,666 shares of our common stock at an exercise price of $0.39 per share as a result of meeting revenue objectives in 1998 and in lieu of a portion of his cash bonus earned in 1998. Mr. Backlund's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Engelmann's offer letter, dated December 11, 1998, provides for an initial annual salary of $130,000 commencing on January 18, 1999 and eligibility for an incentive bonus of up to $40,000. The offer letter also provides for reimbursement for relocation expenses. Pursuant to the offer letter, Mr. Engelmann purchased 183,333 shares of our common stock at an exercise price of $0.39 per share. The shares purchased by Mr. Engelmann are subject to our right to repurchase all of the shares of common stock upon termination of his employment. Our right to repurchase his shares at the original purchase price upon termination lapses with respect to 45,833 shares on January 18, 2000, and expires ratably as to the remaining shares over a 36-month period. The repurchase right will expire as to half of the shares of common stock subject to repurchase at any given time if we are acquired. If we terminate Mr. Engelmann's employment without cause, we must pay him an amount equal to two months base salary. Pursuant to the offer letter, on January 28, 1999, Mr. Engelmann purchased an additional 86,666 shares of our common stock at an exercise price of $0.39 per share, subject to attainment of individual and corporate objectives, and subject to the same repurchase rights as described above. We loaned Mr. Engelmann $105,300 pursuant to a partial recourse secured promissory note representing the purchase price for his shares, due in five years or earlier in the event of our initial public offering, acquisition or Mr. Engelmann's termination of employment, and bearing interest at the rate of 6% per year. Mr. Engelmann's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Jia's offer letter, dated January 6, 1997, provides for an initial annual salary of $70,000 commencing January 27, 1997. Mr. Jia received options to purchase 60,000 shares of our common stock at an exercise price of $0.09 per share under the 1996 Stock Option Plan, of which options to purchase 15,000 shares vested on January 28, 1998 and the remainder will vest ratably over a 36 month period thereafter. Mr. Jia's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Ruck's offer letter, dated February 18, 1999, provides for an initial annual salary of $140,000 commencing March 15, 1999 and eligibility for an incentive bonus of up to $60,000. Pursuant to the offer letter, Mr. Ruck purchased 213,333 shares of our common stock at an exercise price of $0.39 per share. The shares purchased by Mr. Ruck are subject to our right to repurchase all of the shares of common stock upon termination of his employment. Our right to repurchase his shares upon termination lapses with respect to 53,333 on March 15, 2000, and expires ratably as to the remaining shares over a 36-month period. If we terminate Mr. Ruck's employment without cause, within his first year of employment, our right to repurchase his common stock will be equal to the shares granted less 4,444 shares for each full month of employment for Mr. Ruck after March 15, 1999. On March 18, 1999, Mr. Ruck purchased an additional 33,333 shares of our common stock at an exercise price of $0.39 per share, subject to the attainment of individual and corporate objectives, and subject to the same repurchase rights as described above. Also, pursuant to his offer letter, we loaned Mr. Ruck $96,200 pursuant to a partial recourse secured promissory note representing the purchase price for his shares, due in five years or earlier in the event of our initial public offering, acquisition, or Mr. Ruck's termination of employment, and bearing interest at the rate of 6% per year. The loan will be recourse with respect to interest and a combination, as determined by mutual agreement between the parties, of recourse and non-recourse for the principal. Mr. Ruck's employment is at will and may be terminated at any time, with or without formal cause.

   Mr. Chang's offer letter, dated January 20, 1997, provides for an initial annual salary of $125,000 commencing February 3, 1997 and eligibility for incentive bonus of up to $125,000. Mr. Chang received options to purchase 120,000 shares of our common stock at an exercise price of $0.09 per share under the 1996 Stock Option Plan, of which 30,000 shares vested upon February 10, 1998 and the remainder will vest ratably over a 36-month period thereafter. On April 13, 1998, we granted to Mr. Chang options to purchase an additional 46,667 shares of our common stock at an exercise price of $0.39 per share, subject to the attainment of individual and corporate objectives.

   Mr. Chang entered into a Confidential Separation Agreement and Release with us in November 1998. This agreement establishes the terms and conditions of the termination of his employment with us. Under the agreement, Mr. Chang's employment was terminated as of March 31, 1999. In addition, the agreement provides that we pay Mr. Chang $11,500 per month, plus a bonus of $64,167. Mr. Chang's options to purchase common stock continued to vest through March 31, 1999.

   Mr. Farber's offer letter, dated June 14, 1997, provides for an initial annual salary of $120,000. Mr. Farber received options to purchase 320,000 shares of our common stock at an exercise price of $0.18 per share under the 1996 Stock Option Plan, of which 80,000 shares vested on June 16, 1998 and the remainder will vest ratably over a 36-month period thereafter.

   Mr. Farber entered into a Confidential Separation Agreement and Release with us in February 1998. This agreement establishes the terms and conditions of the termination of his employment with us. Under the agreement, Mr. Farber's employment terminated as of August 1, 1998. In addition, the agreement provides that we pay Mr. Farber $76,071. All 130,666 of Mr. Farber's options to purchase common stock at an exercise price of $0.18 per share completely vested as of August 1998.

   Indemnification of Directors and Executive Officers and Limitation of
Liability

   Our certificate of incorporation includes a provision that eliminates the personal liability of our directors for monetary damages resulting from breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . under section 174 of the Delaware General Corporation Law regarding unlawful dividends and stock purchases; or

  . for any transaction from which the director derived an improper personal benefit.

   These provisions are permitted under Delaware law.

   Our bylaws provide that:

  . we must indemnify our directors and executive officers to the fullest extent permitted by Delaware law, subject to very limited exceptions;

  . we may indemnify our other employees and agents to the same extent that we indemnify our directors and executive officers, unless otherwise required by law, our certificate of incorporation, bylaws or agreements; and

  . we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

   Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current directors and executive officers to give them additional contractual assurances regarding the scope of the indemnification provided in our certificate of incorporation and bylaws and to provide additional procedural protections. Presently, there is no pending litigation or proceeding involving any of our directors, executive officers or employees for which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

   We have liability insurance for our directors and officers.

                           RELATED PARTY TRANSACTIONS

   Other than the employment and severance agreements described in "Management," and the transactions described below, since we were formed there has not been nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

  .  in which the amount involved exceeded or will exceed $60,000; and

  . in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Preferred Stock Financings

   In March and June 1996, we sold an aggregate of 1,199,998 shares of Series A Preferred Stock at a purchase price of $0.30 per share. In May and June 1997, we sold an aggregate of 2,134,548 shares of Series B Preferred Stock at a purchase price of $1.9293 per share. In March 1998, we sold an aggregate of 4,161,082 shares of Series C Preferred Stock at a purchase price of $1.6186 per share, and warrants to purchase 612,079 shares of Series C Preferred Stock at an exercise price of $1.9293 per share. In October, November and December 1998, we sold an aggregate of 2,494,142 shares of Series D Preferred Stock at a purchase price of $2.80668 per share. In June 1999, we sold an aggregate of 2,263,136 shares of Series E Preferred Stock at a purchase price of $8.49 per share.

   Purchasers of our preferred and common stock include, among others, the following executive officers, directors and holders of more than 5% of our outstanding stock. All of the share numbers in the following table reflect the conversion of each outstanding share of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock into two-thirds of a share of common stock and the conversion of each outstanding share of Series B Preferred Stock into 0.7022705 of a share of common stock.

                                             Shares of Preferred Stock
                                    -------------------------------------------
                                    Series                      Series  Series
                                       A    Series B  Series C     D       E
                                    ------- --------- --------- ------- -------
   Stockholder
   -----------
   Kathryn C. Gould
     Entities associated with
      Foundation Capital..........      --        --  2,480,419 613,896 146,666
   Entities associated with JK&B
    Capital.......................      --  1,310,408   650,153 485,233 132,861
   Entities associated with Draper
     Fisher Jurvetson.............  333,333   167,030   277,410 202,632   1,313
   Entities associated with Accel
    Partners......................      --        --  1,063,038 263,098  72,039
   Peng T. Ong....................   66,666       --        --      --      --
   Mark W. Saul...................   83,333    13,919       --      --      --

   Ms. Gould, one of our directors, is a member of Foundation Capital and may be deemed to own beneficially the shares held by entities associated with Foundation Capital. Mr. Ong disposed of his shares of Series A Preferred Stock in 1997.

Warrants

   On January 9, 1997, in connection with a bridge financing, we issued warrants to purchase shares of our Series B Preferred Stock with an exercise price of $1.92932 per share to the following executive officers, directors and holders of more than 5% of our outstanding stock:

                                              Number of shares
   Warrant holder                            subject to warrant Expiration date
   --------------                            ------------------ ---------------
   Mark W. Saul.............................        3,412       January 9, 2002
   Entities associated with Draper Fisher
    Jurvetson...............................       40,950       January 9, 2002

   The number of shares of Series B Preferred Stock represented in this table has been adjusted to reflect conversion to common stock. Each outstanding share of Series B Preferred Stock is convertible into 1.0534057 shares of common stock. These warrants have not been exercised but will expire upon the closing of this offering.

   In March 1998, in connection with the Series C Preferred Stock financing, we issued warrants to purchase shares of our Series C Preferred Stock with an exercise price of $1.92932 per share to the following executive officers, directors and holders of more than 5% of our outstanding stock. In October 1998, all warrants to purchase Series C Preferred Stock were exercised by their respective holders in connection with the Series D Preferred Stock financing.

                                                              Number of shares
   Warrant holder                                            subject to warrant
   --------------                                            ------------------
   Entities associated with Foundation Capital..............      318,075
   Entities associated with Accel Partners..................      136,317
   Entities associated with JK&B Capital....................       83,371
   Entities associated with Draper Fisher Jurvetson.........       35,573

Loans to Executive Officers

   Martin W. Brauns. In March 1998, we loaned $240,000 to Mr. Brauns, our President and Chief Executive Officer, secured by a promissory note and stock pledge agreement, in connection with his purchase of 1,333,333 shares of our common stock. The note accrued interest at a rate of 6% per year and has been paid in full.

   Jeffrey E. Engelmann. In April 1999, we loaned an aggregate of $105,300 to Mr. Engelmann, our Vice President of Business Development, secured by two promissory notes and a stock pledge agreement, in connection with his purchase of 270,000 shares of our common stock. The notes accrue interest at a rate of 6% per year and are each due and payable on or before April 19, 2004. Interest is payable annually. In the event of an initial public offering of our common stock the principal sum of each note will become due and payable in monthly installments over the remaining term of our right to repurchase the shares. If Mr. Engelmann breaches his obligations under the notes we may enforce our right to payment of 25% of the principal and any accrued interest out of any of Mr. Engelmann's assets, but may enforce our right to payment of the balance due under the notes only out of the stock subject to the stock pledge agreement. As of August 31, 1999, $107,617 remained outstanding under the notes.

   Jozef Ruck. In April 1999, we loaned an aggregate of $96,200 to Mr. Ruck, our Vice President of Marketing, secured by two promissory notes and a stock pledge agreement, in connection with his purchase of 246,666 shares of our common stock. The notes accrue interest at a rate of 6% per year and are each due and payable on or before April 2004. Interest is payable annually. In the event of an initial public offering of our common stock the principal sum of each note will become due and payable in monthly installments over the remaining term of our right to repurchase the shares. If Mr. Ruck breaches his obligations under the notes we may enforce our right to payment of 25% of the principal and any accrued interest out of any of Mr. Ruck's assets, but may enforce our right to payment of the balance due under the notes only out of the stock subject to the stock pledge agreement. As of August 31, 1999, $98,284 remained outstanding under the notes.

                             PRINCIPAL STOCKHOLDERS

   The following table presents information as to the beneficial ownership of our common stock as of August 31, 1999 and as adjusted to reflect the sale of the common stock in this offering by:

  . each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

  .  each of our directors;

  .  each executive officer listed in the Summary Compensation Table; and

  .  all executive officers and directors as a group.

                                                                            Percentage of
                                                                               Shares
                                                              Number of      Outstanding
                                                                Shares    -----------------
                                                             Beneficially  Before   After
       Name of Beneficial Owner                                 Owned     Offering Offering
       ------------------------                              ------------ -------- --------
Kathryn C. Gould (1)........................................  3,240,981    17.1%     14.7%
 Foundation Capital entities
  70 Willow Road, Suite 200
 Menlo Park, CA 94025

JK&B Capital entities (2)...................................  2,578,655    13.6      11.7
 205 North Michigan Avenue, Suite 808
 Chicago, IL 60601

Peng T. Ong (3).............................................  1,933,333    10.2       8.8

Martin W. Brauns (4)........................................  1,419,436     7.4       6.4

Accel Partners entities (5).................................  1,398,175     7.3       6.3
 428 University Avenue
 Palo Alto, CA 94301

Draper Fisher Jurvetson entities (6)........................  1,022,668     5.3       4.6
 400 Seaport Court, Suite 250
 Redwood City, CA 94063

Michael A. Backlund (7).....................................    236,665     1.2       1.0

Steven Farber...............................................    186,634     1.0         *

Jack S. Jia (8).............................................    193,332     1.0         *

Mark W. Saul (9)............................................    123,997      *          *

John Chang..................................................     74,166      *          *

Mark C. Thompson (10) ......................................     20,000      *          *

Ronald E.F. Codd (11).......................................     20,000      *          *

All eleven directors and executive officers as a group (12)
 ...........................................................  7,891,076    41.5%     35.8%

---------------------

(1) Includes 2,878,855 shares held by Foundation Capital II, L.P., 91,960 shares held by Foundation Capital II Entrepreneurs Fund, L.L.C., and 270,166 shares held by Foundation Capital II Principals Fund, L.L.C. Foundation Management II, L.L.C. is the general partner of Foundation Capital II, L.P. James C. Anderson, William B. Ellmore, Paul G. Koontz, Kathryn Gould and Michael N. Schun are the managing members of Foundation Management II, L.L.C. and share voting and investment power of the shares. The managing members of Foundation Management II, L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Foundation Management II, L.L.C. is the managing member of both Foundation Capital II Entrepreneurs Fund, L.L.C. and Foundation Capital II Principals Fund, L.L.C. The managing members of Foundation Management II, L.L.C. are deemed to beneficially own the shares held by Foundation Capital II Entrepreneurs Fund, L.L.C. and Foundation Capital II Principals Fund, L.L.C. and have voting and investment power of the shares. The managing members of Foundation Management II, L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.

(2) Includes 1,800,630 shares held by JK&B Capital, L.P., and 778,026 shares held by JK&B Capital II, L.P. JK&B Management, L.L.C. is the general partner of JK&B Capital, L.P. and JK&B Capital II, L.P. David Kronfeld is the managing member of JK&B Management, L.L.C. Mr. Kronfeld is deemed to beneficially own the shares held by JK&B Capital, L.P. and JK&B Capital II, L.P. and has voting and investment power of the shares. Mr. Kronfeld disclaims beneficial ownership of the shares, except to the extent of his direct pecuniary interest in the shares.

(3) Represents 1,933,333 shares of Common Stock held of record by the Ong-Leong Family Trust U/D/T 6/29/99, Peng Tsin Ong and Wai Ping-Leong, trustees, who share voting and investment control.

(4) Includes 1,002,770 shares of common stock subject to our repurchase right.

(5) Includes 1,097,568 shares held by Accel V L.P., 145,410 shares held by Accel Internet/Strategic Technology Fund, L.P., 57,325 shares held by Accel Keiretsu V L.P., 67,112 held by Accel Investors '97 L.P. and 30,760 held by Ellmore C. Patterson Partners. Accel V Associates L.L.C. is the general partner of Accel V L.P. and has the sole voting and investment power of the shares held by Accel V L.P. Arthur C. Paterson, ACP Family Partnership L.P., James R. Swartz, James W. Breyer, The Breyer 1995 Trust dated 10/4/95, Eugene D. Hill, Swartz Family Partnership L.P., Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the managing members of Accel V Associates L.P. and share voting and investment power of the shares. The managing members of Accel V Associates L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares, Accel Internet/Strategic Technology Fund Associates L.L.C, is the general partner of Accel Internet/Strategic Technology Fund L.P. and therefore has the sole voting and investment power of the shares held by Accel Internet/Strategic Technology Fund L.P. Arthur C. Paterson, ACP Family Partnership L.P., James R. Swartz, James W. Breyer, Eugene D. Hill, Swartz Family Partnership L.P., Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the managing members of Accel Internet/Strategic Technology Fund L.P. and share voting and investment power of the shares. The managing members of Accel Internet/Strategic Technology Fund Associates L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Accel Keiretsu V Associates L.L.C. is the general partner of Accel Keiretsu V L.P. and has the sole voting and investment power. Arthur C. Paterson, James R. Swartz, James W. Breyer, Eugene D. Hill, Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the managing members of Accel Keiretsu V L.P. and share voting and investment power of the shares held by Accel Keiretsu V L.P. The managing members of Accel Keiretsu V L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Arthur C. Paterson, James R. Swartz, James W. Breyer, Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the general partners of Accel Investors '97 L.P. and share voting and investment powers of the shares held by Accel Investors '97 L.P. The general partners of Accel Investor '97 L.P. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Arthur C. Patterson is the sole general partner of Ellmore C. Patterson Partners and has sole voting and investment power with respect to the shares held by Ellmore C. Patterson Partners. Mr. Patterson disclaims beneficial ownership of the shares except to the extent of his direct pecuniary interest in the shares.

(6) Includes 1,022,668 shares held by Draper Fisher Associates Fund III, L.P. and 62,382 shares held by Draper Fisher Partners, L.L.C. Includes 40,950 shares issuable upon the exercise of warrants to purchase shares of Series B Preferred Stock held by both entities. Draper Fisher Management Company, L.L.C. is the general partner of Draper Fisher Associates Fund III, L.P. and has sole voting and investment powers. The general partner of Draper Fisher Associates Fund III, L.P. disclaims beneficial ownership of the shares, except to the extent of its direct pecuniary interest in the shares held by Draper Fisher Management Company, L.L.C. and Draper Fisher Associates Fund III, L.P. Steve Jurvetson, Timothy Draper and John Fisher are the managing members of Draper Fisher Management Company and Draper Fisher Partners, L.L.C. The managing members of Draper Fisher Partners, L.L.C. are deemed to beneficially own the shares held by Draper Fisher Partners, L.L.C. and share voting and investment power of the shares. The managing members of Draper Fisher Partners, L.L.C. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares.

(7) Includes 180,901 shares of common stock subject to our repurchase right and options to purchase 13,333 shares of common stock exercisable within 60 days of August 31, 1999.

(8) Includes 125,900 shares of common stock subject to our repurchase right and options to purchase 20,000 shares of common stock exercisable within 60 days of August 31, 1999.

(9) Includes 3,412 shares issuable upon the exercise of warrants to purchase shares of Series B Preferred Stock held by Mr. Saul.

(10) Represents options to purchase 20,000 shares of common stock exercisable within 60 days of August 31, 1999.

(11) Represents options to purchase 20,000 shares of common stock exercisable within 60 days of August 31, 1999.

(12) Includes 2,012,903 shares of common stock subject to our repurchase right, and 73,333 shares of common stock subject to options exercisable within 60 days of August 31, 1999 and 3,412 shares issuable upon exercise of warrants to purchase shares of Series B Preferred Stock.

   Beneficial ownership is determined under the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Unless indicated above, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of August 31, 1999 are deemed to be outstanding and to be beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated above, the address for each listed stockholder is c/o Interwoven, Inc., 1195 West Fremont Avenue, Suite 2000, Sunnyvale, California 94087.

   The number of shares of common stock outstanding after this offering includes shares of common stock being offered and does not include the shares which are subject to the underwriters' over-allotment option. The percentage of common stock outstanding as of August 31, 1999 is based on 21,936,983 shares of common stock outstanding on that date, assuming that all outstanding preferred stock has been converted into common stock and excluding 72,021 shares of common stock issuable upon exercise of warrants to purchase Series B Preferred Stock.

                          DESCRIPTION OF CAPITAL STOCK

   Immediately following the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

   Immediately before the closing of this offering, we will reincorporate in the state of Delaware. Following the closing of this offering, we intend to amend and restate our certificate of incorporation. Our certificate of incorporation, bylaws and third amended and restated investors' rights agreement, described below, are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

   As of August 31, 1999, there were 19,009,054 shares of common stock outstanding held by 173 shareholders of record, including 12,542,610 shares that will be issued upon conversion of all outstanding preferred stock and the exercise and subsequent conversion to common stock of warrants to purchase Series B Preferred Stock upon the closing of this offering.

   Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at the times and in the amounts as our board may from time to time determine.

   Voting Rights. Each common stockholder is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

   No preemptive or similar rights. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

   Right to receive liquidation distributions. Upon a liquidation, dissolution or winding-up of Interwoven, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock and any participating preferred stock outstanding at that time after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   Upon the closing of this offering, each outstanding share of preferred stock will be converted into shares of common stock. See Note 6 of Notes to Financial Statements for a description of this preferred stock.

   Following this offering, we will be authorized, subject to the limits imposed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. The board can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, without any further vote or action by the stockholders.

   The board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants

   As of August 31, 1999, we had outstanding the following warrants to purchase our stock:

                         Total number of
                         shares Subject  Exercise price
Type of stock              to Warrants     per share             Expiration date
-------------            --------------- -------------- ----------------------------------
Series B Preferred
 Stock..................     65,519          $1.93      upon consummation of this offering
Series B Preferred
 Stock..................      6,552           1.93      September 2004
Series E Preferred
 Stock..................     39,096           8.49      July 2006

Registration Rights

   The holders of approximately 12,420,390 shares of common stock have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold or to include their shares in any registration statement we file.

 Right to demand registration

   At any time six months after this offering, these stockholders can request that we file a registration statement so they can publicly sell their shares. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement.

   Who may make a demand. At any time six months after the closing of this offering, any holder of shares of common stock issued upon conversion of Series B Preferred Stock immediately prior to this offering, any number of holders who together hold an aggregate of at least 954,633 shares of common stock issued upon conversion of Series C Preferred Stock immediately prior to this offering, any number of holders who together hold an aggregate of at least 498,829 shares of common stock issued upon conversion of Series D Preferred Stock immediately prior to this offering, any number of holders who together hold an aggregate of at least 452,628 shares of common stock issued upon conversion of Series E Preferred Stock immediately prior to this offering, or the holders of at least 40% of the shares having registration rights, including some holders of Series A Preferred Stock, have the right to demand that we file a registration statement on a form other than Form S-3, so long as the amount of securities to be sold in that registration exceeds $5,000,000. If we are eligible to file a registration statement on Form S-3, the same holders of the registration rights described above will have the right to demand that we file a registration statement on Form S-3, so long as the amount of securities to be sold in that registration exceeds $1,000,000.

   Number of times holders can make demands. We will only be required to file one registration statement on a form other than Form S-3 for each of two registrations. If we are eligible to file a registration statement on Form S-3, we are not required to file more than one registration statement during any 12 month period.

   Postponement. We may postpone the filing of a registration statement for up to 90 days once in a 12 month period if we determine that the filing would be seriously detrimental to us or our stockholders.

 Piggyback registration rights

   If we register any securities for public sale, the same stockholders with registration rights described above will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares to be included in a registration statement.

 Expenses of registration

   We will pay all of the expenses relating to any demand or piggyback registration. However, we will not pay for any expenses of any demand registration if the request is subsequently withdrawn by the holders of a majority of the shares having registration rights, subject to very limited exceptions.

 Expiration of registration rights

   The registration rights described above will expire five years after this offering is completed. The registration rights will terminate earlier with respect to a particular stockholder if that holder owns less than 1% of our outstanding securities or can resell all of its securities in a three month period under Rule 144 of the Securities Act and we are subject to the reporting requirements of the Securities Exchange Act of 1934.

Anti-Takeover Provisions

   The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

 Delaware Law

   We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents certain Delaware corporations from engaging, under limited circumstances, in a "business combination," which includes a merger or sale of more than 10% of the corporation's assets, with any "interested stockholder," or a stockholder who owns 15% or more of the corporation's outstanding voting stock, as well as affiliates and associates of stockholders, for three years following the date that the stockholder became an "interested stockholder" unless:

  . the transaction is approved by the board prior to the date the "interested stockholder" attained that status;

  . upon the closing of the transaction that resulted in the stockholder's becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  . on or subsequent to the date the "business combination" is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the "interested stockholder."

   A Delaware corporation may "opt out" of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders' amendment approved by at least a majority of the outstanding voting shares. However, we have not "opted out" of this provision. Section 203 could prohibit or delay mergers or other takeover or change-in-control attempts and, accordingly, may discourage attempts to acquire us.

 Charter and Bylaw Provisions

   Our amended and restated certificate of incorporation, to be filed upon the closing of this offering, states that our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with our stockholders electing one class each year. For more information on the classification of our board, please see "Management--Board Composition." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

   Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or a special meeting of the stockholders may only be taken if it is properly brought before the meeting. Our stockholders may not take any action by written consent instead of by a meeting. Our certificate of incorporation provides that our board of directors may issue preferred stock with voting or other rights without stockholder action. Our bylaws and certificate of incorporation provide that special meetings of the stockholders may only be called by our board, the chairman of our board, our chief executive officer or our president.

   Our bylaws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in our management.

Indemnification of Directors and Executive Officers and Limitation of Liability

   Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We intend to enter into separate indemnification agreements with our directors and executive officers that provide them with indemnification protection in the event the certificate of incorporation is subsequently amended.

   Our certificate of incorporation and bylaws provide that we will indemnify our directors and executive officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures. These provisions may have the effect of preventing changes in the management.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for our common stock is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey.

Listing

   We have applied for our common stock to be quoted on The Nasdaq Stock Market's National Market under the symbol "IWOV."

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities. Furthermore, as described below, no shares currently outstanding will be available for sale immediately after this offering due to limited contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, based on shares outstanding at August 31, 1999, we will have outstanding 22,009,054 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates." The remaining shares will become eligible for public sale as follows:

                             Approximate
                              Number of
                               Shares
                              Eligible
                             for Future
           Date                 Sale                   Comment
           ----              -----------               -------
Date of this prospectus               0  Freely tradable shares
181 days after the date of   15,118,513  Underwriters' lock-up released.
 this prospectus                         These shares may be sold under Rules
                                         144, 144(k), 145 or 701
One year after the date of    2,784,883  These shares may be sold under Rules
 this prospectus                         144, 145 or 701
At various times thereafter   1,144,754  These shares may be sold under Rules
                                         144 or 701

 Lock-Up Agreements

   All of our officers and directors and substantially all of our stockholders have signed lock-up agreements under which they agreed not to sell, dispose of, loan, pledge or grant any rights with respect to any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

   Credit Suisse First Boston Corporation may choose to release some of these shares from these restrictions prior to the expiration of this 180-day period, though it has no current intention to do so.

 Rule 144

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 220,091 shares immediately after this offering; or

  . the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

 Rule 144(k)

   Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, these shares may be sold immediately upon the completion of this offering.

 Rule 701

   Any of our employees, officers, directors or consultants who purchased his or her shares under a written compensatory plan or contract may be entitled to sell his or her shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale when the 180-day lock-up agreements expire.

 Registration Rights

   Upon completion of this offering, the holders of 12,420,390 shares of common stock, or their transferees, will be entitled to rights with respect to the registration of those shares under the Securities Act. For a discussion of these rights please see "Description of Capital Stock--Registration Rights." After these shares are registered, they will be freely tradable without restriction under the Securities Act.

 Stock Options

   Immediately after this offering, we intend to file a registration statement under the Securities Act covering 3,200,000 shares of common stock reserved for issuance under our stock option and employee stock purchase plans. As of August 31, 1999, options to purchase 1,039,887 shares of common stock were issued and outstanding.

   Upon the expiration of the lock-up agreements described above, 171,055 shares of common stock will be subject to vested options, based on options outstanding as of August 31, 1999. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately after the 180-day lock up agreements expire.

 Warrants

   As of August 31, 1999, we had outstanding warrants to purchase 111,167 shares of common stock. When these warrants are exercised and the exercise price is paid in cash the shares must be held for one year before they can be sold under Rule 144. Warrants to purchase up to 111,167 shares of common stock contain "net exercise provisions." These provisions allow a holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. The number of shares which would be issued in this case would be based upon the market price of the common stock at the time of the net exercise. If the warrant had been held for at least one year, the shares of common stock could be publicly sold under Rules 144 and 145. After the lock-up agreements described above expire, warrants to purchase 45,648 shares of our common stock, which also contain net exercise provisions, will have been outstanding for at least one year.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in the underwriting
agreement dated       , 1999, we have agreed to sell to the underwriters named
below, for whom Credit Suisse First Boston Corporation, BancBoston Robertson Stephens Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, are acting as representatives, the following respective numbers of shares of common stock:

                                                                      Number of
              Underwriter                                              Shares
              -----------                                             ---------
   Credit Suisse First Boston Corporation............................
   BancBoston Robertson Stephens, Inc................................
   Dain Rauscher Wessels.............................................
                                                                      ---------
     Total........................................................... 3,000,000
                                                                      =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 450,000 additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a concession of $ per share. The underwriters and selling group members may allow a discount of $ per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

   The following table summarizes the compensation and estimated expenses we will pay.

                                    Per Share                        Total
                          ------------------------------ -----------------------------
                              Without          With         Without          With
                          Over- allotment Over-allotment Over-allotment Over-allotment
                          --------------- -------------- -------------- --------------
Underwriting discounts
 and
  commissions paid by
   us...................        $              $              $              $
Expenses payable by us..        $              $              $              $

   The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

   We, our officers and directors and our stockholders have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances pursuant to the exercise of employee stock options outstanding on the date of this prospectus.

   The underwriters have reserved for sale, at the initial public offering price, up to 200,000 shares of common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the others shares.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "IWOV."

   In June 1999, we issued an aggregate of 3,394,719 shares of our Series E Preferred Stock at a per share price of $5.66 in a private placement. These shares of Series E Preferred Stock are convertible into an aggregate of 2,263,136 shares of common stock at $8.49 per share. Credit Suisse First Boston Corporation acted as the placement agent for this private placement, and it received a customary fee for its services. In addition, Merchant Capital, Inc., an affiliate of Credit Suisse First Boston Corporation, purchased 229,682 shares of Series E Preferred Stock. These shares of Series E Preferred Stock are convertible into 153,121 shares of common stock.

   Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price include:

  . the information set forth in this prospectus and otherwise available to the underwriters;

  . the history and the prospects for the industry in which we will compete;

  . the ability of our management;

  . the prospects for our future earnings;

  . the present state of our development and our current financial condition;

  . the general condition of the securities markets at the time of this offering; and

  . the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom the purchase confirmation is received that (i) the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under the securities laws, (ii) where required by law, that the purchaser is purchasing as principal and not as agent, and (iii) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or recission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. This report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Fenwick & West LLP, Palo Alto, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. The underwriters have been represented by Wilson Sonsini Goodrich & Rosati, Palo Alto, California.

                                    EXPERTS

   The financial statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. The registration statement, including exhibits and schedules, may be inspected without charge at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or any part of it may be obtained from that office after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at http://www.sec.gov.

  We intend to provide our stockholders with annual reports containing financial statements audited by an independent public accounting firm and quarterly reports containing unaudited financial data for the first three quarters of each year.

                                INTERWOVEN, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2

Balance Sheet.............................................................. F-3

Statement of Operations.................................................... F-4

Statement of Changes in Stockholders' Deficit.............................. F-5

Statement of Cash Flows.................................................... F-6

Notes to Financial Statements.............................................. F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

  To the Board of Directors and
  Stockholders of Interwoven, Inc.

     In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Interwoven, Inc. (the "Company") at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

  /s/ PricewaterhouseCoopers LLP

  San Jose, California

  July 15, 1999

                                INTERWOVEN, INC.

                                 BALANCE SHEET
               (in thousands, except share and per share amounts)

                                           December 31,               Pro Forma
                                         -----------------  June 30,  June 30,
                                          1997      1998      1999      1999
                                         -------  --------  --------  ---------
                                                                (unaudited)
                ASSETS
Current assets:
  Cash and cash equivalents............  $ 1,019  $  9,022  $ 25,203
  Accounts receivable, net.............      140     2,405     1,885
  Prepaid expenses.....................      --        179       230
  Other current assets.................       37        80       143
                                         -------  --------  --------
   Total current assets................    1,196    11,686    27,461
Property and equipment, net............      188     1,617     1,882
Restricted cash........................      --        605       605
                                         -------  --------  --------
                                         $ 1,384  $ 13,908  $ 29,948
                                         =======  ========  ========

  LIABILITIES, MANDATORILY REDEEMABLE
   CONVERTIBLE PREFERRED STOCK, AND
    STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................  $   213  $    484  $  1,489
  Accrued liabilities..................      169     1,473     1,655
  Debt and leases, current.............       22       258       511
  Deferred revenue, current............       --       627     1,172
                                         -------  --------  --------
   Total current liabilities...........      404     2,842     4,827
  Debt and leases, long-term...........       87     1,257     1,000
  Deferred revenue, long-term..........      --         97       --
                                         -------  --------  --------
                                             491     4,196     5,827
                                         -------  --------  --------
Mandatorily redeemable convertible
 preferred stock 4,942,133, 15,163,093
 and 18,763,092 shares authorized,
 respectively; 4,839,505, 15,060,465
 and 18,455,184 shares issued and
 outstanding, respectively, actual; no
 shares authorized, issued or
 outstanding pro forma.................    4,627    20,464    45,276  $    --
                                         -------  --------  --------  --------
Commitments (Note 4)
Stockholders' Equity (Deficit):
  Preferred stock, $0.001 par value, no
   shares authorized, issued or
   outstanding, actual; 5,000,000
   shares authorized, no shares issued
   or outstanding, pro forma...........      --        --        --        --
  Common Stock, 10,000,000, 16,666,667,
   26,666,667 (unaudited) and
   75,000,000 (unaudited) shares
   authorized, respectively; 2,433,333,
   4,909,232, 6,230,590 (unaudited) and
   18,642,241 (unaudited) shares,
   respectively, issued and
   outstanding.........................        3         5         6        19
  Additional paid-in capital...........     (243)      881     1,707    46,970
  Notes receivable from stockholders...       (3)     (240)     (202)     (202)
  Deferred stock-based compensation....      --     (1,090)   (6,130)   (6,130)
  Accumulated deficit..................   (3,491)  (10,308)  (16,536)  (16,536)
                                         -------  --------  --------  --------
   Total stockholders' equity
    (deficit)..........................   (3,734)  (10,752)  (21,155) $ 24,121
                                         -------  --------  --------  ========
                                         $ 1,384  $ 13,908  $ 29,948
                                         =======  ========  ========

                See accompanying notes to financial statements.

                                INTERWOVEN, INC.

                            STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                    Year Ended December      Six Months Ended
                                            31,                  June 30,
                                   ------------------------  -----------------
                                    1996    1997     1998     1998      1999
                                   ------  -------  -------  -------  --------
                                                               (unaudited)
Revenues:
  License........................  $  --   $    84  $ 3,176  $   624  $  3,258
  Services.......................     --        84      827      262     1,746
                                   ------  -------  -------  -------  --------
    Total revenues...............     --       168    4,003      886     5,004
Cost of revenues:
  License........................     --       --        59      --        119
  Services.......................     --        95    1,274      350     1,429
                                   ------  -------  -------  -------  --------
    Total cost of revenues.......     --        95    1,333      350     1,548
Gross profit.....................     --        73    2,670      536     3,456
Operating expenses:
  Research and development.......     328      884    1,797      735     1,701
  Sales and marketing............     101    1,519    4,817    1,357     5,225
  General and administrative.....      91      530    1,739      572     1,244
  Amortization of deferred stock-
   based compensation............     --       --       812      347     1,668
                                   ------  -------  -------  -------  --------
    Total expenses...............     520    2,933    9,165    3,011     9,838
Loss from operations.............    (520)  (2,860)  (6,495)  (2,475)   (6,382)
Interest income (expense), net...      10      (88)     151       57       154
                                   ------  -------  -------  -------  --------
Net loss.........................  $ (510) $(2,948) $(6,344) $(2,418) $ (6,228)
Accretion of mandatorily
 redeemable convertible preferred
 stock to redemption value.......     --      (261)  (1,165)    (583)   (6,350)
                                   ------  -------  -------  -------  --------
Net loss attributable to common
 stockholders....................  $ (510) $(3,209) $(7,509) $(3,001) $(12,578)
                                   ======  =======  =======  =======  ========
Basic and diluted net loss per
 share...........................  $(0.22) $ (1.36) $ (2.85) $ (1.25) $  (3.66)
                                   ======  =======  =======  =======  ========
Shares used in computing basic
 and diluted net loss per share..   2,282    2,356    2,633    2,404     3,435
                                   ======  =======  =======  =======  ========
Pro forma basic and diluted net
 loss per share..................                   $ (0.74)          $  (0.44)
                                                    =======           ========
Shares used in computing pro
 forma basic and diluted net loss
 per share.......................                     8,530             14,000
                                                    =======           ========


                See accompanying notes to financial statements.

                                INTERWOVEN, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT
                                 (in thousands)

                                                        Note
                          Common Stock   Additional  Receivable    Deferred
                          --------------  Paid-In       from     Stock-Based  Accumulated
                          Shares  Amount  Capital   Stockholders Compensation   Deficit    Total
                          ------  ------ ---------- ------------ ------------ ----------- --------
Balance at December 31,
 1995...................  1,933    $ 2     $   13      $ --        $   --      $    (33)  $    (18)
Issuance of Common Stock
 for cash...............    200     --          3        --            --           --           3
Issuance of Common Stock
 for notes receivable...    233     --          3         (3)          --           --         --
Net loss................    --      --        --         --            --          (510)      (510)
                          -----    ---     ------      -----       -------     --------   --------
Balance at December 31,
 1996...................  2,366      2         19         (3)          --          (543)      (525)
Repurchase of Common
 Stock..................    (33)    --         (5)       --            --           --          (5)
Issuance of Common Stock
 on exercise of stock
 options................    100      1          4        --            --           --           5
Accretion of mandatorily
 redeemable convertible
 preferred stock........    --      --       (261)       --            --           --        (261)
Net loss................    --      --        --         --            --        (2,948)    (2,948)
                          -----    ---     ------      -----       -------     --------   --------
Balance at December 31,
 1997...................  2,433      3       (243)        (3)          --        (3,491)    (3,734)
Issuance of Common Stock
 for notes receivable...  1,333      1        239       (240)          --           --         --
Note repayment..........    --      --        --           3           --           --           3
Repurchase shares of
 Series A mandatorily
 redeemable convertible
 preferred stock........    --      --        --         --            --          (473)      (473)
Accretion of mandatorily
 redeemable convertible
 preferred stock........    --      --     (1,165)       --            --           --      (1,165)
Issuance of Common Stock
 on exercise of stock
 options................  1,143      1        148        --            --           --         149
Deferred stock-based
 compensation...........    --      --      1,902        --         (1,902)         --         --
Amortization of stock-
 based compensation.....    --      --        --         --            812          --         812
Net loss................    --      --        --         --            --        (6,344)    (6,344)
                          -----    ---     ------      -----       -------     --------   --------
Balance at December 31,
 1998...................  4,909    $ 5     $  881      $(240)      $(1,090)    $(10,308)  $(10,752)
                          =====    ===     ======      =====       =======     ========   ========
Issuance of Common Stock
 for services ..........      9     --         27        --            --           --          27
Issuance of Common Stock
 for
 notes receivable ......    517     --        202       (202)          --           --         --
Repurchase of Common
 Stock .................    (63)    --         (5)       --            --           --          (5)
Note repayment..........    --      --        --         240           --           --         240
Accretion of mandatorily
 redeemable convertible
 preferred stock........    --      --     (6,350)       --            --           --      (6,350)
Issuance of Common Stock
 on exercise of stock
 options ...............    859      1        244        --            --           --         245
Deferred stock-based
 compensation...........    --      --      6,708        --         (6,708)         --         --
Amortization of stock-
 based compensation ....    --      --        --         --          1,668          --       1,668
Net loss................    --      --        --         --            --        (6,228)    (6,228)
                          -----    ---     ------      -----       -------     --------   --------
Balance at June 30, 1999
 (unaudited)............  6,231    $ 6     $1,707      $(202)      $(6,130)    $(16,536)  $(21,155)
                          =====    ===     ======      =====       =======     ========   ========

                See accompanying notes to financial statements.

                                INTERWOVEN, INC.

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                Six Months
                                  Year Ended December 31,     Ended June 30,
                                  --------------------------  ----------------
                                   1996     1997      1998     1998     1999
                                  ------- --------  --------  -------  -------
                                                                (unaudited)
Cash flows used in operating
 activities:
 Net loss........................ $ (510) $ (2,948) $ (6,344) $(2,418) $(6,228)
 Adjustments to reconcile net
  loss to net cash used in
  operating activities:
 Depreciation and amortization...     17        56       294       87      296
 Amortization of deferred stock-
  based compensation.............    --        --        812      347    1,668
 Issuance of common stock for
  services.......................    --        --        --       --        27
 Non-cash interest expense.......      7       135       --       --       --
 Provisions for doubtful
  accounts.......................    --        --        270      --        18
 Changes in assets and
  liabilities:
  Accounts receivable............    --       (140)   (2,535)    (435)     502
  Prepaid expenses and other
   assets........................     (1)      (30)     (222)     (31)    (114)
  Restricted cash................    --        --       (605)     --       --
  Accounts payable...............    116        96       271      583    1,005
  Accrued liabilities............     48       121     1,304      115      182
  Deferred revenue...............    --        --        724      169      448
                                  ------  --------  --------  -------  -------
   Net cash used in operating
    activities...................   (323)   (2,710)   (6,031)  (1,583)  (2,196)
                                  ------  --------  --------  -------  -------
Cash flows used in investing
 activities:
 Purchase of property and
  equipment......................    (64)     (138)   (1,723)  (1,258)    (561)
                                  ------  --------  --------  -------  -------
Cash flows from financing
 activities:
 Proceeds from (repurchases of)
  Series A Preferred Stock, net..    309       --       (632)    (632)     --
 Proceeds from Series B Preferred
  Stock, net.....................    --      3,415       --       --       --
 Proceeds from Series C Preferred
  Stock, net.....................    --        --      7,887    6,712      --
 Proceeds from Series D Preferred
  Stock, net.....................    --        --      6,944      --       --
 Proceeds from Series E Preferred
  Stock, net.....................    --        --        --       --    18,462
 Proceeds from issuance of Common
  Stock..........................      3       --        --       --       --
 Proceeds from exercise of stock
  options........................    --          5       149      123      245
 Proceeds from notes payable, net
  of discount....................     75       375       --       --       --
 Repayment (issuance) of
  stockholders loans.............     10       (11)        3      --       240
 Proceeds from bank borrowings...    --         76     1,500      --       --
 Repurchase of Common Stock......    --         (5)      --       --        (5)
 Principal payments of debt and
  leases.........................    --         (5)      (94)      (3)      (4)
                                  ------  --------  --------  -------  -------
   Net cash provided by financing
    activities...................    397     3,850    15,757    6,200   18,938
                                  ------  --------  --------  -------  -------
Net increase in cash and cash
 equivalents.....................     10     1,002     8,003    3,359   16,181
Cash and cash equivalents at
 beginning of period.............      7        17     1,019    1,019    9,022
                                  ------  --------  --------  -------  -------
Cash and cash equivalents at end
 of period....................... $   17  $  1,019  $  9,022  $ 4,378  $25,203
                                  ======  ========  ========  =======  =======
Supplemental cash flow
 disclosures:
 Cash paid for interest.......... $  --   $    --   $     41  $     9  $    64
                                  ======  ========  ========  =======  =======
Supplemental non-cash investing
 and finance activities:
 Property and equipment leases... $  --   $     38  $    --   $   --   $   --
                                  ======  ========  ========  =======  =======
 Issuance of Series A Preferred
  Stock upon conversion of
  stockholder loans.............. $   50  $    --   $    --   $   --   $   --
                                  ======  ========  ========  =======  =======
 Common Stock issued for notes
  receivable..................... $    3  $    --   $    240  $   240  $   202
                                  ======  ========  ========  =======  =======
 Common Stock issued for
  services....................... $  --   $    --   $    --   $   --   $    27
                                  ======  ========  ========  =======  =======
 Series B Preferred Stock issued
  upon conversion of convertible
  notes payable and accrued
  interest....................... $  --   $    460  $    --   $   --   $   --
                                  ======  ========  ========  =======  =======
 Issuance of warrants to purchase
  Series B Preferred Stock....... $  --   $    106  $    --   $   --   $   --
                                  ======  ========  ========  =======  =======

                See accompanying notes to financial statements.

                                INTERWOVEN, INC.

                         NOTES TO FINANCIAL STATEMENTS
             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 The Company

   Interwoven, Inc. (the "Company") is a leading provider of software products and services that help businesses and other organizations manage the information that makes up the content of their web sites. In the Internet industry this is often referred to as "web content management." Our flagship software product, TeamSite, is designed to help customers develop, maintain and extend large web sites that are essential to their businesses.

 Reincorporation

   In June 1999, the Company's Board of Directors authorized the reincorporation of the Company in the State of Delaware. As a result of the reincorporation, the Company is authorized to issue 75,000,000 shares of $0.001 par value Common Stock and 5,000,000 shares of $0.001 par value Preferred Stock. The Board of Directors has the authority to issue undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Share and per share information for each of the periods presented has been retroactively adjusted to reflect the reincorporation.

 Unaudited interim results

   The accompanying interim financial statements as of June 30, 1999 and for the six months ended June 30, 1998 and 1999 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows for the six months ended June 30, 1998 and 1999. The financial data and other information disclosed in these notes to financial statements related to these periods are unaudited. The results for the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the year ending December 31, 1999.

 Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 Revenue recognition

   In October 1997 and March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 97-2, "Software Revenue Recognition" ("SOP No. 97-2") and Statement of Position No. 98-4, "Deferral of the Effective Date of a Provision of SOP No. 97-2" ("SOP No. 98-4"). SOP 98-4 defers for one year the application of certain provisions of SOP 97-2. In December 1998, the AICPA issued Statement of Position No. 98-9, "Modification of SOP No. 97-2 with Respect to Certain Transactions" ("SOP No. 98-9"), which is effective for transactions entered into beginning April 1, 1999. SOP 98-9 extends the effective date of SOP 98-4 and provides additional interpretive guidance. The adoption of SOP 97-2, SOP 98-4 and SOP 98-9 have not had and are not expected to have a material impact on the Company's results of operations, financial position or cash flows.

   The Company's revenues are derived from licenses of its software products and from services the Company provides to its customers. Revenues are recognized for the various contract elements based upon vendor-specific objective evidence of fair value of each element.

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


   License revenues from resellers and end users are recognized when persuasive evidence of an agreement exists, the product has been delivered, no significant post-delivery obligations remain, the license fee is fixed or determinable and collection of the fee is probable. The Company does not offer product return rights to resellers or end users.

   Services revenues consist of professional services and maintenance fees. Professional services primarily consists of software installation and integration, business process consulting and training. Professional services are billed on a time and materials basis and revenues are recognized as the services are performed. Maintenance agreements are typically priced based on a percentage of the product license fee and have a one-year term, renewable annually. Services provided to customers under maintenance agreements include technical product support and unspecified product upgrades. Deferred revenues from advanced payments for maintenance agreements are recognized ratably over the term of the agreement, which is typically one year.

 Cash and cash equivalents

   The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash equivalents consist principally of money-market accounts that are stated at historical cost, which approximates fair value.

 Concentration of credit risk

   Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Company limits its exposure to credit loss by placing its cash and cash equivalents with a major financial institution. The Company's accounts receivable are derived from revenues earned from customers located in the U.S. and are denominated in U.S. dollars. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

   The following table summarizes the revenues from customers in excess of 10% of the total revenues.

                                                                 Six Months
                                                Year ended          Ended
                                               December 31,       June 30,
                                               ---------------   -------------
                                                1997     1998    1998    1999
                                               ------   ------   -----   -----
                                                                 (unaudited)
   Company A..................................     20%      --%     --%     --%
   Company B..................................     20%      --%     --%     --%
   Company C..................................     18%      --%     13%     --%
   Company D..................................     11%      --%     --%     --%
   Company E..................................     10%      --%     --%     --%
   Company F..................................     --%      13%     --%     --%
   Company G..................................     --%      --%     17%     --%
   Company H..................................     --%      --%     14%     --%

   At December 31, 1997, Company A, B and C accounted for 25%, 22% and 21% of total accounts receivable, respectively. At December 31, 1998, Company F accounted for 10% of total accounts receivable. At June 30, 1999 (unaudited) no customer accounted for 10% of total accounts receivable.

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


 Fair value of instruments

   The Company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable, are carried at cost, which approximate fair value due to the short-term maturity of these instruments. Debt and capital lease obligations are carried at cost, which approximates fair value due to the proximity of the implicit rates of these financial instruments and the prevailing market rates for similar instruments.

 Software development costs

   Software development costs incurred in the research and development of new products and enhancements to existing products are charged to expense as incurred. Software development costs are capitalized after technological feasibility has been established. The period between achievement of technological feasibility, which the Company defines as the establishment of a working model, until the general availability of such software to customers, has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs since its inception.

 Capitalization of internal-use software costs

   In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use". SOP 98-1 is effective for financial statements for years beginning after December 15, 1998 and provides guidance for the accounting of computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company adopted the provisions of SOP 98-1 in its fiscal year beginning January 1, 1999.

 Property and equipment

   Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the useful lives of the assets, generally five years or less, or the shorter of the lease term or the estimated useful lives of the assets, if applicable.

 Impairment of long-lived assets

   The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributed to such assets.

 Stock-based compensation

   The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB 25, compensation expense is based on the difference, if any, on the date of grant

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited

between fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus on Issue No. 96-18.

 Income taxes

   Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

 Net loss per share

   The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share" and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net loss per share is computed by dividing the net loss attributed to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period excluding shares of Common Stock subject to repurchase. Such shares of Common Stock subject to repurchase aggregated 73,333, 1,737,435, 1,527,472 (unaudited), and 1,997,580 (unaudited) as of December 31, 1997 and 1998 and June 30, 1998 and 1999, respectively.

   The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                       Year Ended December       Six Months
                                               31,             Ended June 30,
                                       ----------------------  ---------------
                                        1996    1997    1998    1998    1999
                                       ------  ------  ------  ------  -------
                                                                (unaudited)
   Numerator:
     Net loss attributable to common
      stockholders...................    (510) (3,209) (7,509) (3,001) (12,578)
   Denominator:
     Weighted average shares.........   2,282   2,405   3,949   3,360    5,549
     Weighted average unvested shares
      of Common Stock subject to
      repurchase.....................      --     (49) (1,316)   (956)  (2,114)
                                       ------  ------  ------  ------  -------
     Denominator for basic and
      diluted calculation............   2,282   2,356   2,633   2,404    3,435
   Net loss per share:
     Basic and diluted...............  ($0.22) ($1.36) ($2.85) ($1.25) ($ 3.66)
                                       ======  ======  ======  ======  =======

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


   The following table sets forth potential shares of Common Stock that are not included in the diluted net loss per share calculation above because to do so would be anti-dilutive for the periods indicated (in thousands):

                                                                    Six Months
                                                    Year Ended      Ended June
                                                   December 31,        30,
                                                 ----------------- ------------
                                                 1996  1997  1998  1998   1999
                                                 ----- ----- ----- ----- ------
                                                                   (unaudited)
Weighted average effect of Common Stock
 equivalents....................................
  Series A Preferred Stock......................   796 1,200   878 1,010    747
  Series B Preferred Stock......................    -- 1,235 2,107 2,079  2,135
  Series C Preferred Stock......................    --    -- 3,092 2,023  4,773
  Series D Preferred Stock......................    --    --   359    --  2,494
  Series E Preferred Stock......................    --    --    --    --    344
  Warrants to purchase mandatorily redeemable
   convertible preferred stock..................     1    66    71    70     72
  Shares of Common Stock subject to repurchase..    --    49 1,316   956  2,114
  Common Stock options..........................   250 1,480 1,870 2,148  1,074
                                                 ----- ----- ----- ----- ------
                                                 1,047 4,030 9,693 8,286 13,753
                                                 ===== ===== ===== ===== ======

 Pro forma net loss per share (unaudited)

   Pro forma net loss per share is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the exercise of warrants to purchase Series B Preferred Stock and automatic conversion of the Company's Series A, B, C, D and E Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred at the beginning of the period, or at the date of issuance, if later. The resulting pro forma adjustment for the year ended December 31, 1998 and the six months ended June 30, 1999 includes (i) an increase in the weighted average shares used to compute the basic net loss per share of 5,896,280 and 10,564,993 (unaudited), respectively, and (ii) a decrease in the net loss attributable to common stockholders for the accretion of mandatorily redeemable convertible preferred stock of $1,165,000 and $6,350,000 (unaudited), respectively. The calculation of diluted net loss per share excludes potential shares of Common Stock as their effect would be antidilutive. Pro forma potential Common Stock consists of Common Stock subject to repurchase rights and incremental shares of Common Stock issuable upon the exercise of stock options.

 Pro forma stockholders' equity (unaudited)

   Effective upon the closing of the Company's initial public offering, the outstanding shares of Series A, B, C, D and E Preferred Stock will automatically convert into 746,664, 2,134,548, 4,773,161, 2,494,142, and
2,263,136 shares of Common Stock, respectively. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma balance sheet at June 30, 1999.

 Comprehensive income

   Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited

assets) during a period from non-owner sources. As of December 31, 1998 and June 30, 1999, the Company had not had any transactions that are required to be reported in comprehensive income.

 Segment information

   Effective January 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." The Company identifies its operating segment based on business activities, management responsibility and geographic location. During all periods presented, the Company operated in a single business segment.

 Reclassifications

   Certain reclassifications have been made to the prior year financial statements to conform to the current period presentation.

NOTE 2--BALANCE SHEET COMPONENTS (in thousands):

                                                         December
                                                            31,
                                                        -----------   June 30,
                                                        1997  1998      1999
                                                        ---- ------  -----------
                                                                     (unaudited)
   Accounts receivable, net:
     Accounts receivable............................... $140 $2,675    $2,173
     Less: Allowance for doubtful accounts.............  --    (270)     (288)
                                                        ---- ------    ------
                                                        $140 $2,405    $1,885
                                                        ==== ======    ======

   There were no write-offs against the allowance for doubtful accounts in the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1999 (unaudited).

                                                      December
                                                         31,
                                                     ------------   June 30,
                                                     1997   1998      1999
                                                     ----  ------  -----------
                                                                   (unaudited)
   Property and equipment, net:
     Computer equipment and purchased software...... $254  $  952    $1,505
     Furniture and fixtures.........................   10     586       590
     Leasehold improvements.........................  --      449       453
                                                     ----  ------    ------
                                                      264   1,987     2,548
     Less: Accumulated depreciation and
      amortization..................................  (76)   (370)     (666)
                                                     ----  ------    ------
                                                     $188  $1,617    $1,882
                                                     ====  ======    ======

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


   Property and equipment includes $38,000, $23,000 and $23,000 (unaudited) of fixed assets under capital leases at December 31, 1997 and 1998 and June 30, 1999, respectively. Accumulated depreciation of such assets was $7,000, $8,000 and $12,000 (unaudited) at December 31, 1997 and 1998 and June 30, 1999, respectively.

                                                          December
                                                             31,
                                                         -----------  June 30,
                                                         1997  1998     1999
                                                         ---- ------ -----------
                                                                     (unaudited)
   Accrued liabilities:
     Payroll and related expenses....................... $ 59 $1,247   $1,063
     Other..............................................  110    226      592
                                                         ---- ------   ------
                                                         $169 $1,473   $1,655
                                                         ==== ======   ======

NOTE 3--DEBT:

   In June 1999, the Company amended a financing agreement (the "Financing Agreement") originally entered into in June 1998, whereby the bank will loan up to 80% of eligible accounts receivable up to a maximum of $3,000,000 (unaudited) for working capital purposes. Working capital advances accrue interest at the bank's prime rate and are payable monthly with principal due one year subsequent to the date of any advance. The Financing Agreement provides for additional borrowings of up to $1,500,000 to finance equipment purchases. Advances for equipment purchases accrue interest at the bank's prime rate plus .25% and advances are payable monthly for one year subsequent to the date of any advance. Thereafter, the outstanding balance will be due in 36 monthly installments. The Agreement requires the Company to comply with certain financial covenants. The Company was in compliance with all covenants at December 31, 1998 and for the six months ended June 30, 1999 (unaudited).

   Future minimum principal payments under the Financing Agreement are as follows (in thousands):

   Year Ending December 31,
     1999................................................................ $  250
     2000................................................................    500
     2001................................................................    500
     2002................................................................    250
                                                                          ------
                                                                          $1,500
                                                                          ======

   In January 1997, the Company issued $375,000 of convertible promissory notes payable. The notes bore interest at 6% per year. In connection with the issuance of the notes, the Company issued to the note holders warrants to purchase 82,219 shares of Series B Preferred Stock at $1.29 per share. The warrants expire at the earlier of November 2001 or upon an initial public offering of the Company's Common Stock. The Company recorded a $94,000 discount to the notes for the value of the warrants, which was recognized in 1997 as additional interest expense.

   In May 1997, the principal amounts and accrued interest outstanding for the notes were converted into 357,182 shares of Series B Preferred Stock (see Note
6).

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


NOTE 4--COMMITMENTS:

   The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through May 2003. Rent expense for the year ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999 totaled $52,000, $557,000, $96,000 (unaudited) and $325,000
(unaudited), respectively.

   Future minimum lease payments under noncancelable operating and capital leases, as of December 31, 1998, are as follows (in thousands):

                                                    Capital Operating Sublease
                                                    Leases   Leases    Income
                                                    ------- --------- --------
   Year Ending December 31,
     1999..........................................   $10    $  938     $356
     2000..........................................     7       951      211
     2001..........................................    --       979       --
     2002..........................................    --     1,009       --
     2003..........................................    --       426       --
                                                      ---    ------     ----
     Total minimum lease payments and sublease
      income.......................................    17    $4,303     $567
                                                      ===    ======     ====
     Less: Amount representing interest............     2
                                                      ---
     Present value of capital lease obligations....   $15
                                                      ===

 Restricted cash

   During fiscal 1998, $605,000 of cash was pledged as collateral on an outstanding letter of credit relating to the building lease agreement and is classified as restricted cash on the balance sheet. The restricted cash will be reduced by $226,875 on the 31st month after the signing of the agreement provided no event of default has occurred. The Company was in compliance with all such covenants at December 31, 1998 and June 30, 1999 (unaudited).

NOTE 5--INCOME TAXES:

   At December 31, 1998, the Company had approximately $7,181,000 of federal and $1,178,000 of state net operating tax loss carryforwards available to reduce future taxable income which expire in 2015 and 2010 for federal and state tax purposes, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


   Deferred tax assets consist of the following (in thousands):

                                                    December 31,
                                                   ----------------   June 30,
                                                    1997     1998       1999
                                                   -------  -------  -----------
                                                                     (unaudited)
   Deferred tax assets:
     Net operating loss carryforwards............. $ 1,105  $ 2,882    $ 4,250
     Accruals and reserves........................      61      235        250
     Research credits.............................      40      120        150
     Depreciation.................................      60      128        150
                                                   -------  -------    -------
                                                     1,266    3,365      4,800
   Valuation allowance............................  (1,266)  (3,365)    (4,800)
                                                   -------  -------    -------
   Net deferred tax assets........................ $   --   $   --     $    --
                                                   =======  =======    =======

   For financial reporting purposes, the Company has incurred a loss in each year since its inception. Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company has provided for a full valuation allowance against its net deferred tax assets at December 31, 1997 and 1998 and June 30, 1999 (unaudited).

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

   At December 31, 1998, mandatorily redeemable convertible preferred stock consists of the following (in thousands):

                                          Shares
                                  ---------------------- Liquidation Redemption
   Series                         Authorized Outstanding   Amount      Amount
   ------                         ---------- ----------- ----------- ----------
   Series A Preferred Stock......    1,120      1,120      $   224    $   626
   Series B Preferred Stock......    3,142      3,040        3,909      4,756
   Series C Preferred Stock......    7,160      7,160        7,726      7,989
   Series D Preferred Stock......    3,741      3,741        7,000      7,093
                                    ------     ------      -------    -------
                                    15,163     15,061      $18,859    $20,464
                                    ======     ======      =======    =======

   At June 30, 1999 (unaudited), mandatorily redeemable convertible preferred stock consists of the following (in thousands):

                                          Shares
                                  ---------------------- Liquidation Redemption
   Series                         Authorized Outstanding   Amount      Amount
   ------                         ---------- ----------- ----------- ----------
   Series A Preferred Stock......    1,120      1,120      $   224    $ 1,095
   Series B Preferred Stock......    3,142      3,040        3,909      6,072
   Series C Preferred Stock......    7,160      7,160        7,726     10,987
   Series D Preferred Stock......    3,741      3,741        7,000      8,660
   Series E Preferred Stock......    3,600      3,395       19,214     18,462
                                    ------     ------      -------    -------
                                    18,763     18,456      $38,073    $45,276
                                    ======     ======      =======    =======

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


   The holders of Series A, B, C, and D Preferred Stock have certain rights and privileges as follows:

 Warrants

   The Company issued warrants to purchase 20,409, 82,219 and 5,480 in 1996, 1997 and 1998, respectively, shares of Series B Preferred Stock at $1.29 per share to the holders of the warrants. The warrants expire at the earlier of November 2001 or upon an initial public offering of the Company's Common Stock.

 Voting

   Each share of Series A, B, C, and D Preferred Stock has voting rights equivalent to Common Stock on an "as if" converted basis.

 Dividends

   Holders of Series A, B, C and D Preferred Stock are entitled to receive non-cumulative annual dividends of $0.01, $0.10, $0.09 and $0.15 per share, respectively, when and if declared by the Company's Board of Directors. Dividends on the Series A, B, C and D Preferred Stock shall be payable in preference and prior to any payment of any dividend on the Common Stock. The holders of the Series A, B, C and D will also be entitled to participate in dividends on the Common Stock, when and if declared by the Board of Directors, on an as-converted to Common Stock basis. No dividends have been declared from inception through December 31, 1998.

 Liquidation

   In the event of any liquidation, dissolution, winding up or merger where less than 50% of the voting power is maintained by the Company, the holders of the Series A, B, C, and D Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Common Stock, an amount equal to $0.20, $1.29, $1.08 and $1.87 per share, respectively, plus any declared but unpaid dividends. Any amounts remaining after such distribution shall be distributed among the holders of Series B, C and D Preferred Stock, and Common Stock on an "as if" converted basis until the holders of Series B, C and D Preferred Stock have received an aggregate liquidation payment of $2.57, $2.16 and $2.81, thereafter any remaining amounts shall be distributed among the holders of Common Stock.

 Redemption

   Upon the request of holders of at least 50% of the outstanding shares of Series A, B, C or D Preferred Stock, the shares of all of the preferred stock may be redeemed in four equal installments beginning in May 2002. The redemption price for Series A, B, C and D Preferred Stock will be the greater of the original issuance price for Series A, B, C and D Preferred Stock, $0.20, $1.29, $1.08 and $1.87 per share, respectively, plus any undeclared and unpaid dividends and an amount equal to that amount which would result in the holder of such shares realizing an 8% annually compounded return on the purchase price or the fair market value of Series A, B, C and D Preferred Stock on the first redemption date.

 Conversion

   Each share of Series A, C, and D Preferred Stock is convertible at the option of the holder into two-thirds of a share of Common Stock at any time, subject to adjustment for antidilution. Each share of Series B

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited

Preferred Stock is convertible at the option of the holders into .7022705 of a share of Common Stock at any time, subject to adjustment for antidilution. Each share of Series A, B, C and D Preferred Stock will be automatically converted upon an initial public offering of the Company's Common Stock with aggregate proceeds in excess of $20,000,000 and a price per share of not less than $5.79. The Company has reserved sufficient shares of Common Stock for issuance upon conversion of the Series A, B, C and D Preferred Stock.

 Series E Preferred Stock

   Each share of Series E Preferred Stock has voting rights equivalent to Common Stock on an "as if" converted basis. Holders of Series E Preferred Stock are entitled to receive non-cumulative annual dividends of $0.45 per share, when and if declared by the Company's Board of Directors. Dividends on the Preferred Stock shall be payable in preference and prior to any payment of any dividend on the Common Stock. The holders of the Series E Preferred Stock will also be entitled to participate in dividends on the Common Stock, when and if declared by the Board of Directors, based on the number of shares of Common Stock held on an as-converted basis. No dividends have been declared from inception through June 30, 1999 (unaudited).

   In the event of any liquidation, dissolution, winding up or merger where less than 50% of the voting power is maintained by the Company, the holders of the Series E Preferred Stock shall be entitled to receive, prior and in preference to any distribution to the holders of the Common Stock, an amount equal to $5.66 per share, respectively, plus any declared but unpaid dividends. Any amounts remaining after such distribution shall be distributed among the holders of Series E Preferred Stock, and Common Stock on an "as if" converted basis until the holders of Series E have received an aggregate liquidation payment of $8.49, thereafter any remaining amounts shall be distributed among the holders of Common Stock (unaudited).

   Upon the request of holders of at least 50% of the outstanding shares of Series E Preferred Stock, the shares of all of the preferred stock may be redeemed in four equal installments beginning in May 2002. The redemption price for Series E Preferred Stock will be the greater of the original issuance price for Series E Preferred Stock, $5.66 per share, respectively, plus any undeclared and unpaid dividends and an amount equal to that amount which would result in the holder of such shares realizing an 8% annually compounded return on the purchase price or the fair market value of Series E Preferred Stock on the first redemption date (unaudited).

   Each share of Series E Preferred Stock is convertible at the option of the holder into two-thirds of a share of Common Stock at any time, subject to adjustment for antidilution. Each share of Series E Preferred Stock will be automatically converted upon an initial public offering of the Company's Common Stock with aggregate proceeds in excess of $20,000,000 and a price per share of not less than $8.49. The Company has reserved sufficient shares of Common Stock for issuance upon conversion of the Series E Preferred Stock (unaudited).

NOTE 7--COMMON STOCK:

   In March 1995, the Company issued 1,933,333 shares of Common Stock to its founder in exchange for $14,500 in total consideration. Additionally, in March 1996, the Company issued 233,333 shares of Common Stock to an employee in consideration of a $3,500 promissory note. In addition, the Company issued a further 200,000 shares of Common Stock in consideration of $3,000 in cash. Under the terms of the stock purchase agreements, the Company has the right to repurchase up to 2,166,667 shares of such Common Stock at the original issue price upon termination. The repurchase rights expired as to 25% of such Common Stock in January 1997 and the remainder expire ratably over a 36 month period thereafter with 586,667 and 315,972 (unaudited) shares of Common Stock subject to repurchase at December 31, 1998 and June 30, 1999.

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


   The Company had reserved shares of Common Stock for issuance as follows (in thousands):

                                                                        As of
                                                                      June 30,
                                                                        1999
                                                                     -----------
                                                                     (unaudited)
   Mandatorily redeemable convertible preferred stock:
     Series A Preferred Stock.......................................      747
     Series B Preferred Stock.......................................    2,135
     Series C Preferred Stock.......................................    4,773
     Series D Preferred Stock.......................................    2,494
     Series E Preferred Stock.......................................    2,263
   Exercise of options under stock option plans.....................      945
                                                                       ------
                                                                       13,357
                                                                       ======

 Notes receivable from stockholders

   In March 1998, the Company issued 1,333,333 shares of Common Stock to an officer of the Company in exchange for a $240,000 note receivable. The note bore interest at 6% per year. The note was secured by the underlying stock and is classified as a note receivable from stockholder in the accompanying balance sheet at December 31, 1998. Under the terms of the agreement, the Company has the right to repurchase all of the shares of such stock at the original issue price upon termination. The repurchase rights expire ratably over a 48 month period with 1,055,555 and 888,889 (unaudited) shares of Common Stock subject to repurchase at December 31, 1998 and June 30, 1999, respectively. In June 1999, the note was paid.

   In April 1999 the Company issued a total 516,667 shares of Common Stock to two officers of the Company in exchange for notes receivable totalling $201,500 (unaudited). The notes bear interest at 6% per year and are due upon the earlier of (i) an acquisition, (ii) an initial public offering, (iii) the employee's termination or (iv) five years. The notes are secured by the underlying stock and are classified as notes receivable from stockholders in the accompanying balance sheet at June 30, 1999. Under the terms of the agreement, the Company has the right to repurchase all of the shares of such stock at the original issue price upon termination. The repurchase rights will expire as to 25% of such Common Stock in April 2000, and the remainder will expire ratably over a 36 month period thereafter with 516,667 (unaudited) shares of Common Stock subject to repurchase at June 30, 1999.

NOTE 8--EMPLOYEE STOCK OPTION PLAN:

   In August 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan") and in March 1998 it adopted the 1998 Stock Option Plan (the "1998 Plan") (collectively, the "Plans"). The Plans provide for grants of stock options to employees and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to employees (including officers and directors who are also employees) of the Company. Nonqualified stock options may be granted to employees and consultants of the Company.

   Options under the Plans may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO shall not be less than 100% of the estimated fair value of the

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited

shares on the date of grant and (ii) the exercise price of an ISO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant and are for periods not to exceed five years. Options are immediately exercisable but are subject to repurchase by the Company at the original exercise price. The repurchase feature generally expires for 25% of the shares after the first year of service and then expires ratably over the next 36 months.

   The following table summarizes the activity under the Plans for the years ended December 31, 1997, 1998 and the six months ended June 30, 1999 (shares in thousands):

                                 Year Ended December 31,         Six months
                             --------------------------------- ended June 30,
                                  1997             1998             1999
                             ---------------- ---------------- ----------------
                                     Weighted         Weighted         Weighted
                                     Average          Average          Average
                                     Exercise         Exercise         Exercise
                             Shares   Price   Shares   Price   Shares   Price
                             ------  -------- ------  -------- ------  --------
                                                                 (unaudited)
   Outstanding at beginning
    of period..............    487    $0.03    1,276   $0.11     622    $0.17
   Granted.................  1,074     0.14      824    0.21   1,333     1.09
   Canceled................   (185)    0.09     (334)   0.18    (151)    0.18
   Exercised...............   (100)    0.05   (1,144)   0.13    (859)    0.32
                             -----            ------           -----
   Outstanding at end of
    period.................  1,276     0.11      622    0.17     945     1.33
                             -----            ------           -----
   Options exercisable at
    end of period..........  1,276               622             945
                             -----            ------           -----
   Weighted average fair
    value of options
    granted during the
    period.................           $0.03            $0.05            $0.21
                                      =====            =====            =====

   The followings table summarizes information about stock options outstanding and exercisable at December 31, 1998 (shares in thousands):

                 Options Outstanding at December        Options Exercisable
                             31, 1998                  at December 31, 1998
                -------------------------------------  -----------------------
                               Weighted
                                Average
                               Remaining    Weighted                 Weighted
    Range of                  Contractual   Average                  Average
    Exercise      Number         Life       Exercise     Number      Exercise
     Prices     Outstanding     (Years)      Price     Exercisable    Price
    --------    -----------   -----------   --------   -----------   --------
   $0.03-0.09       206           8.0        $0.07         206        $0.07
    0.15-0.21       362           9.4         0.19         362         0.19
      0.39           54           9.9         0.39          54         0.39
                    ---                                    ---
                    622           9.0         0.17         622         0.17
                    ===                                    ===

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


   The followings table summarizes information about stock options outstanding and exercisable at June 30, 1999 (unaudited) (shares in thousands):

                 Options Outstanding at June 30,        Options Exercisable
                               1999                      at June 30, 1999
                -------------------------------------  -----------------------
                               Weighted
                                Average
                               Remaining    Weighted                 Weighted
    Range of                  Contractual   Average                  Average
    Exercise      Number         Life       Exercise     Number      Exercise
     Prices     Outstanding     (Years)      Price     Exercisable    Price
    --------    -----------   -----------   --------   -----------   --------
   $0.15-0.21       144           8.9        $0.19         144        $0.19
    0.39-1.20       341           9.7         0.72         341         0.72
    1.65-2.25       460          10.0         2.14         460         2.14
                    ---                                    ---
                    945           9.7         1.33         945         1.33
                    ===                                    ===

 Fair value disclosures

   The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option-pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                                    Year Ended       Six Months
                                                   December 31,         Ended
                                                   ---------------    June 30,
                                                    1997     1998       1999
                                                   ------   ------   -----------
                                                                     (unaudited)
   Risk-free interest rates.......................    6.5%     6.5%      5.5%
   Expected lives (in years)......................    4.0      4.0       4.0
   Dividend yield.................................    0.0      0.0       0.0
   Expected volatility............................    0.0      0.0       0.0

   The compensation cost associated with the Company's stock-based compensation plans, determined using the minimum value method prescribed by SFAS No. 123, did not result in a material difference from the reported net income for the years ended December 31, 1997 and 1998 and for the six months ended June 30, 1998 and 1999 (unaudited).

 Deferred stock-based compensation

   In connection with certain stock option grants during the year ended December 31, 1998 and the six months ended June 30, 1999, the Company recognized deferred stock-based compensation totaling $1.9 million and $6.7 million (unaudited), respectively, which is being amortized over the vesting periods of the applicable options. Amortization expense recognized during the year ended December 31, 1998 and the six months ended June 30, 1999 totaled approximately $812,000 and $1.7 million (unaudited), respectively.

NOTE 9--SUBSEQUENT EVENTS:

 Stock Split

   Prior to the effectiveness of the Company's initial public offering, the Company's Board of Directors intends to effect a two-for-three reverse stock split of the outstanding shares of Common Stock. All common share and per share information included in these financial statements have been retroactively adjusted to reflect this stock split.

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited


 Employee Stock Purchase Plan

   In July 1999, the Board adopted, subject to stockholder approval, the 1999 Employee Stock Purchase Plan (the "Purchase Plan") and reserved 300,000 shares of Common Stock for issuance thereunder. On each January 1, the aggregate number of shares reserved for issuance under this plan will increase automatically by a number of shares equal to 1% of the Company's outstanding shares on December 31 of the preceding year. The aggregate number of shares reserved for issuance under the Purchase Plan shall not exceed 3,000,000 shares. The Purchase Plan will become effective on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. Employees generally will be eligible to participate in the Purchase Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the Purchase
Plan) 5% stockholders of the Company. Under the Purchase Plan, eligible employees may select a rate of payroll deduction between 2% and 10% of their W-2 cash compensation subject to certain maximum purchase limitations. Each offering period will have a maximum duration of two years and consists of four six-month Purchase Periods. The first Offering Period is expected to begin on the first business day on which price quotations for the Company's Common Stock are available on the Nasdaq National Market. Depending on the Effective Date, the first Purchase Period may be more or less than six months long. Offering Periods and Purchase Periods thereafter will begin on February 1 and August 1. The price at which the Common Stock is purchased under the Purchase Plan is 85% of the lesser of the fair market value of the Company's Common Stock on the first day of the applicable offering period or on the last day of that purchase period. The Purchase Plan will terminate after a period of ten years unless terminated earlier as permitted by the Purchase Plan.

 1999 Equity Incentive Plan

   In July 1999, the Board adopted, subject to stockholder approval, the 1999 Equity Incentive Plan (the "1999 Plan") and reserved 2,900,000 shares of Common Stock for issuance thereunder. The 1999 Plan authorized the award of options, restricted stock awards and stock bonuses (each an "Award"). No person will be eligible to receive more than 1,000,000 shares in any calendar year pursuant to Awards under the 1999 Plan other than a new employee of the Company who will be eligible to receive no more than 1,500,000 shares in the calendar year in which such employee commences employment. Options granted under the 1999 Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, officers, directors, consultants, independent contractors and advisors of the Company.

   Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% stockholder may not be less than 110% of the estimated fair value of the shares on the date of grant. The maximum term of options granted under the 1999 Plan is ten years.

   Members of the Board who are not employees of the Company, or any parent, subsidiary or affiliate of the Company, are eligible to participate in the 1999 Plan. The option grants under the 1999 Plan are automatic and nondiscretionary, and the exercise price of the options must be 100% of the fair market value of the Common Stock on the date of grant. Each eligible director who first becomes a member of the Board on or after the effective date of the Registration Statement of which this Prospectus forms a part (the "Effective Date") will initially be granted an option to purchase 20,000 shares (an "Initial Grant") on the date such director first

                                INTERWOVEN, INC.

             Information as of June 30, 1999 and for the six months
                   ended June 30, 1998 and 1999 is unaudited

becomes a director. Immediately following each Annual Meeting of the Company, each eligible director will automatically be granted an additional option to purchase 10,000 shares if such director has served continuously as a member of the Board since the date of such director's Initial Grant or, if such director was ineligible to receive an Initial Grant, since the Effective Date. The term of such options is ten years, provided that they will terminate 7 months following the date the director ceases to be a director or a consultant of the Company (twelve months if the termination is due to death or disability). All options granted under the Directors Plan will vest 100% of the shares upon the date of issuance.

 Acquisition

   Effective July 1, 1999, the Company acquired all the assets and liabilities of Lexington Software Associates Incorporated, which is a provider of configuration management solutions and development methodologies, including consulting and education. The acquisition has been accounted for using the purchase method of accounting. The total purchase price for this acquisition was approximately $800,000. The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at the acquisition date. The purchase price consisted of 88,339 shares of the Company's Series E Preferred Stock (estimated fair value of $500,000), seven-year warrants to purchase 17,668 shares of Series E Preferred Stock at $5.66 per share (estimated fair value of $77,000) and acquisition-related expenses (including legal and accountancy fees) of approximately $223,000. The allocation of the purchase price was as follows:

                       Allocation of Purchase Price

       Tangible Assets............................................... $ 385,000
       Intangible Assets
         Workforce................................................... $ 500,000
         Goodwill.................................................... $ 300,000
       Liabilities................................................... $(385,000)
                                                                      ---------
                                                                      $ 800,000
                                                                      =========

   The amortization of the intangible assets will occur over the estimated periods to be benefited. The workforce asset will be amortized on a straight-line basis over two years from the acquisition date, however, retention of the acquired employees will be evaluated in future periods to assess whether accelerated amortization of this asset is warranted. The goodwill is expected to be amortized on a straight-line basis over three years from the acquisition date.

                       [LOGO OF INTERWOVEN APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following table sets forth the costs and expenses to be paid by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

   Securities and Exchange Commission registration fee.............. $   13,900
   NASD filing fee..................................................      5,500
   Nasdaq National Market filing fee................................     95,000
   Accounting fees and expenses.....................................    225,000
   Legal fees and expenses..........................................    425,000
   Road show expenses...............................................     35,000
   Printing and engraving expenses..................................    250,000
   Blue sky fees and expenses.......................................     10,000
   Transfer agent and registrar fees and expenses...................     10,000
   Miscellaneous....................................................    120,600
                                                                     ----------
     Total.......................................................... $1,190,000
                                                                     ==========

---------------------
* To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

   Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

   As permitted by the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to the Registrant or its stockholders,

  . for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

  . under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases), or

  . for any transaction from which the director derived an improper personal benefit.

   As permitted by the Delaware General Corporation Law, the Registrant's Bylaws provide that:

  . the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions,

  . the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law,

  . the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, and

  .  the rights conferred in the Bylaws are not exclusive.

   The Registrant intends to enter into Indemnity Agreements with each of its current directors and officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the Registrant's Amended and Restated Certificate of Incorporation and to provide additional procedural protections. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification.

   Reference is also made to Section 7 of the draft Underwriting Agreement to be entered into between the Registrant and the underwriters, which will provide for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's Amended and Restated Certificate of Incorporation, Bylaws and the Indemnity Agreements to be entered into between the Registrant and each of its directors and officers may be sufficiently broad to permit indemnification of the Registrant's directors and officers for liabilities arising under the Securities Act.

   The Registrant maintains directors' and officers' liability insurance.

   See also the undertakings set out in response to Item 17.

   Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

   Exhibit Document                                                     Number
   ----------------                                                     ------
   Form of Underwriting Agreement......................................  1.01
   Registrant's Second Amended and Restated Certificate of
    Incorporation......................................................  3.03
   Registrant's Restated Bylaws........................................  3.04
   Third Amended and Restated Investors' Rights Agreement dated June
    10, 1999...........................................................  4.02
   Form of Indemnity Agreement......................................... 10.01

Item 15. Recent Sales of Unregistered Securities.

   Since inception we have issued and sold the following securities:

   1. We granted stock options to purchase 4,164,036 shares of our common stock at exercise prices ranging from $0.03 to $10.01 per share to our employees, consultants, directors, and other service providers under our 1996 Stock Option Plan and 1998 Stock Option Plan. Through August 31, 1999, we issued and sold an aggregate of 2,372,629 shares of our common stock to employees, consultants, directors, and other service providers at prices ranging from $0.03 to $10.01 per share under direct issuances or exercises of options granted under our 1996 Stock Option Plan and 1998 Stock Option Plan. All shares purchased under our 1996 Stock Option Plan and 1998 Stock Option Plan are subject to our right to repurchase such shares at their original exercise price. The repurchase feature generally expires for 25% of the shares after the first year of service and then expires ratably over the next 36 months.

   2. In March and June 1996, we issued and sold an aggregate of 1,800,000 shares of our Series A Preferred Stock to private investors for an aggregate purchase price of approximately $360,000. In March 1998, we repurchased 680,000 shares of our Series A Preferred Stock at $0.93 per share. The 1,120,000 shares of Series A Preferred Stock outstanding are convertible into 746,664 shares of common stock.

   3. In August 1996, we issued a warrant to a certain bank in connection with a loan agreement. The warrant is exercisable for 9,828 shares of Series B Preferred Stock. These shares of Series B Preferred Stock are convertible into 6,552 shares of common stock.

   4. In January 1997, in connection with a bridge loan that converted into Series B Preferred Stock, we issued warrants to private investors to purchase 93,298 shares of Series B Preferred Stock at an exercise price of $1.2862 per share. These shares of Series B Preferred Stock are convertible into 65,519 shares of common stock.

   5. In May and June 1997, we issued and sold an aggregate of 3,039,505 shares of our Series B Preferred Stock to private investors for an aggregate purchase price of approximately $3,890,566. These shares of Series B Preferred Stock are convertible into 2,134,548 shares of common stock.

   6. In March 1998, we issued and sold an aggregate of 6,241,619 shares of our Series C Preferred Stock to private investors for an aggregate purchase price of approximately $6,375,181, and warrants to purchase 918,124 shares of Series C Preferred Stock at an exercise price of $1.2862 per share. In connection with the Series D Preferred Stock financing, all warrants to purchase Series C Preferred Stock were exercised for an aggregate purchase price of approximately $1,180,891. These shares of Series C Preferred Stock are convertible into 4,773,161 shares of common stock.

   7. In October, November and December 1998, we issued and sold an aggregate of 3,741,217 shares of our Series D Preferred Stock to private investors for an aggregate purchase price of approximately $6,996,075. These shares of Series D Preferred Stock are convertible into 2,494,142 shares of common stock.

   8. In June 1999, we issued and sold an aggregate of 3,394,719 shares of our Series E Preferred Stock to private investors for an aggregate purchase price of approximately $19,214,109. These shares of Series E Preferred Stock are convertible into 2,263,136 shares of common stock.

   9. In July 1999, we issued 88,339 shares of Series E Preferred Stock and warrants to purchase 17,668 shares of Series E Preferred Stock to certain shareholders of Lexington Software Associates, Inc. in exchange for their shares of that company. These shares of Series E Preferred Stock are convertible into 58,888 shares of common stock. The shares issuable upon exercise of these warrants are convertible into 11,770 shares of common stock.

   10. In July 1999, we issued a warrant to purchase a number of shares of Series E Preferred Stock (for which we have requested confidential treatment) to General Electric in connection with a commercial transaction. The shares issuable upon exercise of this warrant are convertible into shares of common stock.

   All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

   All sales of preferred stock and warrants to purchase preferred stock were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

Item 16. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed herewith:

     Number                             Exhibit Title
     ------                             -------------
      1.01** Form of Underwriting Agreement.

      3.01** Registrant's Certificate of Incorporation.

      3.02** Registrant's Amended and Restated Certificate of Incorporation (to be filed in connection with our reincorporation from California to Delaware prior to consummation of this offering).

      3.03*  Registrant's Second Amended and Restated Certificate of
              Incorporation (to be filed following the closing of this offering).

      3.04** Registrant's Restated Bylaws (to be adopted in connection with our reincorporation from California to Delaware prior to consummation of this offering).

      3.05** Registrant's Certificate of Designation (to be filed in connection with our reincorporation from California to Delaware prior to consummation of this offering).

     Number                             Exhibit Title
     ------                             -------------
      4.01*  Form of Certificate for Registrant's common stock.

      4.02** Third Amended and Restated Investors' Rights Agreement, dated June
              10, 1999.
      5.01* Opinion of Fenwick & West LLP regarding legality of the securities being registered.

     10.01** Form of Indemnity Agreement between Registrant and each of its directors and executive officers.

     10.02** 1996 Stock Option Plan and related agreements.

     10.03** 1998 Stock Option Plan and related agreements.

     10.04** 1999 Equity Incentive Plan and related agreements.

     10.05** 1999 Employee Stock Purchase Plan and related agreements.

     10.06** Regional Prototype Profit Sharing Plan and Trust/Account Standard
              Plan Adoption Agreement AA #001.

     10.07** Employment Agreement between Interwoven, Inc. and Martin W. Brauns dated February 27, 1998.

     10.08** Offer Letter to David M. Allen from Interwoven, Inc. dated
              February 12, 1999.

     10.09** Offer Letter to Michael A. Backlund from Interwoven, Inc. dated
              May 1, 1998.

     10.10** Offer Letter to John Chang from Interwoven, Inc. dated January 20,
              1997.

     10.11** Offer Letter to Jeffrey E. Engelmann from Interwoven, Inc. dated
              December 11, 1998.

     10.12** Offer Letter to Steven Farber from Interwoven, Inc. dated June 14,
              1997.

     10.13** Offer Letter to Jack S. Jia from Interwoven, Inc. dated January 3,
              1997.

     10.14** Offer Letter to Peng T. Ong from Interwoven, Inc. dated February
              29, 1996.

     10.15** Offer Letter to Jozef Ruck from Interwoven, Inc. dated February
              18, 1999.

     10.16** Confidential Separation Agreement and Release, between Interwoven,
              Inc. and John Chang dated November 25, 1998.

     10.17** Confidential Separation Agreement and Release, between Interwoven,
              Inc. and Steven Farber dated February 12, 1998.

     10.18** Secured Promissory Notes between Interwoven, Inc. and Jeffrey E.
              Engelmann, dated as of April 19, 1999.

     10.19** Secured Promissory Notes between Interwoven, Inc. and Jozef Ruck, dated as of April 21, 1999.

     10.20** Built-To-Suit Lease Agreement dated March 18, 1997 between
              Sunnyvale Partners Limited Partnership and First Data Merchant
              Services Corporation.

     10.21** Sublease dated April 24, 1998 between First Data Merchant Services
              Corporation and Interwoven, Inc.

     10.22** Loan and Security Agreement, dated October 1997, as amended, between Interwoven, Inc. and Silicon Valley Bank.

     10.23** Agreement and Plan of Reorganization, dated June 30, 1999, by and among Interwoven, Inc., Lexington Software Associates, Inc. and certain Stockholders of Lexington Software Associates, Inc.

      Number                            Exhibit Title
      ------                            -------------
     10.24+** Standard Sales Agreement effective as of July 28, 1999 between
               Registrant and General Electric Company.

     10.25+** Preferred Stock Warrant to Purchase Shares of Series E Preferred
               Stock of Registrant.

     21.01**  Subsidiaries of the Registrant

     23.01*   Consent of Fenwick & West LLP (included in Exhibit 5.01).

     23.02    Consent of PricewaterhouseCoopers LLP, independent accountants.

     24.01**  Power of Attorney.

     27.01**  Financial Data Schedule.

---------------------
 * To be filed by amendment
** Previously filed
 + Confidential treatment requested as to certain portions of this exhibit

   Other financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17. Undertakings.

   The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on this 20th day of September, 1999.

                                          INTERWOVEN, INC.

                                                     /s/ David M. Allen
                                          By: _________________________________
                                             David M. Allen
                                             Vice President and Chief
                                             Financial Officer

   Pursuant to the requirements of the Securities Act, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

                 Name                            Title                   Date
                 ----                            -----                   ----
   *Martin W. Brauns                   President, Chief Executive September 20, 1999
______________________________________ Officer (principal
Martin W. Brauns                       executive officer) and a
                                       director
    /s/ David M. Allen                 Vice President and Chief   September 20, 1999
______________________________________ Financial Officer
David M. Allen                         (principal financial
                                       officer and principal
                                       accounting officer)

Additional Directors:


     *Peng T. Ong                      Chairman of the Board      September 20, 1999
______________________________________
Peng T. Ong

   *Kathryn C. Gould                   Director                   September 20, 1999
______________________________________
Kathryn C. Gould


    *Mark W. Saul                      Director                   September 20, 1999
______________________________________
Mark W. Saul


   *Mark C. Thompson                   Director                   September 20, 1999
______________________________________
Mark C. Thompson


                                       Director
______________________________________
Ronald E.F. Codd

*By: /s/ David M. Allen
  ____________________________
David M. Allen Attorney-in-
fact

                                 EXHIBIT INDEX

     Number                          Exhibit Title
     ------                          -------------
     23.02  Consent of PricewaterhouseCoopers LLP, independent accountants.
